   As filed with the Securities and Exchange Commission on October 2, 2000.
                                                       Registration No. 333-
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                ---------------
                                   FORM S-3
                            REGISTRATION STATEMENT
                                     Under
                          The Securities Act of 1933
                                ---------------
                              NVIDIA CORPORATION
            (Exact name of registrant as specified in its charter)
                                ---------------
               Delaware                             94-3177549
       (State of incorporation )        (I.R.S. Employer Identification No.)
                              3535 Monroe Street
                             Santa Clara, CA 95051
                                (408) 615-2500
  (Address, including zip code, and telephone number, including area code of
                   Registrant's principal executive offices)
                                ---------------
                                Jen-Hsun Huang
                            Chief Executive Officer
                              NVIDIA Corporation
                              3535 Monroe Street
                             Santa Clara, CA 95051
                                (408) 615-2500
 (Name, address, including zip code, and telephone number including area code, of agent for service)
                                  Copies to:
                               James C. Gaither
                                Karyn S. Tucker
                              Virginia C. Edwards
                               Alyssa R. Harvey
                             Heather L. McCormick
                              Cooley Godward LLP
                        One Maritime Plaza, 20th Floor
                            San Francisco, CA 94111
                                (415) 693-2000
  Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.
  If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]
  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]
  If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]
                        CALCULATION OF REGISTRATION FEE

-------------------------------------------------------------------------------
 ------------------------------------------------------------------------------

 Title of Class of Securities to        Proposed Maximum            Amount of
          be Registered            Aggregate Offering Price(1) Registration Fee(2)
----------------------------------------------------------------------------------
Common Stock, par value $.001 per
 share(3)........................
----------------------------------------------------------------------------------
Debt Securities(4)...............              (5)                     (5)
----------------------------------------------------------------------------------
   Total.........................        $200,000,000(6)             $52,800

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
(1) Such amount in U.S. dollars as shall result in an aggregate initial offering price for all securities of $200.0 million. The Prospectus herein covers $680.0 million of securities, including securities for which the registration fee has been previously paid in connection with the registration statements referred to below.
(2) Calculated pursuant to Rule 457(o) under the Securities Act.
(3) Subject to note 6 below, there is being registered an indeterminate number of shares of common stock of the registrant as may be sold from time to time.
(4) Subject to note 6 below, there is being registered hereunder an indeterminate principal amount of debt securities of the registrant as may be sold, from time to time, by us. If any debt securities are issued at an original issue discount, then the offering price shall be in such greater principal amount at maturity as shall result in aggregate gross proceeds to the registrant not to exceed $200.0 million less the gross proceeds attributable to any securities previously issued pursuant to this registration statement.
(5) Not required to be included in accordance with General Instructions II.D. of Form S-3 under the Securities Act.
(6) In no event will the aggregate offering price of all securities issued from time to time pursuant to this registration statement exceed $200.0 million. The securities registered hereunder may be sold separately or as units with other securities registered hereunder.
                                ---------------
  Pursuant to Rule 429 under the Securities Act of 1933, the Prospectus which forms a part of this Registration Statement also relates to the $400,000,000 initial offering price of securities registered under the Registrant's Registration Statement on Form S-3, File No. 333-33560, which was declared affective on April 24, 2000, and the $80,000,000 additional offering price of securities registered under the Registrant's Registration Statement on Form S-3, File No. 333-46650, which was effective upon filing under Rule 462(b) of the Securities Act of 1933.
  The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this
Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said
Section 8(a), may determine.
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                               Explanatory Note

  This Registration Statement contains a prospectus supplement relating to a public offering of an aggregate of 1,400,000 shares of our common stock, $0.001 par value per share (the "Equity Supplement"), followed immediately by a prospectus supplement relating to a concurrent offering of $300.0 million
aggregate principal amount of our   % convertible subordinated notes due 2007
(the "Debt Supplement"). The prospectus for each of the Equity Supplement and the Debt Supplement follows the Debt Supplement in this Registration Statement.

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus supplement is not complete and may be + +changed. These securities may not be sold until the registration statement +
+filed with the Securities and Exchange Commission is effective. This          +
+prospectus supplement and the accompanying prospectus are not an offer to     +
+sell these securities and we are not soliciting offers to buy these           +
+securities in any state where such offer or sale is not permitted.            +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                                                Filed Pursuant to Rule 424(b)(2)
                                                      Registration No. 333-33560
PROSPECTUS SUPPLEMENT (Subject to Completion)             Issued October 2, 2000
(To Prospectus dated October 2, 2000)

                                1,400,000 Shares

                           [NVIDIA CORPORATION LOGO]

                                  COMMON STOCK

                                  -----------

NVIDIA is offering 1,400,000 shares of its common stock.

                                  -----------

The common stock is quoted on the Nasdaq National Market under the symbol "NVDA." On September 29, 2000, the reported last sale price of the common stock on the Nasdaq National Market was $81.875 per share.

                                  -----------

Concurrently with this offering, we also separately are offering $300.0 million
aggregate principal amount of our    % convertible subordinated notes due 2007.
The completion of this offering is not contingent upon the completion of the concurrent notes offering.

                                  -----------

Investing in the common stock involves risks. See "Risk Related to This Offering" on page S-4 of this prospectus supplement and "Risk Factors" beginning on page 4 of the prospectus.

                                  -----------

                             PRICE $        A SHARE

                                  -----------

                                               Underwriting
                                               Discounts and         Proceeds to
                            Price to Public     Commissions               NVIDIA
                            ---------------    -------------         -----------
Per Share.................       $                 $                 $
Total.....................       $                 $                 $

We have granted the underwriters the right to purchase up to an additional 210,000 shares to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Morgan Stanley & Co. Incorporated expects to deliver the shares to purchasers
on        , 2000.

                                  -----------

MORGAN STANLEY DEAN WITTER

      PRUDENTIAL VOLPE TECHNOLOGY
          a unit of Prudential Securities

                  ROBERTSON STEPHENS

                        THOMAS WEISEL PARTNERS LLC

           , 2000

                               TABLE OF CONTENTS

                             Prospectus Supplement

                                                                            Page
                                                                            ----
Summary.................................................................... S-1
Risk Related to This Offering.............................................. S-4
Use of Proceeds............................................................ S-4
Capitalization............................................................. S-5
Underwriters............................................................... S-6
Legal Matters.............................................................. S-7

                                  Prospectus

                                                                            Page
                                                                            ----
About This Prospectus.....................................................    i
Prospectus Summary........................................................    1
The Securities We May Offer...............................................    3
Risk Factors..............................................................    4
Forward-Looking Information...............................................   15
Ratio of Earnings to Fixed Charges........................................   15
Use of Proceeds...........................................................   16
Common Stock Price Range..................................................   16
Dividend Policy...........................................................   16
Selected Financial Data...................................................   17
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   18
Business..................................................................   26
Management................................................................   38
Principal Stockholders....................................................   41
Description of Capital Stock..............................................   43
Description of Debt Securities............................................   45
Plan of Distribution......................................................   53
Legal Matters.............................................................   54
Experts...................................................................   54
Where You Can Find More Information.......................................   54
Index to Financial Statements.............................................  F-1

                               ----------------

You should rely only on the information contained in this prospectus supplement and accompanying prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus supplement and accompanying prospectus. We are offering to sell these securities and seeking offers to buy these securities only in jurisdictions where offers and sales are permitted. The information contained in this prospectus supplement and accompanying prospectus is accurate only as of their respective dates regardless of the time of delivery of this prospectus supplement and accompanying prospectus or sale of the securities.

                                    SUMMARY

  This summary highlights some information from the prospectus and this prospectus supplement, and it may not contain all of the information that is important to you. To understand the terms of the securities, you should read this prospectus supplement with the accompanying prospectus carefully. Together, these documents describe the specific terms of the securities we are offering. You should also carefully read the section titled "Risk Factors" in this prospectus supplement and the accompanying prospectus and the documents identified under "Where You Can Find More Information."

Overview

We design, develop and market graphics processors and related software for personal computers and digital entertainment platforms. We provide a "top-to-bottom" family of award-winning performance 3D graphics processors and graphics processing units, or GPUs, that set the standard for performance, quality and features for a broad range of desktop PCs, from professional workstations to low-cost PCs. Our 3D graphics processors are used in a wide variety of applications, including games, business productivity, the Internet and industrial design. Our graphics processors were the first to incorporate a 128-bit multi-texturing graphics architecture designed to deliver to users of our products a highly immersive, interactive 3D experience with compelling visual quality, realistic imagery and motion, stunning effects and complex object and scene interaction at real-time frame rates. The NVIDIA TNT2, TNT2 M64 and Vanta graphics processors deliver high performance 3D and 2D graphics at affordable prices, making them the graphics hardware of choice for a wide range of applications for both consumer and commercial use. Our graphics processors are designed to be architecturally compatible backward and forward between generations, giving our OEM customers and end users a low cost of ownership. We are recognized for developing the world's first GPU, the GeForce 256, which incorporates independent hardware transform and lighting processing units along with a complete rendering pipeline into a single-chip architecture. Our current GPUs, the GeForce2 Ultra, the GeForce2 GTS, the GeForce2 MX, the NVIDIA Quadro2 Pro and the Quadro2 MXR, process hundreds of billions of operations per second and increase the PC's ability to render high-definition 3D scenes in real-time. Our GPU family provides superior processing and rendering power at competitive prices and is architected to deliver the maximum performance from industry standards such as Microsoft's Direct3D API and SGI's OpenGL API on Windows 98, Windows 2000 and Linux platforms. We have also developed an integrated core logic/graphics chipset called Aladdin TNT2 through a partnership with Acer Laboratories, Inc., or ALi, one of the leading suppliers of core logic chipsets for the PC. The Aladdin TNT2 chipset brings NVIDIA-class graphics performance and quality to the value PC segment.

We designed our GPUs and graphics processors to enable PC OEMs and add-in board manufacturers to build award-winning state-of-the-art interactive 3D graphics capability while maintaining affordable prices. We believe that a PC's interactive 3D graphics capability represents one of the primary means by which users differentiate among various systems. PC users today can easily differentiate the quality of graphics and prefer personal computers that provide a superior visual experience. We believe that by developing 3D graphics solutions that provide superior performance and address the key requirements of the PC market, we will accelerate the adoption of 3D graphics throughout this market.

Our products currently are designed into products offered by virtually every leading branded PC OEM, including Acer, Compaq, Dell, eMachines, Fujitsu-Siemens, Gateway, HP, IBM, micronpc.com, NEC, Packard Bell NEC, SGI and Sony, as well as leading CEMs, including Celestica, Intel, Mitac, MSI, SCI and VisionTek, and leading add-in board manufacturers, including ASUSTek, Canopus, Creative, ELSA and Guillemot. The benefits and performance of the NVIDIA family of 3D graphics processors have received significant industry validation and have enabled us and our customers to win more than 600 industry awards, including over 20 "Editors' Choice" awards from PC Magazine during the last three years, Edge Magazine's 1999 "Hardware Innovation of the Year," MicroDesign Research's "1999 Analyst's Choice for Best 3D Processor" and, in the workstation market, Pro/E the Magazine's "Platinum Award."

We were incorporated in California in April 1993 and reincorporated in Delaware in April 1998. Our executive offices are located at 3535 Monroe Street, Santa Clara, California 95051, and our telephone number is (408) 615-2500. Our web site is located at www.nvidia.com. Information contained on our web site should not be deemed to be part of this prospectus.

                             SUMMARY FINANCIAL DATA

                         Years Ended December
                                  31,                               Years Ended        Six Months Ended
                         -----------------------  Month Ended ----------------------- ------------------
                                                  January 31, January 31, January 30, August 1, July 30,
                          1995    1996    1997       1998        1999        2000       1999      2000
                         ------  ------  -------  ----------- ----------- ----------- --------- --------
                                     (in thousands, except per share data and ratio data)
                                                                                         (unaudited)
Statement of Operations
 Data:
Revenue................. $1,182  $3,912  $29,071    $13,331    $158,237    $374,505   $149,035  $318,881
Operating income
 (loss)................. (6,470) (2,993)  (3,459)     1,499       4,516      54,412     18,466    54,587
Net income (loss)....... (6,377) (3,077)  (3,589)     1,347       4,130      38,098     12,947    40,809
Diluted net income
 (loss) per share(1)....   (.28)   (.14)    (.14)       .03         .08         .53        .18       .52
Shares used in diluted
 per share
 computation(1)(2)...... 22,730  22,766   25,354     52,200      54,786      72,196     70,910    78,633
Other Data:
Ratio of earnings to
 fixed charges..........    --      --       --         37x          8x         68x        48x      157x

                                                As of January
                          As of December 31,         31,           As of       As of
                         --------------------- ---------------- January 30,  July 30,
                          1995   1996   1997    1998     1999      2000        2000
                         ------ ------ ------- ------- -------- ----------- -----------
                                                 (in thousands)
                                                                            (unaudited)
Balance Sheet Data:
Cash and cash
 equivalents............ $3,872 $3,133 $ 6,551 $ 7,984 $ 50,257  $ 61,560    $289,205
Total assets............  6,793  5,525  25,039  30,172  113,332   202,250     507,183
Capital lease
 obligations, less
 current portion........  1,137    617   1,891   1,756    1,995       962         672
Total stockholders'
 equity.................  4,013  1,037   6,897   8,610   64,209   124,563     206,090

----------------
(1) Reflects the two-for-one stock split effected in June 2000.
(2) See Note 1 to Financial Statements for an explanation of the determination of the number of shares used in per share computations.

                                  THE OFFERING

 Common stock offered........................ 1,400,000 shares

 Common stock to be outstanding after this
  offering................................... 66,567,061 shares

 Use of proceeds............................. To fund our anticipated growth, including anticipated increases
                                              in inventory and accounts
                                              receivable; for potential
                                              acquisitions; for costs
                                              associated with our expected
                                              move to new facilities; and for
                                              general working capital. See
                                              "Use of Proceeds."

 Nasdaq National Market symbol............... NVDA

The foregoing information is based on the number of shares outstanding as of July 30, 2000 and excludes:

  . 20.1 million shares of common stock issuable upon the exercise of options outstanding as of July 30, 2000 at a weighted average exercise price of $10.72 per share;

  . 4.7 million shares of common stock reserved for future grants under our stock option plans; and

  .      shares issuable upon conversion of the notes being issued, if any, pursuant to the concurrent notes offering.

Except as otherwise noted, all information in the prospectus or this prospectus supplement assumes the underwriters' over-allotment option is not exercised.

                         RISK RELATED TO THIS OFFERING

   Our stock price may continue to experience large short-term fluctuations.

The price of our common stock has fluctuated greatly. These price fluctuations have been rapid and severe. The price of our common stock may continue to fluctuate greatly in the future due to a variety of company specific factors, including quarter to quarter variations in our operating results, shortfalls in revenue or earnings from levels expected by securities analysts and the other factors discussed in the accompanying prospectus under the caption "Risk Factors--Our operating results are unpredictable and may fluctuate."

                                USE OF PROCEEDS

We estimate that the net proceeds from the sale of the 1,400,000 shares of common stock we are selling in this offering will be approximately $108.1 million, based on the assumed public offering price of $81.875 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses. If the underwriters exercise their option to purchase additional shares in the offering, we estimate the aggregate net proceeds to us will be approximately $124.3 million. Concurrently with this offering, we
are offering $300.0 million aggregate principal amount of our    % convertible
subordinated notes due 2007. We estimate that the net proceeds from the sale of the notes in the concurrent notes offering will be approximately $290.5 million, after deducting estimated underwriting discounts and commissions and estimated offering expenses. The completion of this offering is not contingent upon the completion of the concurrent notes offering. The net proceeds from the sale of the common stock and the concurrent notes offering will be used to fund our anticipated growth, including anticipated increases in inventory and accounts receivable; for potential acquisitions; for costs associated with our expected move to new facilities; and for general working capital.

                                CAPITALIZATION

The following table sets forth our unaudited cash and cash equivalents and capitalization as of July 30, 2000 on an actual basis, and as adjusted to give effect to (i) the sale of the common stock offered hereby, assuming the over-allotment option is not exercised, and after deducting estimated underwriting discounts and commissions and estimated offering expenses and (ii) the sale of
our     % convertible subordinated notes due 2007, which we are offering in a separate, concurrent public offering, after deducting estimated underwriting discounts and commissions and estimated offering expenses. The completion of this offering is not contingent upon the completion of the concurrent notes offering. See "Use of Proceeds" in this prospectus supplement. This table should be read in conjunction with our financial statements, related notes and the other information included or incorporated by reference in this prospectus supplement.

                                                             July 30, 2000
                                                          ---------------------
                                                           Actual   As Adjusted
                                                          --------  -----------
                                                             (in thousands)
Cash and cash equivalents................................ $289,205   $688,924
                                                          ========   ========

Long-term obligations:
  Capital lease obligations, less current portion........      672        672
    % Convertible Subordinated Notes due 2007............       --    300,000
  Deferred revenue.......................................  200,000    200,000
                                                          --------   --------
    Total long-term obligations..........................  200,672    500,672

Stockholders' equity:
  Common stock, $.001 par value; 400,000,000 shares
   authorized; 65,167,061 shares issued and outstanding,
   actual, and 66,567,061 shares issued and outstanding,
   as adjusted(1)........................................       65         66
  Additional paid-in capital.............................  136,563    245,781
  Deferred compensation..................................      (33)       (33)
  Retained earnings......................................   69,495     69,495
                                                          --------   --------
    Total stockholders' equity...........................  206,090    315,309
                                                          --------   --------
      Total capitalization............................... $406,762   $815,981
                                                          ========   ========

--------
(1) Excludes (i) 20.1 million shares of common stock issuable upon the exercise of options outstanding at a weighted average exercise price of $10.72 per share, (ii) 4.7 million shares reserved for future grants under our 1998 Equity Incentive Plan, 1998 Non-Employee Directors' Stock Option Plan, 1998 Employee Stock Purchase Plan and 2000 Nonstatutory Equity
    Incentive Plan and (iii)            shares issuable upon conversion of the
    notes being issued pursuant to the concurrent notes offering.

                                 UNDERWRITERS

Under the terms and subject to the conditions in an underwriting agreement dated the date hereof, the underwriters named below have severally agreed to purchase, and we have agreed to sell to them the number of shares of common stock set forth opposite their names below:

                                                                          Number
                                                                            of
   Underwriter                                                            Shares
   -----------                                                            ------
   Morgan Stanley & Co. Incorporated.....................................
   Prudential Securities Incorporated....................................
   Robertson Stephens, Inc. .............................................
   Thomas Weisel Partners LLC............................................
                                                                          -----
     Total...............................................................
                                                                          =====

The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligation of the underwriters to pay for and accept delivery of the shares of common stock is subject to the approval of legal matters by their counsel and to other conditions. The underwriters are obligated to take and pay for all the shares of common stock (other than those covered by the over-allotment option described below) if any are taken.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price set forth on the cover page and part to certain dealers at a price that represents a concession not
in excess of $     a share under the public offering price. No underwriter may allow, and no dealer may reallow, a concession to other dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the underwriters.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to an additional 210,000 shares of common stock at the public offering price set forth on the cover page hereof, less underwriting discounts and commissions. The underwriters may exercise such option solely for the purpose of covering over-allotments, if any, made in connection with this offering.

Our common stock is quoted on the Nasdaq National Market under the symbol
"NVDA."

We and our executive officers and directors have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, we will not, during the period ending 90 days after the date of this prospectus:

  . offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

  . enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock,

whether any such transaction described in either section above is to be settled by delivery of common stock or such other securities, in cash or otherwise. The foregoing sentence shall not apply:

  . in our case, to (i) the sale of the shares of common stock offered hereby, (ii) the issuance by us of any shares of common stock upon the
     exercise of an option or warrant or the conversion of any   %
     convertible subordinated notes due 2007 or other security outstanding on the date of this prospectus supplement, (iii) the grant or exercise of options to purchase common
     stock under our employee benefit plans or (iv) the sale of   %
     convertible subordinated notes due 2007, if any, in a concurrent offering; and

  . in the case of our executive officers and directors, to (i) transactions relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering and (ii) certain transfers of shares of common stock or any security convertible into common stock as a bona fide gift or gifts.

In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over allotment option. The underwriters can close out a covered short sale by exercising the over allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over allotment option. The underwriters may also sell shares in excess of the over allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. As an additional means of facilitating the offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. The underwriting syndicate may also reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in the offering, if the syndicate repurchases previously distributed common stock to cover syndicate short positions or to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters. The underwriters may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distribution will be allocated by the lead manager to underwriters that may make Internet distributions on the same basis as other allocations.

In the ordinary course of their respective business, certain of the underwriters and/or affiliates of the underwriters have engaged, or may in the future engage, in investment banking, investment advisory and/or commercial banking transactions with us and our affiliates for which customary compensation has been, and will be, received.

We have also agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that the underwriters may be required to make in respect of any such liabilities.

Due to the fact that one of the representatives of the underwriters was organized within the last three years, we are providing the following information. Thomas Weisel Partners LLC, one of the representatives of the underwriters, was organized and registered as a broker-dealer in December 1998. Since December 1998, Thomas Weisel Partners LLC has been named as a lead or co-manager of, or as a syndicate member in, numerous public offerings of equity securities. Thomas Weisel Partners LLC does not have any material relationship with us or any of our officers, directors or other controlling persons.

                                 LEGAL MATTERS

Cooley Godward LLP, San Francisco, California, will provide us with an opinion as to the legality of the securities we are offering. Davis Polk & Wardwell will act as counsel for the underwriters.

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus supplement is not complete and may be + +changed. These securities may not be sold until the registration statement +
+filed with the Securities and Exchange Commission is effective. This          +
+prospectus supplement and the accompanying prospectus are not an offer to     +
+sell these securities and we are not soliciting offers to buy these           +
+securities in any state where such offer or sale is not permitted.            +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                                                Filed Pursuant to Rule 424(b)(2)
                                                      Registration No. 333-33560

PROSPECTUS SUPPLEMENT (Subject to Completion)             Issued October 2, 2000
(To Prospectus dated October 2, 2000)

                                  $300,000,000

                           [NVIDIA CORPORATION LOGO]

                    % CONVERTIBLE SUBORDINATED NOTES DUE 2007

                                  ----------

                 Interest payable on            and

                                  ----------

Holders may convert the notes into our common stock at any time on or before
          , 2007 at a conversion price of $           per share, subject to
adjustment in certain events.

                                  ----------

On or after           , 2003 we may redeem any of the notes at the redemption
prices set forth herein, plus accrued interest.

                                  ----------

The notes are subordinated in right of payment to all of our senior indebtedness, and are subordinated by operation of law to all liabilities (including trade payables) of our subsidiaries. At July 30, 2000, we had no senior indebtedness outstanding, and our subsidiaries had no debt or other material liabilities outstanding.

                                  ----------

For a more detailed description of the notes, see "Description of Notes" beginning on page S-7 of this prospectus supplement and "Description of Debt Securities" on page 45 of the prospectus.

                                  ----------

Concurrently with this offering, we also separately are offering 1,400,000 shares of our common stock. The completion of this offering is not contingent upon the completion of the concurrent common stock offering.

                                  ----------

Our common stock is quoted on the Nasdaq National Market under the symbol "NVDA." On September 29, 2000, the reported last sale price of the common stock on the Nasdaq National Market was $81.875 per share.

                                  ----------

Investing in the notes involves risks. See "Risks Related to This Offering" on page S-4 of this prospectus supplement and "Risk Factors" beginning on page 4 of the prospectus.

                                  ----------

                    PRICE 100% AND ACCRUED INTEREST, IF ANY

                                  ----------

                                                  Underwriting
                                    Price to     Discounts and       Proceeds to
                                     Public        Commissions           NVIDIA
                                    --------     -------------       -----------
Per Note..................               %                 %                 %
Total.....................         $                 $                 $

We have granted the underwriters the right to purchase up to an additional $45,000,000 principal amount of notes to cover over-allotments.

                                  ----------

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Morgan Stanley & Co. Incorporated expects to deliver the notes to purchasers on , 2000.

                                  ----------

MORGAN STANLEY DEAN WITTER

      PRUDENTIAL VOLPE TECHNOLOGY
          a unit of Prudential Securities

                 ROBERTSON STEPHENS

                      THOMAS WEISEL PARTNERS LLC
          , 2000

                               TABLE OF CONTENTS

                             Prospectus Supplement

                                                                            Page
                                                                            ----
Summary....................................................................  S-1
Risks Related to This Offering.............................................  S-4
Use of Proceeds............................................................  S-5
Capitalization.............................................................  S-6
Description of Notes.......................................................  S-7
Certain Federal Income Tax Considerations.................................. S-13
Underwriters............................................................... S-20
Legal Matters.............................................................. S-22

                                  Prospectus

                                                                            Page
                                                                            ----
About This Prospectus.....................................................    i
Prospectus Summary........................................................    1
The Securities We May Offer...............................................    3
Risk Factors..............................................................    4
Forward-Looking Information...............................................   15
Ratio of Earnings to Fixed Charges........................................   15
Use of Proceeds...........................................................   16
Common Stock Price Range..................................................   16
Dividend Policy...........................................................   16
Selected Financial Data...................................................   17
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   18
Business..................................................................   26
Management................................................................   38
Principal Stockholders....................................................   41
Description of Capital Stock..............................................   43
Description of Debt Securities............................................   45
Plan of Distribution......................................................   53
Legal Matters.............................................................   54
Experts...................................................................   54
Where You Can Find More Information.......................................   54
Index to Financial Statements.............................................  F-1

                               ----------------

You should rely only on the information contained in this prospectus supplement and accompanying prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus supplement and accompanying prospectus. We are offering to sell these securities and seeking offers to buy these securities only in jurisdictions where offers and sales are permitted. The information contained in this prospectus supplement and accompanying prospectus is accurate only as of their respective dates regardless of the time of delivery of this prospectus supplement and accompanying prospectus or sale of the securities.

                                    SUMMARY

  This summary highlights some information from the prospectus and this prospectus supplement, and it may not contain all of the information that is important to you. To understand the terms of the securities, you should read this prospectus supplement with the accompanying prospectus carefully. Together, these documents describe the specific terms of the securities we are offering. You should also carefully read the section titled "Risk Factors" in this prospectus supplement and the accompanying prospectus and the documents identified under "Where You Can Find More Information."

Overview

We design, develop and market graphics processors and related software for personal computers and digital entertainment platforms. We provide a "top-to-bottom" family of award-winning performance 3D graphics processors and graphics processing units, or GPUs, that set the standard for performance, quality and features for a broad range of desktop PCs, from professional workstations to low-cost PCs. Our 3D graphics processors are used in a wide variety of applications, including games, business productivity, the Internet and industrial design. Our graphics processors were the first to incorporate a 128-bit multi-texturing graphics architecture designed to deliver to users of our products a highly immersive, interactive 3D experience with compelling visual quality, realistic imagery and motion, stunning effects and complex object and scene interaction at real-time frame rates. The NVIDIA TNT2, TNT2 M64 and Vanta graphics processors deliver high performance 3D and 2D graphics at affordable prices, making them the graphics hardware of choice for a wide range of applications for both consumer and commercial use. Our graphics processors are designed to be architecturally compatible backward and forward between generations, giving our OEM customers and end users a low cost of ownership. We are recognized for developing the world's first GPU, the GeForce 256, which incorporates independent hardware transform and lighting processing units along with a complete rendering pipeline into a single-chip architecture. Our current GPUs, the GeForce2 Ultra, the GeForce2 GTS, the GeForce2 MX, the NVIDIA Quadro2 Pro and the Quadro2 MXR, process hundreds of billions of operations per second and increase the PC's ability to render high-definition 3D scenes in real-time. Our GPU family provides superior processing and rendering power at competitive prices and is architected to deliver the maximum performance from industry standards such as Microsoft's Direct3D API and SGI's OpenGL API on Windows 98, Windows 2000 and Linux platforms. We have also developed an integrated core logic/graphics chipset called Aladdin TNT2 through a partnership with Acer Laboratories, Inc., or ALi, one of the leading suppliers of core logic chipsets for the PC. The Aladdin TNT2 chipset brings NVIDIA-class graphics performance and quality to the value PC segment.

We designed our GPUs and graphics processors to enable PC OEMs and add-in board manufacturers to build award-winning state-of-the-art interactive 3D graphics capability while maintaining affordable prices. We believe that a PC's interactive 3D graphics capability represents one of the primary means by which users differentiate among various systems. PC users today can easily differentiate the quality of graphics and prefer personal computers that provide a superior visual experience. We believe that by developing 3D graphics solutions that provide superior performance and address the key requirements of the PC market, we will accelerate the adoption of 3D graphics throughout this market.

Our products currently are designed into products offered by virtually every leading branded PC OEM, including Acer, Compaq, Dell, eMachines, Fujitsu-Siemens, Gateway, HP, IBM, micronpc.com, NEC, Packard Bell NEC, SGI and Sony, as well as leading CEMs, including Celestica, Intel, Mitac, MSI, SCI and VisionTek, and leading add-in board manufacturers, including ASUSTek, Canopus, Creative, ELSA and Guillemot. The benefits and performance of the NVIDIA family of 3D graphics processors have received significant industry validation and have enabled us and our customers to win more than 600 industry awards, including over 20 "Editors' Choice" awards from PC Magazine during the last three years, Edge Magazine's 1999 "Hardware Innovation of the Year," MicroDesign Research's "1999 Analyst's Choice for Best 3D Processor" and, in the workstation market, Pro/E the Magazine's "Platinum Award."

We were incorporated in California in April 1993 and reincorporated in Delaware in April 1998. Our executive offices are located at 3535 Monroe Street, Santa Clara, California 95051, and our telephone number is (408) 615-2500. Our web site is located at www.nvidia.com. Information contained on our web site should not be deemed to be part of this prospectus.

                             SUMMARY FINANCIAL DATA

                         Years Ended December
                                  31,                               Years Ended        Six Months Ended
                         -----------------------  Month Ended ----------------------- ------------------
                                                  January 31, January 31, January 30, August 1, July 30,
                          1995    1996    1997       1998        1999        2000       1999      2000
                         ------  ------  -------  ----------- ----------- ----------- --------- --------
                                     (in thousands, except per share data and ratio data)
                                                                                         (unaudited)
Statement of Operations
 Data:
Revenue................. $1,182  $3,912  $29,071    $13,331    $158,237    $374,505   $149,035  $318,881
Operating income
 (loss)................. (6,470) (2,993)  (3,459)     1,499       4,516      54,412     18,466    54,587
Net income (loss)....... (6,377) (3,077)  (3,589)     1,347       4,130      38,098     12,947    40,809
Diluted net income
 (loss) per share(1)....   (.28)   (.14)    (.14)       .03         .08         .53        .18       .52
Shares used in diluted
 per share
 computation(1)(2)...... 22,730  22,766   25,354     52,200      54,786      72,196     70,910    78,633
Other Data:
Ratio of earnings to
 fixed charges..........    --      --       --         37x          8x         68x        48x      157x


                                                As of January
                          As of December 31,         31,           As of       As of
                         --------------------- ---------------- January 30,  July 30,
                          1995   1996   1997    1998     1999      2000        2000
                         ------ ------ ------- ------- -------- ----------- -----------
                                                 (in thousands)
                                                                            (unaudited)
Balance Sheet Data:
Cash and cash
 equivalents............ $3,872 $3,133 $ 6,551 $ 7,984 $ 50,257  $ 61,560    $289,205
Total assets............  6,793  5,525  25,039  30,172  113,332   202,250     507,183
Capital lease
 obligations, less
 current portion........  1,137    617   1,891   1,756    1,995       962         672
Total stockholders'
 equity.................  4,013  1,037   6,897   8,610   64,209   124,563     206,090

----------------
(1) Reflects the two-for-one stock split effected in June 2000.
(2) See Note 1 to Financial Statements for an explanation of the determination of the number of shares used in per share computations.

                                  THE OFFERING

 Securities Offered...............  $300,000,000 principal amount of  % Convertible
                                    Subordinated Notes due 2007 (plus an additional
                                    $45,000,000 principal amount if the underwriters'
                                    over-allotment option is fully exercised).


 Interest.........................    % per annum on the principal amount, payable semi-
                                    annually in arrears in cash on      and       of
                                    each year, beginning      , 2001.

 Conversion.......................  You may convert each note into common stock at any time prior to maturity, at a conversion price of
                                    $      per share, subject to adjustment if certain
                                    events affecting our common stock occur.

 Subordination....................  The notes will be subordinated to all of our senior indebtedness, and are subordinated by operation of
                                    law to all liabilities (including trade payables) of
                                    our subsidiaries. At July 30, 2000, we had no senior
                                    indebtedness outstanding, and our subsidiaries had
                                    no debt or other material liabilities outstanding.
                                    Neither we nor our subsidiaries are prohibited from
                                    incurring debt, including senior indebtedness, under
                                    the indenture.

 Optional Redemption..............  We may redeem any of the notes on or after      ,
                                    2003, by giving you at least 30 days' notice. We may
                                    redeem the notes either in whole or in part at the
                                    redemption prices set forth in this prospectus
                                    supplement, together with accrued and unpaid
                                    interest.

 Fundamental Change...............  Upon occurrence of a fundamental change (as described under "Description of Notes-Redemption at
                                    Option of the Holder" in this prospectus supplement)
                                    at any time prior to   , 2007, you may require us to
                                    purchase all or part of your notes at a redemption
                                    price equal to 100% of the outstanding principal
                                    amount of the notes being redeemed, plus accrued and
                                    unpaid interest.

 Sinking Fund.....................  None.


 Concurrent Offering..............  Concurrently with this offering, we also separately are offering shares of our common stock. The
                                    completion of this offering is not contingent upon
                                    the completion of the concurrent common stock
                                    offering.

 Use of Proceeds..................  To fund our anticipated growth, including anticipated increases in inventory and accounts
                                    receivable; for potential acquisitions; for costs
                                    associated with our expected move to new facilities;
                                    and for general working capital. See "Use of
                                    Proceeds" in this prospectus supplement.

Except as otherwise noted, all information in the prospectus or this prospectus supplement assumes the underwriters' over-allotment option is not exercised.

                        RISKS RELATED TO THIS OFFERING

   The notes are subordinated.

The notes will be unsecured and subordinated in right of payment to all of our existing and future senior indebtedness. In the event of our bankruptcy, liquidation or reorganization or upon acceleration of the notes due to an event of default under the indenture and in other limited events, our assets will be available to pay obligations on the notes only after all senior indebtedness has been paid. As a result, there may not be sufficient assets remaining to pay amounts due on any or all of the outstanding notes. The notes also will be effectively subordinated to the liabilities, including trade payables, of any of our subsidiaries. Neither we nor our subsidiaries are prohibited from incurring debt, including senior indebtedness, under the indenture. If we or our subsidiaries were to incur additional debt or liabilities, our ability to pay our obligations on the notes could suffer. We and our subsidiaries may from time to time incur additional debt, including senior indebtedness, and other liabilities. See "Description of Debt Securities--Subordination" in the accompanying prospectus.

   We may be unable to redeem the notes upon a fundamental change.

   We may be unable to redeem the notes in the event of a fundamental change. Upon a fundamental change, you may require us to redeem all or a portion of your notes. If a fundamental change were to occur, we may not have enough funds to pay the redemption price for all tendered notes. In addition, a fundamental change could result in an event of default under loan agreements we may enter into in the future. Our loan agreements could also prohibit, in certain situations, redemptions of the notes. If a fundamental change occurs at a time when we are prohibited from purchasing or redeeming notes, we could seek the consent of our lenders to redeem the notes or could attempt to refinance this debt. If we do not obtain a consent or refinance this debt, we could not purchase or redeem the notes. Our failure to redeem tendered notes would constitute an event of default under the indenture, which might constitute a default under the terms of our other indebtedness. In these circumstances, or if a fundamental change would constitute an event of default under our senior indebtedness, the subordination provisions of the indenture would restrict payments to the holders of notes. The term "fundamental change" is limited to certain specified transactions and may not include other events that might adversely affect our financial condition. Our obligation to offer to redeem the notes upon a fundamental change would not necessarily afford you protection in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving NVIDIA. See "Description of Notes-- Redemption at Option of the Holder" in this prospectus supplement.

   A public market may not develop for the notes.

Prior to the offering, there has been no trading market for the notes. The underwriters have advised us that they currently intend to make a market in the notes. However, the underwriters are not obligated to make a market and may discontinue this market making activity at any time without notice. In addition, market making activity by the underwriters will be subject to the limits imposed by the Securities Act of 1933 and the Securities Exchange Act of 1934. As a result, we cannot assure you that any market for the notes will develop or, if one does develop, that it will be maintained. If an active market for the notes fails to develop or be sustained, the trading price of the notes could be materially adversely affected.

  Our stock price may continue to experience large short-term fluctuations that may significantly affect the trading price of the notes.

The price of our common stock has fluctuated greatly. Fluctuations in the trading price of our common stock will affect the trading price of the notes. These price fluctuations have been rapid and severe. The price of our common stock may continue to fluctuate greatly in the future due to a variety of company specific factors, including quarter to quarter variations in our operating results, shortfalls in revenue or earnings from levels expected by securities analysis and the other factors discussed in the accompanying prospectus under the caption "Risk Factors--Our operating results are unpredictable and may fluctuate."

                                USE OF PROCEEDS


We estimate that the net proceeds from the sale of the notes we are selling in this offering will be approximately $290.5 million, after deducting estimated underwriting discounts and commissions and estimated offering expenses. If the underwriters exercise their option to purchase additional notes in this offering, we estimate the aggregate net proceeds to us will be approximately $335.5 million. Concurrently with this offering, we are offering 1,400,000 shares of our common stock. We estimate that the net proceeds from the sale of the 1,400,000 shares of common stock in the concurrent common stock offering will be approximately $108.1 million, based on an assumed public offering price of $81.875 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses. The completion of this offering is not contingent upon the completion of the concurrent common stock offering. The net proceeds from the sale of the notes and the concurrent common stock offering will be used to fund our anticipated growth, including anticipated increases in inventory and accounts receivable; for potential acquisitions; for costs associated with our expected move to new facilities; and for general working capital.

                                CAPITALIZATION

The following table sets forth our unaudited cash and cash equivalents and capitalization as of July 30, 2000 on an actual basis, and as adjusted to give effect to (i) the sale of the common stock offered concurrently with this offering, assuming the over-allotment option is not exercised, and after deducting estimated underwriting discounts and commissions and estimated
offering expenses and (ii) the sale of our     % convertible subordinated
notes due 2007, being offered hereby, after deducting estimated underwriting discounts and commissions and estimated offering expenses. The completion of this offering is not contingent upon the completion of the concurrent common stock offering. See "Use of Proceeds." This table should be read in conjunction with our financial statements, related notes and the other information included or incorporated by reference in the prospectus or this prospectus supplement.

                                                              July 30, 2000
                                                            ------------------
                                                                         As
                                                             Actual   Adjusted
                                                            --------  --------
                                                             (in thousands)
Cash and cash equivalents.................................. $289,205  $688,924
                                                            ========  ========
Long-term obligations:
  Capital lease obligations, less current portion..........      672       672
       % Convertible Subordinated Notes due 2007...........       --   300,000
  Deferred revenue.........................................  200,000   200,000
                                                            --------  --------
    Total long-term obligations............................  200,672   500,672

Stockholders' equity:
  Common Stock, $.001 par value; 400,000,000 shares
   authorized; 65,167,061 shares issued and outstanding,
   actual, and 66,567,061 shares issued and outstanding, as
   adjusted(1).............................................       65        66
  Additional paid-in capital...............................  136,563   245,781
  Deferred compensation....................................      (33)      (33)
  Retained earnings........................................   69,495    69,495
                                                            --------  --------
    Total stockholders' equity.............................  206,090   315,309
                                                            --------  --------
      Total capitalization................................. $406,762  $815,981
                                                            ========  ========

--------
(1) Excludes (i) 20.1 million shares of common stock issuable upon the exercise of options outstanding at a weighted average exercise price of $10.72 per share, (ii) 4.7 million shares reserved for future grants under our 1998 Equity Incentive Plan, 1998 Non-Employee Directors' Stock Option Plan, 1998 Employee Stock Purchase Plan and 2000 Nonstatutory Equity
    Incentive Plan and (iii)            shares issuable upon conversion of the
    notes issued in this offering.

                             DESCRIPTION OF NOTES

The notes are to be issued under a subordinated indenture to be dated as of
October   , 2000 and a supplemental indenture to that indenture to be dated as
of October   , 2000, between us and Chase Manhattan Bank and Trust Company,
N.A., a national banking association, as trustee. We refer to the supplemental indenture and the subordinated indenture, together, as the indenture. You may request a copy of the indenture from the trustee.

The following description is a summary of the material provisions of the notes and the indenture. It does not purport to be complete. This summary is subject to and is qualified by reference to all the provisions of the indenture, including the definitions of certain terms used in the indenture. Wherever particular provisions or defined terms of the indenture or form of note are referred to, these provisions or defined terms are incorporated in this prospectus supplement by reference. This description of the particular terms of the notes supplements, and to the extent inconsistent with the description of the general terms of the subordinated debt securities and subordinated indenture set forth in the accompanying prospectus under "Description of Debt Securities," replaces the description in the accompanying prospectus.

As used in this "Description of Notes" section, references to "NVIDIA," "we," "our" or "us" refer solely to NVIDIA and not any of our subsidiaries.

General

The notes will be our general unsecured obligations. Our payment obligations under the notes will be subordinated to our senior indebtedness, if any, as described in the accompanying prospectus under the caption "Description of Debt Securities--Subordination." The notes are convertible into common stock as described in this prospectus supplement under the caption "--Conversion of Notes."

The notes will be limited to $300,000,000 aggregate principal amount ($345,000,000 aggregate principal amount if the underwriters' over-allotment option is fully exercised). The notes will be issued only in denominations of
$1,000 and multiples of $1,000. The notes will mature on           , 2007
unless earlier converted, redeemed at our option or redeemed at your option upon a fundamental change.

We are not subject to any financial covenants under the indenture. In addition, we are not restricted under the indenture from paying dividends, incurring debt, including senior indebtedness, or issuing or repurchasing our securities.

You are not afforded protection in the event of a highly leveraged transaction, or a change in control of us under the indenture except to the extent described below in this prospectus supplement under the caption "-- Redemption at Option of the Holder."

We will pay interest on           , and            of each year, beginning
           , 2001 to record holders at the close of business on the preceding
           and           , as the case may be, except:


  . interest payable upon redemption will be paid to the person to whom principal is payable, unless the redemption date is an interest payment date; and

  .  as set forth in the next sentence.

If you convert your note into common stock during the period after any record date for the payment of interest but prior to the next interest payment date, one of the following will occur:

  . we will not be required to pay interest on the interest payment date if the note has been called for redemption on a redemption date that occurs during this period;

  . we will not be required to pay interest on the interest payment date if the note is to be redeemed in connection with a fundamental change on a repurchase date that occurs during this period; or

  . if otherwise, any note not called for redemption that is submitted for conversion during this period must also be accompanied by an amount equal to the interest due on the interest payment date on the converted principal amount, unless at the time of conversion there is a default in the payment of interest on the notes. See "--Conversion of Notes" in this prospectus supplement.

We will maintain an office in the Borough of Manhattan, the City of New York for the payment of interest, which shall initially be an office or agency of the trustee.

We may pay interest either:

  . by check mailed to your address as it appears in the note register, provided that if you are a holder with an aggregate principal amount in excess of $2.0 million, you shall be paid, at your written election, by wire transfer in immediately available funds; or

  .  by transfer to an account maintained by you in the United States.

However, payments to The Depository Trust Company, New York, New York, which we refer to as DTC, will be made by wire transfer of immediately available funds to the account of DTC or its nominee. Interest will be computed on the basis of a 360-day year composed of twelve 30-day months.

Form, Denomination and Registration

The notes will be issued:

  .  in fully registered form;

  .  without interest coupons; and

  . in denominations of $1,000 principal amount and integral multiples of $1,000.

The notes will be evidenced by one or more global notes. We will deposit the global note or notes with DTC and register the global notes in the name of Cede & Co., as DTC's nominee. See "Description of Debt Securities--Book Entry System" in the accompanying prospectus.

Conversion of Notes

You may convert your note, in whole or in part, into common stock through the final maturity date of the notes, subject to prior redemption of the notes. If we call notes for redemption, you may convert the notes only until the close of business on the business day prior to the redemption date unless we fail to pay the redemption price. If you have submitted your notes for redemption upon a fundamental change, you may convert your notes only if you withdraw your conversion election. You may convert your notes in part so long as this part is $1,000 principal amount or an integral multiple of $1,000. If any notes not called for redemption are converted after a record date for any interest payment date and prior to the next interest payment date, the notes must be accompanied by an amount equal to the interest payable on the interest payment date on the converted principal amount unless a default exists at the time of conversion.

The initial conversion price for the notes is $         per share of common
stock, subject to adjustment as described below. We will not issue fractional shares of common stock upon conversion of notes. Instead, we will pay cash equal to the market price of the common stock on the business day prior to the conversion date. Except as described below, you will not receive any accrued interest or dividends upon conversion.

To convert your note into common stock you must:

  . complete and manually sign the conversion notice on the back of the note or facsimile of the conversion notice and deliver this notice to the conversion agent;

  .  surrender the note to the conversion agent;

  .  if required, furnish appropriate endorsements and transfer documents;

  .  if required, pay all transfer or similar taxes; and

  . if required, pay funds equal to interest payable on the next interest payment date.

The date you comply with these requirements is the conversion date under the indenture.

We will adjust the conversion price if the following events occur:

  (1) we issue common stock as a dividend or distribution on our common stock;

  (2) we issue to all holders of common stock certain rights or warrants to purchase our common stock, unless we elect to distribute or reserve for distribution such rights or warrants for distribution to the holder of the notes upon the conversion of the notes;

  (3) we subdivide or combine our common stock;

  (4) we distribute to all common stock holders capital stock, evidences of indebtedness or assets, including securities but excluding:

  .rights or warrants listed in (2) above;

  .dividends or distributions listed in (1) above; and

  .cash distributions listed in (5) below;

  (5) we distribute cash, excluding any quarterly cash dividend on our common stock to the extent that the aggregate cash dividend per share of common stock in any quarter does not exceed the greater of:

    . the amount per share of common stock of the next preceding quarterly cash dividend on the common stock to the extent that the preceding quarterly dividend did not require an adjustment of the conversion price pursuant to this clause (5), as adjusted to reflect subdivisions or combinations of the common stock; and

    . 3.75% of the average of the last reported sale price of the common stock during the ten trading days immediately prior to the declaration date of the dividend, and excluding any dividend or distribution in connection with the liquidation, dissolution or winding up of NVIDIA.

     If an adjustment is required to be made under this clause (5) as a result of a distribution that is a quarterly dividend, the adjustment would be based upon the amount by which the distribution exceeds the amount of the quarterly cash dividend permitted to be excluded pursuant to this clause (5). If an adjustment is required to be made under this clause (5) as a result of a distribution that is not a quarterly dividend, the adjustment would be based upon the full amount of the distribution;

  (6) we or one of our subsidiaries makes a payment in respect of a tender offer or exchange offer for our common stock to the extent that the cash and value of any other consideration included in the payment per share of common stock exceeds the current market price per share of common stock on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer; and

  (7) someone other than us or one of our subsidiaries makes a payment in respect of a tender offer or exchange offer in which, as of the closing date of the offer, our Board of Directors is not recommending rejection of the offer. The adjustment referred to in this clause (7) will only be made if:

    . the tender offer or exchange offer is for an amount that increases the offeror's ownership of common stock to more than 25% of the total shares of common stock outstanding; and

    . the cash and value of any other consideration included in the payment per share of common stock exceeds the current market price per share of common stock on the business day next succeeding the last date on which tenders or exchanges may be made pursuant to the tender or exchange offer.

     However, the adjustment referred to in this clause (7) will generally not be made if as of the closing of the offer, the offering documents disclose a plan or an intention to cause us to engage in a consolidation or merger of NVIDIA or a sale of all or substantially all of our assets.

To the extent that NVIDIA has a rights plan in effect upon conversion of the notes into common stock, you will receive, in addition to the common stock, the rights under the rights plan whether or not the rights have separated from the common stock at the time of conversion, subject to limited exceptions.

In the event of:

    .  any reclassification of our common stock;

    .  a consolidation, merger or combination involving NVIDIA; or

    . a sale or conveyance to another person of the property and assets of NVIDIA as an entirety or substantially as an entirety,

in which holders of common stock would be entitled to receive stock, other securities, other property, assets or cash for their common stock, holders of notes will generally be entitled thereafter to convert their notes into the same type of consideration received by common stock holders immediately prior to one of these types of events.

You may in certain situations be deemed to have received a distribution subject to United States federal income tax as a dividend in the event of any taxable distribution to holders of common stock or in certain other situations requiring a conversion price adjustment. See "Certain Federal Income Tax Considerations" in this prospectus supplement.

We may, from time to time, reduce the conversion price for a period of at least 20 days if our board of directors has made a determination that this reduction would be in our best interests. Any such determination by our board will be conclusive. We would give holders at least 15 days' notice of any reduction in the conversion price. In addition, we may reduce the conversion price if our board of directors deems it advisable to avoid or diminish any income tax to holders of common stock resulting from any stock or rights distribution. See "Certain Federal Income Tax Considerations" in this prospectus supplement.

We will not be required to make an adjustment in the conversion price unless the adjustment would require a change of at least 1% in the conversion price. However, we will carry forward any adjustments that are less than one percent of the conversion price. Except as described above in this section, we will not adjust the conversion price for any issuance of our common stock or convertible or exchangeable securities or rights to purchase our common stock or convertible or exchangeable securities.

Optional Redemption by NVIDIA

The notes are not entitled to any sinking fund. At any time on or after
             , 2003, we may redeem the notes in whole or in part at the following prices expressed as a percentage of the principal amount:

                                                                      Redemption
   Period                                                               Price
   ------                                                             ----------
   Beginning on           , 2003 and ending on             , 2004....         %
   Beginning on           , 2004 and ending on             , 2005....         %
   Beginning on           , 2005 and ending on             , 2006....         %
   Beginning on           , 2006 and ending on             , 2007....         %

and 100% at           , 2007. In each case, we will pay interest to, but
excluding, the redemption date. If the redemption date is an interest payment date, interest shall be paid to the record holder on the relevant record date. We are required to give notice of redemption by mail to holders not more than 60 but not less than 30 days prior to the redemption date.

If less than all of the outstanding notes are to be redeemed, the trustee shall select the notes to be redeemed in principal amounts of $1,000 or integral multiples of $1,000 by lot, pro rata or by another method the trustee considers fair and appropriate. If a portion of your notes is selected for partial redemption and you convert a portion of your notes, the converted portion shall be deemed to be of the portion selected for redemption.

We may not redeem the notes if we have failed to pay any interest or premium on the notes and such failure to pay is continuing. We will issue a press release if we redeem the notes.

Redemption at Option of the Holder

If a fundamental change occurs prior to             , 2007, you may require us
to redeem your notes, in whole or in part, on a repurchase date that is 30 days after the date of our notice of the fundamental change. The notes will be redeemable in multiples of $1,000 principal amount.

We shall redeem the notes at a price equal to 100% of the principal amount to be redeemed, plus accrued interest to, but excluding, the repurchase date. If the repurchase date is an interest payment date, we will pay interest on the interest payment date to the record holder on the relevant record date.

We will mail to all record holders a notice of the fundamental change within 10 days after the occurrence of the fundamental change. We are also required to deliver to the trustee a copy of the fundamental change notice. If you elect to redeem your notes, you must deliver to us or our designated agent, on or before the 30th day after the date of our fundamental change notice, your redemption notice and any notes to be redeemed, duly endorsed for transfer. Following the repurchase date we will pay promptly the redemption price for notes surrendered for redemption.

A "fundamental change" is any transaction or event in connection with which all or substantially all of our common stock shall be exchanged for, converted into, acquired for or constitute solely the right to receive, consideration, whether by means of an exchange offer, liquidation, tender offer, consolidation, merger, combination, reclassification, recapitalization or otherwise, which is not all or substantially all common stock listed on, or that will be:

  . listed on or immediately after the transaction or event on a United States national securities exchange; or

  . approved for quotations on or immediately after the transaction or event on the Nasdaq National Market or any similar United States system of automated dissemination of quotations of securities prices.

We will comply with any applicable provisions of Rule 13e-4 and any other tender offer rules under the Exchange Act in the event of a fundamental change.

These fundamental change redemption rights could discourage a potential acquiror of NVIDIA. However, this fundamental change redemption feature is not the result of management's knowledge of any specific effort to obtain control of NVIDIA by means of a merger, tender offer or solicitation, or part of a plan by management to adopt a series of anti-takeover provisions. The term "fundamental change" is limited to certain specified transactions and may not include other events that might adversely affect our financial condition. Our obligation to offer to redeem the notes upon a fundamental change would not necessarily afford you protection in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving NVIDIA.

We may be unable to redeem the notes in the event of a fundamental change. If a fundamental change were to occur, we may not have enough funds to pay the redemption price for all tendered notes. In addition, a fundamental change could result in an event of default under loan agreements we may enter into in the future. Our loan agreements could also prohibit, in certain situations, redemptions of the notes. Any future credit facilities or other agreements relating to our indebtedness may contain similar provisions, or expressly prohibit the repurchase of the notes.

Defeasance

There are no defeasance provisions applicable to the notes. If a fundamental change occurs at a time when we are prohibited from purchasing or redeeming notes, we could seek the consent of our lenders to redeem the notes or could attempt to refinance this debt. If we do not obtain a consent or refinance the debt, we could not purchase or redeem the notes. Our failure to redeem tendered notes would constitute an event of default under the indenture, which might constitute a default under the terms of our other indebtedness. In such circumstances, or if a fundamental change would constitute an event of default under our senior indebtedness, the subordination provisions of the indenture would restrict payments to the holders of notes.

Deductability of Interest

Under Section 163(l) of the Internal Revenue Code of 1986, as amended, no deduction is permitted for interest paid or accrued on any indebtedness of a corporation that is "payable in equity" of the issuer or a related party. Debt is treated as debt payable in equity of the issuer if the debt is part of an arrangement designed to result in payment of the instrument with or by reference to the equity. Such arrangements could include debt instruments that are convertible at the holder's option if it is substantially certain that the option will be exercised. The legislative history indicates that it is not expected the provision will affect debt with a conversion feature where the conversion price is significantly higher than the market price of the stock on the date of the debt issuance. Accordingly, we do not believe that our interest deduction with respect to interest payments on the notes will be adversely affected by these rules.

                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain U.S. federal income tax considerations relating to the purchase, ownership and disposition of the notes and common stock into which notes may be converted, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based on laws, regulations, rulings and decisions now in effect, all of which are subject to change or differing interpretation possibly with retroactive effect. Except as specifically discussed below with regard to Non-U.S. Holders (as defined below), this summary applies only to beneficial owners that will hold notes and common stock into which notes may be converted as "capital assets" (within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code")) and who, for U.S. federal income tax purposes, are (i) individual citizens or residents of the U.S.,
(ii) corporations, partnerships or other entities created or organized in or under the laws of the U.S. or of any political subdivision thereof (unless, in the case of a partnership, Treasury Regulations otherwise provide), (iii) estates, the incomes of which are subject to U.S. federal income taxation regardless of the source of such income or (iv) trusts subject to the primary supervision of a U.S. court and the control of one or more U.S. persons ("U.S. Holders") or any trust that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person. Persons other than U.S. Holders ("Non-U.S. Holders") are subject to special U.S. federal income tax considerations, some of which are discussed below. This discussion does not address tax considerations applicable to an investor's particular circumstances or to investors that may be subject to special tax rules, such as banks or other financial institutions, holders subject to the alternative minimum tax, tax-exempt organizations, insurance companies, regulated investment companies, foreign persons or entities (except to the extent specifically set forth below), dealers in securities, commodities or currencies, holders whose "functional currency" is not the U.S. dollar, persons that will hold notes as a position in a hedging transaction, "straddle" or "conversion transaction" for tax purposes or persons deemed to sell notes or common stock under the constructive sale provisions of the Code. This summary discusses the tax considerations applicable to initial holders of the notes who purchase the notes at their "issue price" as defined in Section 1273 of the Code and does not discuss the tax considerations applicable to subsequent purchasers of the notes. We have not sought any ruling from the Internal Revenue Service (the "IRS") or an opinion of counsel with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions. In addition, the IRS is not precluded from successfully adopting a contrary position. This summary does not consider the effect of the federal estate or gift tax laws or the tax laws (except as set forth below with respect to Non-U.S. Holders) of any applicable foreign, state, local or other jurisdiction.

INVESTORS CONSIDERING THE PURCHASE OF NOTES SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

U.S. Holders

Taxation of Interest

Interest paid on the notes will be included in the income of a U.S. Holder as ordinary income at the time it is treated as received or accrued, in accordance with such holder's regular method of accounting for U.S. federal income tax purposes. Under Treasury Regulations, the possibility of an additional payment under a note may be disregarded for purposes of determining the amount of interest or original issue discount income to be recognized by a holder in respect of such note (or the timing of such recognition) if the likelihood of the payment, as of the date the notes are issued, is remote. In the event of a fundamental change, a holder may require us to redeem any and all of his notes. We intend to take the position that the possibility of a fundamental change is remote under the Treasury Regulations, and thus do not intend to treat such possibility of a "fundamental change" as affecting the yield to maturity of any note. In the event a fundamental change occurs, it would affect the amount and timing of the income that must be recognized by a U.S. Holder of notes. There can be no assurance that the

IRS will agree with such position. Our determination that there is a remote likelihood of paying additional interest on the notes is binding on each U.S. Holder unless the holder explicitly discloses in the manner required by applicable Treasury Regulations that its determination is different from ours.

Sale, Exchange or Redemption of the Notes

Upon the sale, exchange (other than a conversion) or redemption of a note, a U.S. Holder generally will recognize capital gain or loss equal to the difference between (i) the amount of cash proceeds and the fair market value of any property received on the sale, exchange or redemption (except to the extent such amount is attributable to accrued interest income not previously included in income, which will be taxable as ordinary income, or is attributable to accrued interest that was previously included in income, which amount may be received without generating further income) and (ii) such holder's adjusted tax basis in the note. A U.S. Holder's adjusted tax basis in a note generally will equal the cost of the note to such holder. Such capital gain or loss will be long-term capital gain or loss if the U.S. Holder's holding period in the note is more than one year at the time of sale, exchange or redemption. Long-term capital gains recognized by certain noncorporate U.S. Holders, including individuals, will generally be subject to a maximum federal rate of tax of 20%. The deductibility of capital losses is subject to limitations.

Conversion of the Notes

A U.S. Holder generally should not recognize any income, gain or loss upon conversion of a note into common stock except with respect to cash received in lieu of a fractional share of common stock and with respect to market discount, as described above under "--Market Discount." A U.S. Holder's tax basis in the common stock received on conversion of a note should be the same as such holder's adjusted tax basis in the note at the time of conversion (reduced by any basis allocable to a fractional share interest), and the holding period for the common stock received on conversion should generally include the holding period of the note converted.

Cash received in lieu of a fractional share of common stock upon conversion will be treated as a payment in exchange for the fractional share of common stock. Accordingly, the receipt of cash in lieu of a fractional share of common stock generally will result in capital gain or loss (measured by the difference between the cash received for the fractional share and the holder's adjusted tax basis in the fractional share).

Distributions on Common Stock

Distributions, if any, made on the common stock after a conversion generally will be included in the income of a U.S. Holder as ordinary dividend income to the extent of our current or accumulated earnings and profits. Distributions in excess of our current and accumulated earnings and profits will be treated as a return of capital to the extent of the U.S. Holder's basis in the common stock and thereafter as capital gain. A dividend distribution to a corporate U.S. holder may qualify for a dividends received deduction.

Adjustment of Conversion Price

Holders of convertible debt instruments such as the notes may, in certain circumstances, be deemed to have received distributions of stock if the conversion price of such instruments is adjusted. Adjustments to the conversion price made pursuant to a bona fide reasonable adjustment formula which has the effect of preventing the dilution of the interest of the holders of the debt instruments, however, will generally not be considered to result in a constructive distribution of stock. Certain of the possible adjustments provided in the notes (including, without limitation, adjustments in respect of taxable dividends to our stockholders) will not qualify as being pursuant to a bona fide reasonable adjustment formula. If such adjustments are made, the U.S. Holders of notes will be deemed to have received constructive distributions taxable as dividends to the extent of our current and accumulated earnings and profits even though they have not received any cash or property as a result of such adjustments. In certain circumstances, the failure to provide for such an adjustment may result in taxable dividend income to the U.S. Holders of common stock.

Sale of Common Stock

Upon the sale or exchange of common stock a U.S. Holder generally will recognize capital gain or loss equal to the difference between (i) the amount of cash and the fair market value of any property received upon the sale or exchange and (ii) such U.S. Holder's adjusted tax basis in the common stock. Such capital gain or loss will be long-term capital gain or loss if the U.S. Holder's holding period in common stock is more than one year at the time of the sale or exchange. Long-term capital gains recognized by certain non-corporate U.S. Holders, including individuals, will generally be subject to a maximum federal rate of tax of 20%. A U.S. Holder's basis and holding period in common stock received upon conversion of a note are determined as discussed above under "Conversion of the Notes." The deductibility of capital losses is subject to limitations.

Backup Withholding and Information Reporting

Backup withholding of U.S. federal income tax at a rate of 31% may apply to payments pursuant to the terms of a note or common stock to a U.S. Holder that is not an "exempt recipient" and that fails to provide certain identifying information (such as the holder's TIN) in the manner required. Generally, individuals are not exempt recipients, whereas corporations and certain other entities are exempt recipients. Payments made in respect of a note or common stock must be reported to the Service, unless the U.S. Holder is an exempt recipient or otherwise establishes an exemption. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder's federal income tax liability and may entitle such holder to a refund, provided that the required information is furnished to the IRS.

Treasury Regulations, generally effective after December 31, 2000, subject to certain transition rules, modify the currently effective information withholding and backup withholding procedures and requirements. U.S. Holders should consult their own tax advisors concerning the application of the new withholding regulations.

Special Tax Rules Applicable to Non-U.S. Holders

Taxation of Interest

In general, subject to the discussion below concerning backup withholding, payments of interest on the notes by us or any paying agent to a beneficial owner of a note that is a Non-U.S. Holder will not be subject to U.S. withholding tax, provided that, (i) such Non-U.S. Holder does not own, actually or constructively, 10% or more of the total combined voting power of all classes of stock entitled to vote within the meaning of Section 871(h)(3) of the Code, (ii) such Non-U.S. Holder is not a "controlled foreign corporation" with respect to which we are a "related person" within the meaning of the Code, (iii) such Non-U.S. Holder is not a bank receiving interest described in Section 881(c)(3)(A) of the Code, and (iv) the certification requirements under Section 871(h) or Section 881(c) of the Code and Treasury Regulations thereunder are satisfied.

Interest on notes not excluded from U.S. withholding tax generally will be a subject to U.S. withholding tax at a 30% rate, except where an applicable tax treaty provides for the reduction or elimination of such withholding tax.

To satisfy the certification requirements referred to in (iv), above, Sections 871(h) and 881(c) of the Code and currently effective Treasury Regulations thereunder require that either (i) the beneficial owner of a note must certify, under penalties of perjury, to us or our paying agent, as the case may be, that such owner is a Non-U.S. Holder and must provide such owner's name and address, and U.S. taxpayer identification number ("TIN"), if any, or
(ii) a securities clearing organization, bank or other financial institution that holds customer securities in the ordinary course of its trade or business (a "Financial Institution") and holds the note on behalf of the beneficial owner thereof must certify, under penalties of perjury, to us or our paying agent, as the case may be, that such certificate has been received from the beneficial owner and must furnish the payor with a copy thereof. Such requirement will be fulfilled if the beneficial owner of a note certifies on IRS Form W-8BEN or successor form, under penalties of perjury, that it is a Non-U.S. Holder and provides its name and address or any Financial Institution holding the note on behalf of the beneficial owner files a statement with the withholding agent to the effect that it has received such a statement from the beneficial owner (and furnishes the withholding agent with a copy thereof).

Treasury Regulations effective for payments made after December 31, 2000, will provide alternative methods for satisfying the certification requirements described above and below, subject to certain grandfathering provisions. These new regulations also require, in the case of notes held by a foreign partnership, that (i) the certification be provided by the partners rather than by the foreign partnership and (ii) the partnership provide certain information, including a TIN. A look-through rule will apply in the case of tiered partnerships.

If a Non-U.S. Holder of a note is engaged in a trade or business in the U.S. and if interest on the note is effectively connected with the conduct of such trade or business (and, if certain tax treaties apply, is attributable to a U.S. permanent establishment maintained by the Non-U.S. Holder in the U.S.), the Non-U.S. Holder, although exempt from U.S. withholding tax (provided that the certification requirements discussed in the next sentence are met), will generally be subject to U.S. federal income tax on such interest on a net income basis in the same manner as if it were a U.S. Holder. In lieu of the certificate described above, such a Non-U.S. Holder will be required, under currently effective Treasury Regulations, to provide us with a properly executed IRS Form W-8ECI or 4224 or successor form in order to claim an exemption from withholding tax. In addition, if such Non-U.S. Holder is a foreign corporation, it may be subject to a branch profits tax equal to 30% (or such lower rate provided by an applicable treaty) of its effectively connected earnings and profits for the taxable year, subject to certain adjustments.

Conversion of the Notes

A Non-U.S. Holder generally should not be subject to U.S. federal withholding tax on the conversion of a note into common stock. To the extent a Non-U.S. Holder receives cash in lieu of a fractional share of common stock upon conversion, such cash may give rise to gain that would be subject to the rules described below with respect to the sale or exchange of a note or common stock. See "--Sale, Exchange or Redemption of the Notes or Common Stock" below.

Adjustment of Conversion Price

The conversion price of the notes is subject to adjustment in certain circumstances. Any such adjustment could, in certain circumstances, give rise to a deemed distribution to Non-U.S. Holders of the notes. See "--U.S. Holders--Adjustment of Conversion Price" above. In such case, the deemed distribution would be subject to the rules below regarding withholding of U.S. federal tax on dividends in respect of common stock.

Distributions on Common Stock

Distributions on common stock will constitute a dividend for U.S. federal income tax purposes to the extent of our current or accumulated earnings and profits as determined under U.S. federal income tax principles. Dividends paid on common stock held by a Non-U.S. Holder will be subject to U.S. federal withholding tax at a rate of 30% (or lower treaty rate, if applicable) unless the dividend is effectively connected with the conduct of a U.S. trade or business by the Non-U.S. Holder and, if required by a tax treaty, is attributable to a permanent establishment maintained in the United States, in which case the dividend will be subject to U.S. federal income tax on net income that applies to U.S. persons generally (and with respect to corporate holders under certain circumstances, the branch profits tax). A Non-U.S. Holder may be required to satisfy certain requirements in order to claim a reduction of or exemption from withholding under the foregoing rules. However, prior to January 1, 2001, for purposes of an applicable tax treaty, if a stockholder's address is outside the United States it will be assumed that such stockholder is a citizen or resident of that country absent the payor's knowledge to the contrary.

Sale, Exchange or Redemption of the Notes or Common Stock

A Non-U.S. Holder of a note or common stock will not be subject to U.S. federal income tax on gains realized on the sale, exchange or other disposition of such note or common stock unless (i) such Non-U.S. Holder is an individual who is present in the U.S. for 183 days or more in the taxable year of sale, exchange or other disposition, and certain conditions are met, (ii) such gain is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the U.S. and, if certain U.S. income tax treaties apply, is attributable to a U.S. permanent establishment maintained by the Non-U.S. Holder, (iii) the Non-U.S. Holder is subject to Code provisions applicable to certain U.S. expatriates, or (iv) in the case of a note or common stock held by a person who holds more than 5% of such stock, we are or have been, at any time within the shorter of the five-year period preceding such sale or other disposition or the period such Non-U.S. Holder held the common stock, a U.S. real property holding corporation (a "USRPHC") for U.S. federal income tax purposes. We do not believe that we currently are a USRPHC or that we will become one in the future.

U.S. Federal Estate Tax

A note held by an individual who at the time of death is not a citizen or resident of the U.S. (as specially defined for U.S. federal estate tax purposes) will not be subject to U.S. federal estate tax if the individual did not actually or constructively own 10% or more of the total combined voting power of all classes of our stock and, at the time of the individual's death, payments with respect to such note would not have been effectively connected with the conduct by such individual of a trade or business in the U.S. Common stock held by an individual who at the time of death is not a citizen or resident of the U.S. (as specially defined for U.S. federal estate tax purposes) will be included in such individual's estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty otherwise applies.

Non-U.S. Holders should consult with their tax advisors regarding U.S. and foreign tax consequences with respect to the notes and common stock.

Backup Withholding and Information Reporting

In the case of payments of interest on a note to a Non-U.S. Holder, Treasury Regulations provide that backup withholding and information reporting will not apply to payments with respect to which either requisite certification has been received or an exemption has otherwise been established (provided that neither we nor our paying agent has actual knowledge that the holder is a U.S. Holder or that the conditions of any other exemption are not in fact satisfied).

Dividends on the common stock paid to Non-U.S. Holders that are subject to U.S. withholding tax, as described above, generally will be exempt from U.S. backup withholding tax but will be subject to certain information reporting.

Payments of the proceeds of the sale of a note or common stock to or through a foreign office of a U.S. broker or a foreign broker that is a "controlled foreign corporation" within the meaning of the Code or a foreign person, 50% or more of whose gross income from all sources for the three-year period ending with the close of its taxable year preceding the payment was effectively connected with the conduct of a trade or business within the U.S.) are currently subject to certain information reporting requirements, unless the payee is an exempt recipient or such broker has evidence in its records that the payee is a non-U.S. holder and no actual knowledge that such evidence is false and certain other conditions are met. Temporary Treasury Regulations indicate that such payments are not currently subject to backup withholding.

Under current Treasury Regulations, payments of the proceeds of a sale of a note or common stock to or through the U.S. office of a broker will be subject to information reporting and backup withholding unless the payee certifies under penalties of perjury as to his or her status as a Non-U.S. Holder and satisfies certain other qualifications (and no agent of the broker who is responsible for receiving or reviewing such statement has actual knowledge that it is incorrect) and provides his or her name and address or the payee otherwise establishes an exemption.

Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder of a note or common stock will be allowed as a credit against such holder's U.S. federal income tax, if any, or will be otherwise refundable provided that the required information is furnished to the IRS in a timely manner.

As noted above, new regulations will generally be applicable to payments made after December 31, 2000. In general, these new regulations do not significantly alter the substantive withholding and information reporting requirements but unify current certification procedures and forms and clarify reliance standards. Under these new regulations, special rules apply which permit the shifting of primary responsibility for withholding to certain financial intermediaries acting on behalf of beneficial owners. A Non-U.S. Holder of a note or common stock should consult with its tax advisor regarding the application of the backup withholding rules to its particular situation, the availability of an exemption therefrom, the procedure for obtaining such an exemption, if available, and the impact of these new regulations on payments made with respect to notes or common stock after December 31, 2000.

THE PRECEDING DISCUSSION OF CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. ACCORDINGLY, EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISER AS TO THE PARTICULAR U.S. FEDERAL, STATE, AND LOCAL TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF THE NOTES AND OUR COMMON STOCK. TAX ADVISORS SHOULD ALSO BE CONSULTED AS TO THE U.S. ESTATE AND GIFT TAX CONSEQUENCES AND THE FOREIGN TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR NOTES AND COMMON STOCK, AS WELL AS THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

Other Tax Consequences

Market Discount

The resale of the notes may be affected by the impact on a purchaser of the "market discount" provisions of the Code. For this purpose, the market discount on the notes generally will be equal to the amount, if any, by which the stated redemption price at maturity of the notes immediately after acquisition (other than at original issue) exceeds the holder's adjusted tax basis in the notes. Subject to a de minimis exception, these provisions generally require a U.S. Holder who acquires notes at a market discount to treat as ordinary income any gain recognized on the disposition of such notes to the extent of the "accrued market discount" on such notes at the time of disposition, unless the holder elects to include accrued market discount in income currently. This election to include market discount in income currently, once made, applies to all market discount obligations acquired on or after the first taxable year to which the election applies and may not be revoked without the consent of the IRS. In general, market discount will be treated as accruing on a straight-line basis over the remaining term of the notes at the time of acquisition, or, at the election of the holder, under a constant yield method. A U.S. Holder who acquires notes at a market discount and who does not elect to include accrued market discount in income currently may be required to defer the deduction of a portion of the interest on any indebtedness incurred or maintained to purchase or carry the notes until such notes are disposed of in a taxable transaction. If a holder acquires notes with market discount and receives our common stock upon conversion of such notes, the amount of accrued market discount not previously included in income with respect to the converted notes through the date of conversion will be treated as ordinary income upon the disposition of the common stock.

Under the President's recent budget proposal, accrual basis taxpayers could be required to accrue market discount currently, subject to certain limitations.

Amortizable Premium

A U.S. Holder who purchases a note at a premium over its stated principal amount, plus accrued interest, generally may elect to amortize such premium ("Section 171 premium") from the purchase date to the note's maturity date under a constant-yield method that reflects semiannual compounding based on the note's payment period. Amortizable premium, however, will not include any premium attributable to a note conversion feature. The premium attributable to the conversion feature is the excess, if any, of the note's purchase price over what the note's fair market value would be if there were no conversion feature. Amortized Section 171 premium is treated as an offset to interest income on a note and not as a separate deduction. The election to amortize a premium on a constant yield method, once made, applies to all debt obligations held or subsequently acquired by the electing U.S. holder on or after the first day of the first taxable year to which the election applies and may not be revoked without the consent of the IRS.

                                 UNDERWRITERS

Under the terms and subject to the conditions in an underwriting agreement dated the date hereof, the underwriters named below have severally agreed to purchase, and we have agreed to sell to them the principal amount of the notes set forth opposite their names below:

                                                                Principal Amount
   Underwriter                                                      of Notes
   -----------                                                  ----------------
   Morgan Stanley & Co. Incorporated...........................      $
   Prudential Securities Incorporated..........................
   Robertson Stephens, Inc. ...................................
   Thomas Weisel Partners LLC..................................

                                                                     ------
     Total.....................................................      $
                                                                     ======

The underwriters are offering the notes subject to their acceptance of the notes from us and subject to prior sale. The underwriting agreement provides that the obligation of the underwriters to pay for and accept delivery of the notes is subject to the approval of legal matters by their counsel and to other conditions. The underwriters are obligated to take and pay for all the notes (other than those covered by the over-allotment option described below) if any are taken.

The underwriters initially propose to offer part of the notes directly to the public at the public offering price set forth on the cover page and part to
certain dealers at a price that represents a concession not in excess of   %
of the principal amount of the notes. No underwriter may allow, and no dealer may reallow, a concession to other dealers. After the initial offering of the notes, the offering price and other selling terms may from time to time be varied by the underwriters.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an additional $45,000,000 principal amount of the notes at the public offering price set forth on the cover page hereof, less underwriting discounts and commissions. The underwriters may exercise such option solely for the purpose of covering over-allotments, if any, made in connection with this offering.

The notes are a new issue of securities with no established trading market and will not be listed on any national securities exchange. The underwriters have advised us that they presently intend to make a market in the notes, as permitted by applicable laws and regulations. The underwriters are not obligated, however, to make a market in the notes and any such market making may be discontinued at any time at the sole discretion of the underwriter. Accordingly, no assurance can be given as to the liquidity of, or trading markets for, the notes.

We and our executive officers and directors have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, we will not, during the period ending 90 days after the date of this prospectus supplement:

  . offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

  . enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock, whether any such transaction described in either section above is to be settled by delivery of common stock or such other securities, in cash or otherwise. The foregoing sentence shall not apply:

  . in our case, to (i) the sale of the notes offered hereby or the issuance of the underlying securities upon conversion of the notes, (ii) the issuance by us of any shares of common stock upon the exercise of an option or warrant or the conversion of a security outstanding on the date of this prospectus supplement, or (iii) the grant or exercise of options to purchase common stock under our employee benefit plans or
     (iv) the sale of 1,400,000 shares of common stock in a concurrent offering; and

  . in the case of our executive officers and directors, to (i) transactions relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering and
     (ii) certain transfers of shares of common stock or any security convertible into common stock as a bona fide gift or gifts.

In order to facilitate the offering of the notes, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the notes or common stock. Specifically, the underwriters may sell more notes than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of notes available for purchase by the underwriters under the over allotment option. The underwriters can close out a covered short sale by exercising the over allotment option or purchasing notes in the open market. In determining the source of notes to close out a covered short sale, the underwriters will consider, among other things, the open market price of notes compared to the price available under the over allotment option. The underwriters may also sell notes in excess of the over allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing notes in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the notes in the open market after pricing that could adversely affect investors who purchase in the offering. As an additional means of facilitating the offering, the underwriters may bid for, and purchase, notes in the open market to stabilize the price of the notes. The underwriting syndicate may also reclaim selling concessions allowed to an underwriter or a dealer for distributing the notes in the offering, if the syndicate repurchases previously distributed notes to cover syndicate short positions or to stabilize the price of the common stock. These activities may raise or maintain the market price of the notes above independent market levels or prevent or retard a decline in the market price of the notes. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters. The underwriters may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distribution will be allocated by the lead manager to underwriters that may make Internet distributions on the same basis as other allocations.

In the ordinary course of their respective business, certain of the underwriters and/or affiliates of the underwriters have engaged, or may in the future engage, in investment banking, investment advisory and/or commercial banking transactions with us and our affiliates for which customary compensation has been, and will be, received.

We have also agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that the underwriters may be required to make in respect of any such liabilities.

Due to the fact that one of the representatives of the underwriters was organized within the last three years, we are providing the following information. Thomas Weisel Partners LLC, one of the representatives of the underwriters, was organized and registered as a broker-dealer in December 1998. Since December 1998, Thomas Weisel Partners LLC has been named as a lead or co-manager of, or as a syndicate member in, numerous public offerings of equity securities. Thomas Weisel Partners LLC does not have any material relationship with us or any of our officers, directors or other controlling persons.

                                 LEGAL MATTERS

Cooley Godward LLP, San Francisco, California, will provide us with an opinion as to the legality of the securities we are offering. Davis Polk & Wardwell will act as counsel for the underwriters.

                                               Filed Pursuant to Rule 424(b)(2)
                                                     Registration No. 333-33560

PROSPECTUS

                                 $680,000,000

                           [NVIDIA CORPORATION LOGO]

                                 Common Stock
                                Debt Securities

                               ----------------

This prospectus relates to offerings from time to time by NVIDIA Corporation of shares of its common stock and debt securities. Specific terms of these securities will be provided in supplements to this prospectus. You should read this prospectus and any supplements carefully before you invest.

                               ----------------

Our common stock is quoted on the Nasdaq National Market under the symbol
"NVDA."

                               ----------------

INVESTING IN THE COMMON STOCK OR DEBT SECURITIES INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 4.

                               ----------------

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

                               ----------------

  If we sell the securities through agents or underwriters, we will include their names and the fees, commissions and discounts they will receive, as well as the net proceeds to us, in the applicable prospectus supplement.

October 2, 2000

                               TABLE OF CONTENTS

                                     Page
                                     ----
About This Prospectus..............    i
Prospectus Summary.................    1
The Securities We May Offer........    3
Risk Factors.......................    4
Forward-Looking Information........   15
Ratio of Earnings to Fixed Charges.   15
Use of Proceeds....................   16
Common Stock Price Range...........   16
Dividend Policy....................   16
Selected Financial Data............   17
Management's Discussion and
 Analysis of Financial Condition
 and Results of Operations.........   18

                                      Page
                                      ----
Business............................   26
Management..........................   38
Principal Stockholders..............   41
Description of Capital Stock........   43
Description of Debt Securities......   45
Plan of Distribution................   53
Legal Matters.......................   54
Experts.............................   54
Where You Can Find More Information.   54
Index to Financial Statements.......  F-1

                               ----------------

  No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representation. This prospectus is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

                               ----------------

  "NVIDIA," the NVIDIA logo, "NVIDIA GeForce2 Ultra," "GeoForce2 MX," "NVIDIA GeForce2 MX," "NVIDIA GeForce2 GTS," "GeForce 256," "NVIDIA Quadro," "NVIDIA Quadro2," "NVIDIA Quadro2 Pro," "NVIDIA Quadro2 MXR," "NVIDIA Vanta," "NVIDIA Vanta LT," "NVIDIA TNT," "NVIDIA TNT2," "NVIDIA TNT2 Pro," "NVIDIA TNT2 M64" and "NVIDIA TNT2 ULTRA" are our trademarks. Other brands, names, and trademarks appearing in this prospectus are the property of their respective owners.

                               ----------------

                             ABOUT THIS PROSPECTUS

  This prospectus is a part of registration statements that we filed with the Securities and Exchange Commission utilizing a shelf registration process. Under this shelf registration process, we may sell the common stock and debt securities in one or more offerings up to a total dollar amount of $680,000,000. This prospectus provides you with a general description of the securities we may offer. Each time we sell common stock and debt securities, we will provide a prospectus supplement that will contain more specific information, as set forth below under "The Securities We May Offer." Please carefully read both this prospectus and any prospectus supplement together with the additional information described below under "Where You Can Find More Information."

                               PROSPECTUS SUMMARY

  This summary highlights some information from this prospectus, and it may not contain all of the information that is important to you. To understand the terms of the securities, you should read this prospectus with the accompanying prospectus supplement carefully. Together, these documents describe the specific terms of the securities we are offering. You should also carefully read the section titled "Risk Factors" in this prospectus and the accompanying prospectus supplement and the documents identified under "Where You Can Find More Information."

Overview

  We design, develop and market graphics processors and related software for personal computers and digital entertainment platforms. We provide a "top-to-bottom" family of award-winning performance 3D graphics processors and graphics processing units, or GPUs, that set the standard for performance, quality and features for a broad range of desktop PCs, from professional workstations to low-cost PCs. Our 3D graphics processors are used in a wide variety of applications, including games, business productivity, the Internet and industrial design. Our graphics processors were the first to incorporate a 128-bit multi-texturing graphics architecture designed to deliver to users of our products a highly immersive, interactive 3D experience with compelling visual quality, realistic imagery and motion, stunning effects and complex object and scene interaction at real-time frame rates. The NVIDIA TNT2, TNT2 M64 and Vanta graphics processors deliver high performance 3D and 2D graphics at affordable prices, making them the graphics hardware of choice for a wide range of applications for both consumer and commercial use. Our graphics processors are designed to be architecturally compatible backward and forward between generations, giving our OEM customers and end users a low cost of ownership. We are recognized for developing the world's first GPU, the GeForce 256, which incorporates independent hardware transform and lighting processing units along with a complete rendering pipeline into a single-chip architecture. Our current GPUs, the GeForce2 Ultra, the GeForce2 GTS, the GeForce2 MX, the NVIDIA Quadro2 Pro and the Quadro2 MXR, process hundreds of billions of operations per second and increase the PC's ability to render high-definition 3D scenes in real-time. Our GPU family provides superior processing and rendering power at competitive prices and is architected to deliver the maximum performance from industry standards such as Microsoft's Direct3D API and SGI's OpenGL API on Windows 98, Windows 2000 and Linux platforms. We have also developed an integrated core logic/graphics chipset called Aladdin TNT2 through a partnership with Acer Laboratories, Inc., or ALi, one of the leading suppliers of core logic chipsets for the PC. The Aladdin TNT2 chipset brings NVIDIA-class graphics performance and quality to the value PC segment.

  We designed our GPUs and graphics processors to enable PC OEMs and add-in board manufacturers to build award-winning state-of-the-art interactive 3D graphics capability while maintaining affordable prices. We believe that a PC's interactive 3D graphics capability represents one of the primary means by which users differentiate among various systems. PC users today can easily differentiate the quality of graphics and prefer personal computers that provide a superior visual experience. We believe that by developing 3D graphics solutions that provide superior performance and address the key requirements of the PC market, we will accelerate the adoption of 3D graphics throughout this market.

  Our products currently are designed into products offered by virtually every leading branded PC OEM, including Acer, Compaq, Dell, eMachines, Fujitsu-Siemens, Gateway, HP, IBM, micronpc.com, NEC, Packard Bell NEC, SGI and Sony, as well as leading CEMs, including Celestica, Intel, Mitac, MSI, SCI and VisionTek, and leading add-in board manufacturers, including ASUSTek, Canopus, Creative, ELSA and Guillemot. The benefits and performance of the NVIDIA family of 3D graphics processors have received significant industry validation and have enabled us and our customers to win more than 600 industry awards, including over 20 "Editors' Choice" awards from PC Magazine during the last three years, Edge Magazine's 1999 "Hardware Innovation of the Year," MicroDesign Research's "1999 Analyst's Choice for Best 3D Processor" and, in the workstation market, Pro/E the Magazine's "Platinum Award."

  We were incorporated in California in April 1993 and reincorporated in Delaware in April 1998. Our executive offices are located at 3535 Monroe Street, Santa Clara, California 95051, and our telephone number is (408) 615-2500. Our web site is located at www.nvidia.com. Information contained on our web site should not be deemed to be part of this prospectus.

                             SUMMARY FINANCIAL DATA

                          Years Ended December
                                   31,                               Years Ended        Six Months Ended
                          -----------------------  Month Ended ----------------------- ------------------
                                                   January 31, January 31, January 30, August 1, July 30,
                           1995    1996    1997       1998        1999        2000       1999      2000
                          ------  ------  -------  ----------- ----------- ----------- --------- --------
                                      (in thousands, except per share data and ratio data)
                                                                                          (unaudited)
Statement of Operations
 Data:
Revenue.................  $1,182  $3,912  $29,071    $13,331    $158,237    $374,505   $149,035  $318,881
Operating income (loss).  (6,470) (2,993)  (3,459)     1,499       4,516      54,412     18,466    54,587
Net income (loss).......  (6,377) (3,077)  (3,589)     1,347       4,130      38,098     12,947    40,809
Diluted net income
 (loss) per share(1)....    (.28)   (.14)    (.14)       .03         .08         .53        .18       .52
Shares used in diluted
 per share
 computation(1)(2)......  22,730  22,766   25,354     52,200      54,786      72,196     70,910    78,633
Other Data:
Ratio of earnings to
 fixed charges..........     --      --       --         37x          8x         68x        48x      157x

                                                As of January
                          As of December 31,         31,           As of       As of
                         --------------------- ---------------- January 30,  July 30,
                          1995   1996   1997    1998     1999      2000        2000
                         ------ ------ ------- ------- -------- ----------- -----------
                                                 (in thousands)
                                                                            (unaudited)
Balance Sheet Data:
Cash and cash
 equivalents............ $3,872 $3,133 $ 6,551 $ 7,984 $ 50,257  $ 61,560    $289,205
Total assets............  6,793  5,525  25,039  30,172  113,332   202,250     507,183
Capital lease
 obligations, less
 current portion........  1,137    617   1,891   1,756    1,995       962         672
Total stockholders'
 equity.................  4,013  1,037   6,897   8,610   64,209   124,563     206,090

----------------
(1) Reflects the two-for-one stock split effected in June 2000.
(2) See Note 1 to Financial Statements for an explanation of the determination of the number of shares used in per share computations.

                          THE SECURITIES WE MAY OFFER

  We may offer shares of our common stock and various series of debt securities, with a total value of up to $680.0 million, from time to time, under this prospectus at prices and on terms to be determined by market conditions at the time of offering. This prospectus provides you with a general description of the securities we may offer. Each time we offer a type or series of securities, we will provide a prospectus supplement that will describe the specific amounts, prices and other important terms of the securities, including, to the extent applicable:

  .  designation or classification;

  .  aggregate principal amount or aggregate offering price;

  .  maturity, if applicable;

  .  rates and times of payment of interest or dividends, if any;

  .  redemption, conversion or sinking fund terms, if any;

  .  voting or other rights, if any;

  .  conversion prices, if any; and

  .  important federal income tax considerations.

  The prospectus supplement also may add, update or change information contained in the prospectus or in documents we have incorporated by reference. THIS PROSPECTUS MAY NOT BE USED TO COMPLETE ANY SALE OF SECURITIES UNLESS IT IS ACCOMPANIED BY A PROSPECTUS SUPPLEMENT.

  We may sell the securities directly to or through agents, underwriters or dealers. We, and our agents or underwriters, reserve the right to accept or reject all or part of any proposed purchase of securities. If we do offer securities through agents or underwriters, we will include in the applicable prospectus supplement:

  .  the names of those agents or underwriters;

  .  applicable fees, discounts and commissions to be paid to them; and

  .  the net proceeds to us.

  Common Stock. We may issue shares of our common stock, from time to time. Holders of common stock are entitled to one vote per share on all matters submitted to a vote of stockholders, except those matters that are submitted solely to a vote of the holders of preferred stock. Subject to any preferences of outstanding shares of preferred stock, holders of common stock are entitled to dividends when and if declared by the board of directors.

  Debt Securities. We may offer debt securities from time to time, in one or more series, as either senior or subordinated debt or as senior or subordinated convertible debt. The senior debt securities will rank equally with all of our other unsecured and unsubordinated debt. The subordinated debt securities will be subordinate and junior in right of payment, to the extent and in the manner described in the instrument governing the debt, to all of our senior indebtedness. Convertible debt securities will be convertible into our common stock. Conversion may be mandatory or at your option, and would be at prescribed conversion rates.

  The debt securities will be issued under indentures between us and Chase Manhattan Bank and Trust Company, N.A., a national banking association. In this prospectus, we have summarized certain general features of the debt securities. We urge you, however, to read the prospectus supplement related to the series of debt securities being offered, as well as the complete indentures, which contain the terms of the debt securities. The indentures have been filed as exhibits to the registration statement of which this prospectus is a part or will be incorporated by reference from reports we file with the SEC.

                                 RISK FACTORS

  You should carefully consider and evaluate all of the information in this prospectus, including the risk factors listed below. Any of these risks could materially and adversely affect our business, financial condition and results of operations, which in turn could materially and adversely affect the price of the debt securities and the common stock. The prospectus supplement applicable to each type or series of securities also will contain a discussion of risks applicable to an investment in our company and to the particular types of securities that we are offering under that supplement. Prior to making a decision about investing in our securities, you should carefully consider the specific factors discussed under the caption "Risk Factors" in both the prospectus and the applicable prospectus supplement, together with all of the other information contained in this prospectus and the prospectus supplement or appearing or incorporated by reference in the registration statement of which this prospectus is a part.

  Keep these risk factors in mind when you read "forward-looking" statements elsewhere in this prospectus and in the applicable prospectus supplements and in the documents incorporated by reference. Such statements relate to our expectations about future events and time periods. Generally, the words "anticipate," "expect," "intend" and similar expressions identify forward-looking statements. Forward-looking statements involve risks and uncertainties, and future events and circumstances could differ significantly from those anticipated in the forward-looking statements.

   Our operating results are unpredictable and may fluctuate.

  Many of our revenue components fluctuate and are difficult to predict, and our operating expenses are largely independent of revenue in any particular period. It is therefore difficult for us to accurately forecast revenue and profits or losses. We believe that our quarterly and annual results of operations will be affected by a variety of factors that could adversely affect our revenue, gross profit and results of operations.

  Factors that have affected our results of operations in the past, and are likely to affect our results of operations in the future, include the following:

  . demand and market acceptance for our products and/or our customers' products;

  . the successful development and volume production of next-generation products;

  .  new product announcements or product introductions by our competitors;

  . our ability to introduce new products in accordance with OEM design requirements and design cycles;

  . changes in the timing of product orders due to unexpected delays in the introduction of our customers' products;

  . fluctuations in the availability of manufacturing capacity or manufacturing yields;

  . competitive pressures resulting in lower than expected average selling prices;

  . rates of return in excess of that forecasted or expected due to quality issues;

  .  the rescheduling or cancellation of customer orders;

  . the loss of a key customer or the termination of a strategic relationship;

  .  seasonal fluctuations associated with the PC market;

  . substantial disruption in our suppliers' operations, either as a result of a natural disaster, equipment failure or other cause;

  . supply constraints for and changes in the cost of the other components incorporated into our customers' products, including memory devices;

  .  our ability to reduce the manufacturing costs of our products;

  .  legal and other costs related to defending intellectual property;

  .bad debt write-offs;

  .  unexpected inventory write-downs; and

  . introductions of enabling technologies to keep pace with faster generations of processors and controllers.

  Any one or more of the factors discussed above could prevent us from achieving our expected future revenue or net income.

  Because most operating expenses are relatively fixed in the short term, we may be unable to adjust spending sufficiently in a timely manner to compensate for any unexpected sales shortfall. We may be required to reduce prices in response to competition or to pursue new market opportunities. If new competitors, technological advances by existing competitors or other competitive factors require us to invest significantly greater resources than anticipated in research and development or sales and marketing efforts, our business could suffer. Accordingly, we believe that period-to-period comparisons of our results of operations should not be relied upon as an indication of future performance. In addition, the results of any quarterly period are not indicative of results to be expected for a full fiscal year.

   Our 3D graphics solution may not continue to be accepted by the PC market.

  Our success will depend in part upon continued broad adoption of our 3D graphics processors for high performance 3D graphics in PC applications. The market for 3D graphics processors has been characterized by unpredictable and sometimes rapid shifts in the popularity of products, often caused by the publication of competitive industry benchmark results, changes in dynamic random memory devices pricing and other changes in the total system cost of add-in boards, as well as by severe price competition and by frequent new technology and product introductions. Only a small number of products have achieved broad market acceptance and such market acceptance, if achieved, is difficult to sustain due to intense competition. Since we have no other product line, our business would suffer if for any reason our current or future 3D graphics processors do not continue to achieve widespread acceptance in the PC market. If we are unable to complete the timely development of or successfully and cost-effectively manufacture and deliver products that meet the requirements of the PC market, our business would be harmed.

   Our integrated graphics product may not be accepted by the PC market.

  We expect that integrated graphics chipset products will become an increasing part of the lower cost segment of the PC graphics market. We have only recently introduced a 3D graphics processor targeted at this segment, as part of a joint development effort with ALi. If this product is not competitive in this segment and the integrated chipset segment continues to account for an increasing percentage of the units sold in the PC market, our business may suffer.

   We need to develop new products and to manage product transitions in order to succeed.

  Our business will depend to a significant extent on our ability to successfully develop new products for the 3D graphics market. Our add-in board manufacturers and major OEM customers typically introduce new system configurations as often as twice per year, typically based on spring and fall design cycles. Accordingly, our existing products must have competitive performance levels or we must introduce new products on a timely basis with such performance characteristics in order to be included in new system configurations. This requires that we do the following:

  .  anticipate the features and functionality that consumers will demand;

  . incorporate those features and functionality into products that meet the exacting design requirements of PC OEMs and add-in board manufacturers or CEMs;

  .  price our products competitively; and

  . introduce the products to the market within the limited window for PC OEM and add-in board manufacturers.

  As a result, we believe that significant expenditures for research and development will continue to be required in the future. The success of new product introductions will depend on several factors, including the following:

  .  proper new product definition;

  .  timely completion and introduction of new product designs;

  . the ability of Taiwan Semiconductor Manufacturing Co., or TSMC, our primary manufacturer, WaferTech LLC, a joint venture controlled by TSMC, and any additional third-party manufacturers to effectively manufacture our new products in a timely manner;

  .  the quality of any new products;

  .  differentiation of new products from those of our competitors;

  .  market acceptance of our and our customers' products; and

  . availability of adequate quantity and configurations of various types of memory products.

  Our strategy is to utilize the most advanced semiconductor process technology appropriate for our products and available from commercial third-party foundries. Use of advanced processes has in the past resulted in initial yield problems. New products that we introduce may not incorporate the features and functionality demanded by PC OEMs, add-in board manufacturers and consumers of 3D graphics. In addition, we may not successfully develop or introduce new products in sufficient volumes within the appropriate time to meet both the PC OEMs' design cycles and market demand. We have in the past experienced delays in the development of some new products. Our failure to successfully develop, introduce or achieve market acceptance for new 3D graphics products would harm our business.

  Our failure to identify new product opportunities or to develop new products could harm business.

  As markets for our 3D graphics processors develop and competition increases, we anticipate that product life cycles at the high end will remain short and average selling prices will continue to decline. In particular, we expect average selling prices and gross margins for our 3D graphics processors to decline as each product matures and as unit volume increases. As a result, we will need to introduce new products and enhancements to existing products to maintain overall average selling prices and gross margins. In order for our 3D graphics processors to achieve high volumes, leading PC OEMs and add-in board manufacturers must select our 3D graphics processor for design into their products and then successfully complete the designs of their products and sell them. We may be unable to successfully identify new product opportunities or to develop and bring to market in a timely fashion any new products. In addition, we cannot guarantee that any new products we develop will be selected for design into PC OEMs' and add-in board manufacturers' products, that any new designs will be successfully completed or that any new products will be sold. As the complexity of our products and the manufacturing process for products increases, there is an increasing risk that we will experience problems with the performance of products and that there will be delays in the development, introduction or volume shipment of our products. We may experience difficulties related to the production of current or future products or other factors may delay the introduction or volume sale of new products we develop. In addition, we may be unable to successfully manage the production transition risks with respect to future products. Failure to achieve any of the foregoing with respect to future products or product enhancements could result in rapidly declining average selling prices, reduced margins, and reduced demand for products or loss of market share. In addition, technologies developed by others may render our 3D graphics products non-competitive or obsolete or result in our holding excess inventory, either of which would harm our business.

   We rely on third-party vendors to supply us tools for the development of our new products and we may be unable to obtain the tools necessary to develop these products.

  In the design and development of new products and product enhancements, we rely on third-party software development tools. While we currently are not dependent on any one vendor for the supply of these tools, some or all of these tools may not be readily available in the future. For example, we have experienced delays in the introduction of products in the past as a result of the inability of then available software development tools to fully simulate the complex features and functionalities of our products. The design requirements necessary to meet consumer demands for more features and greater functionality from 3D graphics products in the future may exceed the capabilities of the software development tools available to us. If the software development tools we use become unavailable or fail to produce designs that meet consumer demands, our business could suffer.

   Our industry is characterized by vigorous protection and pursuit of intellectual property rights or positions that could result in substantial costs to us.

  The semiconductor industry is characterized by vigorous protection and pursuit of intellectual property rights or positions, which has resulted in protracted and expensive litigation. The 3D graphics market in particular has been characterized recently by the aggressive pursuit of intellectual property positions, and we expect our competitors to continue to pursue aggressive intellectual property positions. In addition, from time to time we receive notices alleging that we have infringed patents or other intellectual property rights owned by third parties. We expect that, as the number of issued hardware and software patents increases, and as competition in our markets intensifies, the volume of intellectual property infringement claims will increase. If infringement claims are made against us, we may seek licenses under the claimant's patents or other intellectual property rights. However, licenses may not be offered at all or on terms acceptable to us. The failure to obtain a license from a third party for technology used by us could cause us to incur substantial liabilities and to suspend the manufacture of products. Furthermore, we may initiate claims or litigation against third parties for infringement of our proprietary rights or to establish the validity of our proprietary rights. We have agreed to indemnify certain customers for claims of infringement arising out of sale of our products. Litigation by or against us or our customers concerning infringement would likely result in significant expense to us and divert the efforts of our technical and management personnel, whether or not the litigation results in a favorable determination for us.

   We are subject to a patent infringement lawsuit and could be subject to future lawsuits that could divert our resources and result in the payment of substantial damages.

  On September 21, 1998, 3Dfx Interactive, Inc. filed a patent infringement suit against us in the United States District Court for the Northern District of California alleging infringement of a 3Dfx patent. On March 2, 1999, 3Dfx added a second patent to the suit and on May 24, 1999, 3Dfx added a third patent to the suit. The amended complaint alleges that our RIVA TNT, RIVA TNT2 and RIVA TNT2 Ultra products infringe the patents in suit and seeks unspecified compensatory and trebled damages and attorneys' fees. Our current generation of products is not identified as infringing any of the patents in suit. We have filed an answer and counter-claims asserting that the patents in suit are invalid and not infringed. These assertions are supported by our investigations to date and an opinion from our patent counsel in this suit. We anticipate that the trial date will be set by the District Court after it rules on claims construction issues. We have and will continue to defend vigorously this suit. The litigation with 3Dfx has resulted, and we expect that the 3Dfx litigation will continue to result, in significant legal expenses, whether or not the litigation results in a favorable determination for us. In the event of an adverse result in the 3Dfx suit, we might be required to do one or more of the following:

  .  pay substantial damages (including treble damages);

  . permanently cease the manufacture and sale of any of the infringing products;

  .  expend significant resources to develop non-infringing products; or

  .  obtain a license from 3Dfx for infringing products.

  On August 28, 2000, we filed a patent infringement lawsuit against 3Dfx in the United States District Court for the Northern District of California. The lawsuit alleges that 3Dfx's graphics chip and card products, which are used to accelerate 3D graphics on personal computers, infringe five of our patents and seeks an injunction restraining 3Dfx from manufacturing, selling or importing infringing graphics chip and card products including its Voodoo 3, Voodoo 4 and Voodoo 5 and VSA-100 family of products, as well as monetary damages. The matter is in its earliest stages, discovery has not yet begun and no trial date has been set.

  We have in the past been subject to patent infringement suits with SGI and S3 Incorporated, both of which were settled and resulted in cross-licenses and, in the case of SGI, payments by us. In addition, we may be subject to patent infringement suits brought by other parties in the future. For example, we have received correspondence from Rambus Inc. indicating that it believes our products infringe certain patents held by Rambus and requesting that we agree to certain licensing terms, including royalty payments. We believe the Rambus patents are invalid, not infringed and unenforceable. Although we currently are having discussions with Rambus regarding potential business alternatives to Rambus' proposed licensing terms, we cannot guarantee that we will be able to reach a satisfactory agreement with Rambus. If we are unable to do so, Rambus may sue us for patent infringement at any time.

  We may be unable to adequately protect our intellectual property.

  We rely primarily on a combination of patents, trademarks, copyrights, trade secrets, employee and third-party nondisclosure agreements and licensing arrangements to protect our intellectual property. We own 33 issued United States patents, and have 46 United States patent applications pending. Our issued patents have expiration dates from April 2015 to April 2018. Our issued patents and pending patent applications relate to technology developed by us in connection with the development of our 3D graphics processors. Our pending patent applications and any future applications may not be approved. In addition, any issued patents may not provide us with competitive advantages or may be challenged by third parties. The enforcement of patents of others may harm our ability to conduct our business. Others may independently develop substantially equivalent intellectual property or otherwise gain access to our trade secrets or intellectual property, or disclose our intellectual property or trade secrets. Our failure to effectively protect our intellectual property could harm our business. We have licensed technology from third parties for incorporation in our graphics processors, and expect to continue to enter into license agreements for future products. These licenses may result in royalty payments to third parties, the cross-license of technology by us or payment of other consideration. If these arrangements are not concluded on commercially reasonable terms, our business could suffer.

  Our failure to achieve one or more design wins would harm our business.

  Our future success will depend in large part on achieving design wins, which entails having our existing and future products chosen as the 3D graphics processors for hardware components or subassemblies designed by PC OEMs and motherboard and add-in board manufacturers. Our add-in board manufacturers and major OEM customers typically introduce new system configurations as often as twice per year, generally based on spring and fall design cycles. Accordingly, our existing products must have competitive performance levels or we must timely introduce new products with such performance characteristics in order to be included in new system configurations. Our failure to achieve one or more design wins would harm our business. The process of being qualified for inclusion in a PC OEM's product can be lengthy and could cause us to miss a cycle in the demand of end users for a particular product feature, which also could harm our business.

  Our ability to achieve design wins also depends in part on our ability to identify and ensure compliance with evolving industry standards. Unanticipated changes in industry standards could render our products incompatible with products developed by major hardware manufacturers and software developers, including Intel and Microsoft. This would require us to invest significant time and resources to redesign our products to ensure compliance with relevant standards. If our products are not in compliance with prevailing industry standards for a significant period of time, our ability to achieve design wins could suffer.

  We are dependent on the PC market, which may not continue to grow.

  In fiscal 2000, we derived all of our revenue from the sale of products for use in PCs. In the first quarter of fiscal 2001, we derived most of our revenue from the sale of products for use in the entire desktop PC market, from professional workstations to low-cost PCs. We expect to continue to derive most of our revenue from the sale or license of products for use in PCs in the next several years. The PC market is characterized by rapidly changing technology, evolving industry standards, frequent new product introductions and significant price competition. These factors result in short product life cycles and regular reductions of average selling prices over the life of a specific product. Although the PC market has grown substantially in recent years, this growth may not continue. A reduction in sales of PCs, or a reduction in the growth rate of PC sales, would likely reduce demand for our products. Moreover, changes in demand could be large and sudden. Since PC manufacturers often build inventories during periods of anticipated growth, they may be left with excess inventories if growth slows or if they have incorrectly forecast product transitions. In these cases, PC manufacturers may abruptly suspend substantially all purchases of additional inventory from suppliers like us until the excess inventory has been absorbed. Any reduction in the demand for PCs generally, or for a particular product that incorporates our 3D graphic processors, could harm our business.

  The acceptance of next generation products in business PC 3D graphics may not continue to develop.

  Our success will depend in part upon the demand for performance 3D graphics for business PC applications. The market for performance 3D graphics on business PCs has only recently begun to emerge and is dependent on the future development of, and substantial end-user and OEM demand for, 3D graphics functionality. As a result, the market for business PC 3D graphics computing may not continue to develop or may not grow at a rate sufficient to support our business. The development of the market for performance 3D graphics on business PCs will in turn depend on the development and availability of a large number of business PC software applications that support or take advantage of performance 3D graphics capabilities. Currently there are only a limited number of software applications like this, most of which are games, and a broader base of software applications may not develop in the near term or at all. Consequently, a broad market for full function performance 3D graphics on business PCs may not develop. Our business prospects will suffer if the market for business PC 3D graphics fails to develop or develops more slowly than expected.

  We are dependent on a small number of customers and we are subject to order and shipment uncertainties.

  We have only a limited number of customers and our sales are highly concentrated. We primarily sell our products to add-in board and motherboard manufacturers and CEMs, which incorporate graphics products in the boards they sell to PC OEMs. Sales to add-in board manufacturers and CEMs are primarily dependent on achieving design wins with leading PC OEMs. The number of add-in board manufacturers and CEMs and leading PC OEMs is limited. We expect that a small number of add-in board manufacturers and CEMs directly, and a small number of PC OEMs indirectly, will continue to account for a substantial portion of our revenue for the foreseeable future. As a result, our business could be harmed by the loss of business from PC OEMs or add-in board manufacturers and CEMs. In addition, revenue from add-in board manufacturers, motherboard manufacturers, CEMs and PC OEMs that have directly or indirectly accounted for significant revenue in past periods, individually or as a group, may not continue, or may not reach or exceed historical levels in any future period.

  Our business may be harmed by instability in Asia due to the concentration of customers who are located or have substantial operations in Asia, including Taiwan. The People's Republic of China and Taiwan have in the past experienced and currently are experiencing strained relations. A worsening of these relations or the development of hostilities between the two could result in disruptions in Taiwan and possibly other areas of Asia, which could harm our business. While we believe political instability in Asia has not adversely affected our business, because of our reliance on companies with operations in Asia, continued economic and political instability in Asia might harm us.

  We may be unable to manage our growth and, as a result, may be unable to successfully implement our strategy.

  Our rapid growth has placed, and is expected to continue to place, a significant strain on our managerial, operational and financial resources. As of July 30, 2000, we had 529 employees as compared to 392 employees as of January 30, 2000. We expect that the number of our employees will increase substantially over the next 12 months. Our future growth, if any, will depend on our ability to continue to implement and improve operational, financial and management information and control systems on a timely basis, as well as our ability to maintain effective cost controls. Further, we will be required to manage multiple relationships with various customers and other third parties. Our systems, procedures or controls may not be adequate to support our operations and our management may be unable to achieve the rapid execution necessary to successfully implement our strategy.

  We are dependent on key personnel and the loss of these employees could harm our business.

  Our performance will be substantially dependent on the performance of our executive officers and key employees. None of our officers or employees is bound by an employment agreement, and our relationships with these officers and employees are, therefore, at will. We do not have "key person" life insurance policies on any of our employees. The loss of the services of any of our executive officers, technical personnel or other key employees, particularly Jen-Hsun Huang, our President and Chief Executive Officer, would harm our business. Our success will depend on our ability to identify, hire, train and retain highly qualified technical and managerial personnel. Our failure to attract and retain the necessary technical and managerial personnel would harm our business.

  We depend on third-party fabrication to produce our products.

  We do not manufacture the semiconductor wafers used for our products and do not own or operate a wafer fabrication facility. Our products require wafers manufactured with state-of-the-art fabrication equipment and techniques. We utilize TSMC and WaferTech to produce our semiconductor wafers and utilize independent contractors to perform assembly, test and packaging. We depend on these suppliers to allocate to us a portion of their manufacturing capacity sufficient to meet our needs, to produce products of acceptable quality and at acceptable manufacturing yields, and to deliver those products to us on a timely basis. These manufacturers may be unable to meet our near-term or long-term manufacturing requirements. We obtain manufacturing services on a purchase order basis and TSMC has no obligation to provide us with any specified minimum quantities of product. TSMC fabricates wafers for other companies, including certain of our competitors, and could choose to prioritize capacity for other users or reduce or eliminate deliveries to us on short notice. Because the lead time needed to establish a strategic relationship with a new manufacturing partner could be several quarters, there is no readily available alternative source of supply for any specific product. We believe that long-term market acceptance for our products will depend on reliable relationships with TSMC and any other manufacturers used by us to ensure adequate product supply to respond to customer demand.

  In September 1999, a significant earthquake in Taiwan contributed to a temporary shortage of graphics processors in the third and fourth quarters of fiscal 2000. Because of our reliance on TSMC, our business may be harmed by political instability in Taiwan, including the worsening of the strained relations between The People's Republic of China and Taiwan. Furthermore, any substantial disruption in our suppliers' operations, either as a result of a natural disaster, political unrest, economic instability, equipment failure or other cause, could harm our business.

  We are dependent primarily on TSMC and we expect in the future to continue to be dependent upon third-party manufacturers to do the following:

  . produce wafers of acceptable quality and with acceptable manufacturing yields;

  . deliver those wafers to us and our independent assembly and testing subcontractors on a timely basis; and

  . allocate to us a portion of their manufacturing capacity sufficient to meet our needs.

  Our wafer requirements represent a significant portion of the total production capacity of TSMC. Although our products are designed using TSMC's process design rules, TSMC may be unable to achieve or maintain acceptable yields or deliver sufficient quantities of wafers on a timely basis and/or at an acceptable cost. Additionally, TSMC may not continue to devote resources to the production of our products, or to advance the process design technologies on which the manufacturing of our products is based. Any difficulties like these would harm our business.

  Failure to achieve expected manufacturing yields would reduce our product supply and harm our business.

  Semiconductor manufacturing yields are a function both of product design, which is developed largely by us, and process technology, which typically is proprietary to the manufacturer. Since low yields may result from either design or process technology failures, yield problems may not be effectively determined or resolved until an actual product exists that can be analyzed and tested to identify process sensitivities relating to the design rules that are used. As a result, yield problems may not be identified until well into the production process, and resolution of yield problems would require cooperation by and communication between the manufacturer and us.

  The risk of low yields is compounded by the offshore location of most of our manufacturers, increasing the effort and time required to identify, communicate and resolve manufacturing yield problems. Because of our potentially limited access to wafer fabrication capacity from our manufacturers, any decrease in manufacturing yields could result in an increase in our per unit costs and force us to allocate our available product supply among our customers. This could potentially harm customer relationships as well as revenue and gross profit. Our wafer manufacturers may be unable to achieve or maintain acceptable manufacturing yields in the future. Our inability to achieve planned yields from our wafer manufacturers could harm our business. We also face the risk of product recalls or product returns resulting from design or manufacturing defects that are not discovered during the manufacturing and testing process. In the event of a significant number of product returns due to a defect or recall, our business could suffer.

  Failure to transition to new manufacturing process technologies could affect our ability to compete effectively.

  Our strategy is to utilize the most advanced semiconductor process technology appropriate for our products and available from commercial third-party foundries. Use of advanced processes may have greater risk of initial yield problems. Manufacturing process technologies are subject to rapid change and require significant expenditures for research and development. We continuously evaluate the benefits of migrating to smaller geometry process technologies in order to improve performance and reduce costs. We have migrated to the .18 micron technology with the GeForce2 GTS GPUs, and we believe that the transition of our products to increasingly smaller geometries will be important to our competitive position. Other companies in the industry have experienced difficulty in migrating to new manufacturing processes and, consequently, have suffered reduced yields, delays in product deliveries and increased expense levels. We may experience similar difficulties and the corresponding negative effects. Moreover, we are dependent on our relationships with our third-party manufacturers to migrate to smaller geometry processes successfully. We may be unable to migrate to new manufacturing process technologies successfully or on a timely basis.

  The 3D graphics industry is highly competitive and we may be unable to compete.

  The market for 3D graphics processors for PCs in which we compete is intensely competitive and is characterized by rapid technological change, evolving industry standards and declining average selling prices. We believe that the principal competitive factors in this market are performance, breadth of product offerings, access to customers and distribution channels, backward-forward software support, conformity to industry standard APIs, manufacturing capabilities, price of graphics processors and total system costs of add-in boards and motherboards. We expect competition to increase both from existing competitors and new market entrants with products that may be less costly than our 3D graphics processors or may provide better performance or additional features not provided by our products.

  Our primary source of competition is from companies that provide or intend to provide 3D graphics solutions for the PC market. Our competitors include the following:

  . suppliers of graphics add-in boards that utilize their internally developed graphics chips, such as ATI Technologies Inc. and Matrox Electronics Systems Ltd.;

  . suppliers of integrated core logic chipsets that incorporate 2D and 3D graphics functionality as part of their existing solutions, such as Intel, Silicon Integrated Systems and Via Technologies;

  . companies that have traditionally focused on the professional market and provide high end 3D solutions for PCs and workstations, including 3Dlabs Inc., SGI and Evans and Sutherland Computer Corporation; and

  . companies that focus on the video game market, such as 3Dfx and VideoLogic Group plc.

  If and to the extent we offer products outside of the 3D graphics processor market, we may face competition from some of our existing competitors as well as from companies with which we currently do not compete. We cannot accurately predict if we will compete successfully in any new markets we may enter.

  We may compete with Intel in the integrated low-cost chipset market.

  In June 2000, Intel began shipping the Intel 815 and 815e 3D graphics chipsets that are targeted at the low-cost PC market. Intel has significantly greater resources than we do, and our products may not compete effectively against future products introduced by Intel. In addition, we may be unable to compete effectively against Intel or Intel may introduce additional products that are competitive with our products in either performance or price or both. We expect Intel to continue to do the following:

  . invest heavily in research and development and new manufacturing facilities;

  .  maintain its position as the largest manufacturer of PC microprocessors;

  .  increasingly dominate the PC platform; and

  . promote its product offerings through advertising campaigns designed to engender brand loyalty among PC users.

  Intel may in the future develop graphics add-in cards or graphics-enabled motherboards that could directly compete with graphics add-in cards or graphics-enabled motherboards based on our product. In addition, due to the widespread industry acceptance of Intel's microprocessor architecture and interface architecture, including its AGP, and Intel's intellectual property position with respect to such architecture, Intel exercises significant influence over the PC industry generally. Any significant modifications by Intel to the AGP, the microprocessor or core logic components or other aspects of the PC microprocessor architecture could result in incompatibility with our technology, which would harm our business. In addition, any delay in the public release of information relating to modifications like this could harm our business.

  We are dependent on third parties for assembly and testing of our products.

  Our graphics processors are assembled and tested by Advance Semiconductor Engineering, Inc., ChipPAC Incorporated and Siliconware Precision Industries Company Ltd., all of which are based in Asia. Because we rely on Asian assembly and test subcontractors, our business may be harmed by political instability in Asia, including the worsening of the strained relations between The People's Republic of China and Taiwan. We do not have long-term agreements with any of these subcontractors. As a result of our dependence on third-party subcontractors for assembly and testing of our products, we do not directly control product delivery schedules or product quality. Any product shortages or quality assurance problems could increase the costs of manufacture, assembly or testing of our products and could harm our business. Due to the amount of time typically required to qualify assemblers and testers, we could experience significant delays in the shipment of our products if we are required to find alternative third parties to assemble or test our products or components. Any delays in delivery of our products could harm our business.

  We are subject to risks associated with product defects and incompatibilities.

  Products as complex as ours may contain defects or failures when introduced or when new versions or enhancements to existing products are released. We have in the past discovered software defects and incompatibilities with customers' hardware in certain of our products and may experience delays or lost revenue to correct any new defects in the future. Errors in new products or releases after commencement of commercial shipments could result in loss of market share or failure to achieve market acceptance. Our products typically go through only one verification cycle prior to beginning volume production and distribution. As a result, our products may contain defects or flaws that are undetected prior to volume production and distribution. The widespread production and distribution of defective products could harm our business.

  We are subject to risks associated with international operations.

  Our reliance on foreign third-party manufacturing, assembly and testing operations subjects us to a number of risks associated with conducting business outside of the United States, including the following:

  . unexpected changes in, or impositions of, legislative or regulatory requirements;

  . delays resulting from difficulty in obtaining export licenses for certain technology, tariffs, quotas and other trade barriers and restrictions;

  .  longer payment cycles;

  .  imposition of additional taxes and penalties;

  .  the burdens of complying with a variety of foreign laws; and

  .  other factors beyond our control.

  We also are subject to general political risks in connection with our international trade relationships. In addition, the laws of certain foreign countries in which our products are or may be manufactured or sold, including various countries in Asia, may not protect our products or intellectual property rights to the same extent as do the laws of the United States. This makes the possibility of piracy of our technology and products more likely. Currently, all of our arrangements with third-party manufacturers provide for pricing and payment in U.S. dollars, and to date we have not engaged in any currency hedging activities, although we may do so in the future. Fluctuations in currency exchange rates could harm our business in the future.

  The semiconductor industry is cyclical in nature.

  The semiconductor industry historically has been characterized by the following factors:

  .  rapid technological change;

  .  cyclical market patterns;

  .  significant average selling price erosion;

  .  fluctuating inventory levels;

  .  alternating periods of overcapacity and capacity constraints; and

  . variations in manufacturing costs and yields and significant expenditures for capital equipment and product development.

  In addition, the industry has experienced significant economic downturns at various times, characterized by diminished product demand and accelerated erosion of average selling prices. We may experience substantial period-to-period fluctuations in results of operations due to general semiconductor industry conditions.

  Failure in implementation of our enterprise resource planning system could adversely affect our operations.

  In December 1999, we began the implementation of an SAP A.G. system as our enterprise resource planning, or ERP, system to replace our information systems in business, finance, operations and service. The first phase of the implementation was successfully completed in June 2000 and our operations are fully functioning under the new ERP system. Future phases of the implementation are expected to occur throughout fiscal 2001. We are heavily dependent upon the proper functioning of our internal systems to conduct our business. System failure or malfunctioning may result in disruptions of operations and inability to process transactions. Our results of operations and financial position could be adversely affected if we encounter unforseen problems with respect to system operations or future implementation.

  Some provisions in our certificate of incorporation, our bylaws and our agreement with Microsoft could delay or prevent a change in control.

  Our certificate of incorporation and bylaws contain provisions that could make it more difficult for a third party to acquire a majority of our outstanding voting stock. These provisions include the following:

  . the ability of the board of directors to create and issue preferred stock without prior stockholder approval;

  .  the prohibition of stockholder action by written consent;

  .  a classified board of directors; and

  . advance notice requirements for director nominations and stockholder proposals.

  On March 5, 2000, we entered into a licensing and development agreement with Microsoft that included a grant to Microsoft of first and last rights of refusal over any offer we receive to purchase 30% or more of the outstanding shares of our common stock. This provision could also delay or prevent a change in control of NVIDIA.

  We are subject to risks associated with interest rate and foreign exchange rate fluctuation.

  The primary objective of our investment activities is to preserve principal while at the same time maximizing the income we receive from the investments without significantly increasing risk. To minimize potential loss arising from adverse changes in interest rates, we maintain a portfolio of cash and cash equivalents primarily in highly rated domestic money market funds. In general, money market funds are not subject to market risk because the interest paid on such funds fluctuates with the prevailing interest rate.

  We consider our exposure to foreign exchange rate fluctuations to be minimal. Currently, all of our arrangements with third-party manufacturers provide for pricing and payment in U.S. dollars, and therefore are not subject to exchange rate fluctuations. To date, we have not engaged in any currency hedging activities, although we may do so in the future. Fluctuations in foreign currency exchange rates could harm our business in the future.

                          FORWARD-LOOKING INFORMATION

  This prospectus contains forward-looking statements, within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, that are based on our current expectations about our company and our industry. We use words such as "expect," "anticipate," "estimate," "believe," "intend," "plan" and other similar expressions to identify some forward-looking statements, but not all forward-looking statements include these words. All our forward-looking statements involve risks and uncertainties. Our actual results may differ significantly from our expectations and from the results expressed in or implied by these forward-looking statements. The section captioned "Item 7A. Quantitative and Qualitative Disclosures about Market Risk" that appears in our annual report on Form 10-K for the year ended January 30, 2000, our quarterly report on Form 10-Q for the quarter ended April 30, 2000 and our quarterly report on Form 10-Q for the quarter ended July 30, 2000, as well as the section captioned "Risk Factors" in this prospectus and that will appear in prospectus supplements accompanying this prospectus describe some, but not necessarily all, of the factors that could cause these differences. We urge you to read those sections carefully. Except as may be required by law, we undertake no obligation to publicly update any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.

                      RATIO OF EARNINGS TO FIXED CHARGES

  Our earnings were insufficient to cover fixed charges in each of the years in the three-year period ended December 31, 1997. Additional earnings of $6.4 million, $3.1 million and $3.6 million were necessary to provide a 1:1 coverage ratio for December 31, 1995, 1996 and 1997, respectively. For the purpose of these calculations, "earnings" consist of income before taxes, plus fixed charges, and "fixed charges" consist of interest expense incurred and the portion of rental expense deemed by us to be representative of the interest factor of rental payments under leases.

                             Years Ended                        Years Ended        Six Months Ended
                             December 31,     Month Ended ----------------------- ------------------
                         -------------------- January 31, January 31, January 30, August 1, July 30,
                          1995   1996   1997     1998        1999        2000       1999      2000
                         ------ ------ ------ ----------- ----------- ----------- --------- --------
Ratio of earnings to
 fixed charges..........    --     --     --      37x          8x         68x        48x      157x

                                USE OF PROCEEDS

  Unless otherwise described in a prospectus supplement, the net proceeds from the offering of the securities will be used to fund our anticipated growth, including anticipated increases in inventory and accounts receivable; for potential acquisitions; for costs associated with our expected move to new facilities; and for general working capital.

                           COMMON STOCK PRICE RANGE

  Our common stock is quoted on the Nasdaq National Market under the symbol "NVDA." Public trading of our stock began on January 22, 1999. Prior to that, there was no public market for our stock. As of September 1, 2000, we had approximately 365 stockholders of record, not including those shares held in street or nominee name.

  The following table sets forth the high and low sales price for the common stock as quoted on the Nasdaq National Market for each period indicated, adjusted to reflect the two-for-one stock split effected in June 2000:

                                                                   High   Low
                                                                  ------ ------
Year ended January 31, 1999
Fourth Quarter (beginning January 22, 1999)...................... $11.72 $ 9.31
Year ended January 30, 2000
First Quarter....................................................  13.13   8.00
Second Quarter...................................................  11.56   8.19
Third Quarter....................................................  14.19   8.38
Fourth Quarter...................................................  24.13  10.88
Year ending January 28, 2001
First Quarter ...................................................  75.00  17.50
Second Quarter...................................................  88.00  37.75
Third Quarter (through September 29, 2000).......................  85.38  54.00

  On September 29, 2000, the reported last sale price of our common stock on the Nasdaq National Market was $81.875 per share.

                                DIVIDEND POLICY

  We have never paid any cash dividends on our common stock and do not expect to pay cash dividends for the foreseeable future.

                            SELECTED FINANCIAL DATA

  The following selected financial data should be read in conjunction with our financial statements and the notes thereto, and with "Management's Discussion and Analysis of Financial Condition and Results of Operations." The statement of operations data for the years ended December 31, 1997, the one month ended January 31, 1998 and each of the years in the two-year period ended January 30, 2000 and the balance sheet data as of January 31, 1999 and January 30, 2000 have been derived from and should be read in conjunction with our audited financial statements and the notes included thereto. The statement of operations data for the years ended December 31, 1995 and 1996 are derived from audited financial statements and the notes thereto not included in this prospectus. The balance sheet data as of December 31, 1995, 1996 and 1997 and January 31, 1998 are derived from audited financial statements and the notes thereto not included in this prospectus.

  The statement of operations data for the six months ended August 1, 1999 and July 30, 2000 and the balance sheet data as of July 30, 2000 are derived from our unaudited financial statements included elsewhere in this prospectus. The unaudited financial statements have been prepared on the same basis as the audited financial statements and, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation. The interim results for the six months ended July 30, 2000 are not necessarily indicative of results to be expected for the year ending January 28, 2001.

                          Year Ended December 31,                      Years Ended        Six Months Ended
                          -------------------------  Month Ended ----------------------- ------------------
                                                     January 31, January 31, January 30, August 1, July 30,
                           1995     1996     1997       1998        1999        2000       1999      2000
                          -------  -------  -------  ----------- ----------- ----------- --------- --------
                                              (in thousands, except per share data)
                                                                                              (unaudited)
Statement of Operations
 Data:
Revenue:
 Product................  $ 1,103  $ 3,710  $27,280    $11,420    $151,413    $374,505   $149,035  $318,881
 Royalty................       79      202    1,791      1,911       6,824         --         --        --
                          -------  -------  -------    -------    --------    --------   --------  --------
 Total revenue..........    1,182    3,912   29,071     13,331     158,237     374,505    149,035   318,881
Cost of revenue.........    1,549    3,038   21,244     10,071     109,746     235,575     95,571   199,606
                          -------  -------  -------    -------    --------    --------   --------  --------
Gross profit (loss).....     (367)     874    7,827      3,260      48,491     138,930     53,464   119,275
Operating expenses:
 Research and
  development...........    2,426    1,218    7,103      1,121      25,073      47,439     19,598    37,971
 Sales, general and
  administrative........    3,677    2,649    4,183        640      18,902      37,079     15,400    26,717
                          -------  -------  -------    -------    --------    --------   --------  --------
 Total operating
  expenses..............    6,103    3,867   11,286      1,761      43,975      84,518     34,998    64,688
                          -------  -------  -------    -------    --------    --------   --------  --------
 Operating income
  (loss)................   (6,470)  (2,993)  (3,459)     1,499       4,516      54,412     18,466    54,587
Interest and other
 income (expense), net..       93      (84)    (130)       (18)        (29)      1,754        711     5,426
                          -------  -------  -------    -------    --------    --------   --------  --------
Income (loss) before
 income tax expense.....   (6,377)  (3,077)  (3,589)     1,481       4,487      56,166     19,177    60,013
Income tax expense......      --       --       --         134         357      18,068      6,230    19,204
                          -------  -------  -------    -------    --------    --------   --------  --------
 Net income (loss)......  $(6,377) $(3,077) $(3,589)   $ 1,347    $  4,130    $ 38,098   $ 12,947  $ 40,809
                          =======  =======  =======    =======    ========    ========   ========  ========
Basic net income (loss)
 per share(1)...........  $  (.28) $  (.14) $  (.14)   $   .05    $    .14    $    .64   $    .22  $    .64
                          =======  =======  =======    =======    ========    ========   ========  ========
Diluted net income
 (loss) per share(1)....  $  (.28) $  (.14) $  (.14)   $   .03    $    .08    $    .53   $    .18  $    .52
                          =======  =======  =======    =======    ========    ========   ========  ========
Shares used in basic per
 share computation(1)...   22,730   22,766   25,354     28,282      29,130      59,744     58,620    63,988
Shares used in diluted
 per share
 computation(1)(2)......   22,730   22,766   25,354     52,200      54,786      72,196     70,910    78,633

                                                  As of
                          As of December 31,   January 31,      As of       As of
                         -------------------- -------------- January 30,  July 30,
                          1995   1996   1997   1998   1999      2000        2000
                         ------ ------ ------ ------ ------- ----------- -----------
                                               (in thousands)
                                                                         (unaudited)
Balance Sheet Data:
Cash and cash
 equivalents............ $3,872 $3,133 $6,551 $7,984 $50,257   $61,560    $289,205
Total assets............  6,793  5,525 25,039 30,172 113,332   202,250     507,183
Capital lease
 obligations, less
 current portion........  1,137    617  1,891  1,756   1,995       962         672
Total stockholders'
 equity.................  4,013  1,037  6,897  8,610  64,209   124,563     206,090

-------
(1)  Reflects the two-for-one stock split effected in June 2000.
(2) See Note 1 to Financial Statements for an explanation of the determination of the number of shares used in per share computations.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

  The following discussion and analysis should be read in conjunction with our financial statements and notes thereto. Our fiscal years ended on December 31 from 1993 to 1997. Effective January 31, 1998, we changed our fiscal year-end financial reporting period to a 52- or 53- week year ending on the last Sunday in January. We elected not to restate the previous reporting periods ending December 31. As a result, the first and fourth quarters of fiscal 1999 (year ended January 31, 1999) are 12- and 14-week periods, respectively, with the remaining quarters being 13-week periods. All four quarters of fiscal 2000 (year ended January 30, 2000) and the first two quarters of fiscal 2001 (year ending January 28, 2001) are 13-week periods.

Overview

  We design, develop and market graphics processors and related software for personal computers and digital entertainment platforms. We provide a "top-to-bottom" family of award-winning 3D graphics processors and GPUs that set the standard for performance, quality and features for a broad range of desktop PCs, from professional workstations to low-cost PCs. Our 3D graphics processors are used in a wide variety of applications, including games, business productivity, the Internet and industrial design. Our graphics processors were the first to incorporate a 128-bit multi-texturing graphics architecture designed to deliver to users of our products a highly immersive, interactive 3D experience with compelling visual quality, realistic imagery and motion stunning effects and complex object and scene interaction at real-time frame rates. The NVIDIA TNT2, TNT2 M64 and Vanta graphics processors deliver high performance 3D and 2D graphics at affordable prices, making them the graphics hardware of choice for a wide range of applications for both consumer and commercial use. Our graphics processors are designed to be architecturally compatible backward and forward between generations, giving our OEM customers and end users a low cost of ownership. We are recognized for developing the world's first GPU, the GeForce 256, which incorporates independent hardware transform and lighting processing units along with a complete rendering pipeline into a single-chip architecture. Our current GPUs, the GeForce2 Ultra, the GeForce2 GTS, the GeForce2 MX, the NVIDIA Quadro2 Pro and the Quadro2 MXR, process hundreds of billions of operations per second and increase the PC's ability to render high-definition 3D scenes in real-time. Our GPU family provides superior processing and rendering power at competitive prices and is architected to deliver the maximum performance from industry standards such as Microsoft's Direct3D API and SGI's OpenGL API on Windows 98, Windows 2000 and Linux platforms. We have also developed an integrated core logic/graphics chipset called Aladdin TNT2 through a partnership with ALi, one of the leading suppliers of core logic chipsets for the PC. The Aladdin TNT2 chipset brings NVIDIA-class graphics performance and quality to the value PC segment.

  We recognize product sales revenue upon shipment, net of appropriate allowances. Our policy on sales to distributors is to defer recognition of sales and related gross profit until the distributors resell the product. Royalty revenue is generally recognized upon shipment of product to the licensee's customers. Currently, all of our product sales and our arrangements with third-party manufacturers provide for pricing and payment in U.S. dollars. We have not engaged in any foreign currency hedging activities, although we may do so in the future. Since we have no other product line, our business would suffer if for any reason our graphics processors do not achieve widespread acceptance in the PC market.

  A majority of our sales have been to a limited number of customers and sales are highly concentrated. We sell graphics processors to add-in board and motherboard manufacturers, primarily ASUSTeK Computer Inc., Creative Technology Ltd., ELSA AG, and Guillemot Corporation and contract electronics manufacturers or CEMs, including Celestica Hong Kong Ltd., Mitac International Corporation, Micro-Star International Co., Ltd., or MSI, SCI Systems, Inc. and VisionTek, Inc. These manufacturers incorporate our processors in the boards they sell to PC OEMs, retail outlets and systems integrators. The average selling prices for our products, as well as our customers' products, vary by distribution channel. For the first half of fiscal 2001, sales to Edom accounted for 22%, and sales to Celestica accounted for 10% of our total revenue. For the first half of fiscal 2000, sales to Diamond Multimedia Systems, Inc. accounted for 25%, sales to Edom accounted for 16%, and sales to Creative accounted for 18% of our total revenue. Diamond is no longer one of our significant customers following its acquisition by S3 Incorporated in October 1999. The number of potential customers for our products is limited, and we expect sales to be concentrated to a few major customers for the foreseeable future.

  As markets for our 3D graphics processors develop and competition increases, we anticipate that product life cycles in the high end will remain short and average selling prices will continue to decline. In particular, average selling prices and gross margins are expected to decline as each product matures. Our add-in board manufacturers and major OEM customers typically introduce new system configurations as often as twice per year for the high end, typically based on spring and fall design cycles. In order to maintain average selling prices and gross margins, our existing and new products must achieve competitive performance levels to be designed into new system configurations and must be produced at low costs, in sufficient volumes and on a timely basis, especially with respect to our new products.

  We currently utilize TSMC, our primary manufacturer, and WaferTech LLC (a joint venture controlled by TSMC) to produce semiconductor wafers, and utilize independent contractors to perform assembly, test and packaging. We depend on these suppliers to allocate to us a portion of their manufacturing capacity sufficient to meet our needs, to produce products of acceptable quality and at acceptable manufacturing yields, and to deliver those products to us on a timely basis. These manufacturers may not always be able to meet our near-term or long-term manufacturing requirements. Yields or product performance could suffer due to difficulties associated with adapting our technology and product design to the proprietary process technology and design rules of a new manufacturer. The level of finished goods inventory we maintain may fluctuate and therefore a manufacturing disruption experienced by these manufacturers would impact the production of our products, which could harm our business. In addition, as the complexity of our products and the accompanying manufacturing process increases, there is an increasing risk that we will experience problems with the performance of new products and that there will be yield problems or other delays in the development or introduction of these products.

  Substantially all of our sales are made on the basis of purchase orders rather than long-term agreements. As a result, we may commit resources to the production of products without having received advance purchase commitments from customers. Any inability to sell products to which we have devoted significant resources could harm our business. In addition, cancellation or deferral of product orders could result in our holding excess inventory, which could adversely affect our profit margins and restrict our ability to fund operations. We may build memory and component inventories during periods of anticipated growth and in connection with selling workstation boards directly to major OEMs. We could be subject to excess or obsolete inventories and be required to take corresponding write-downs if growth slows or if we incorrectly forecast product demand. A reduction in demand could negatively impact our gross margins and financial results. Product returns or delays or difficulties in collecting accounts receivable could result in significant charges against income, which could harm our business.

Results of Operations

  The following table sets forth, for the periods indicated, certain items in our statements of operations expressed as a percentage of total revenue.

                                                         Years  Ended        Six Months Ended
                           Year Ended  Month  Ended ----------------------- ------------------
                          December 31, January 31,  January 31, January 30, August 1, July 30,
                              1997         1998        1999        2000       1999      2000
                          ------------ ------------ ----------- ----------- --------- --------
Revenue:
  Product...............      93.8%        85.7%        95.7%      100.0%     100.0%   100.0%
  Royalty...............       6.2         14.3          4.3         --         --       --
                             -----        -----        -----       -----      -----    -----
   Total revenue........     100.0        100.0        100.0       100.0      100.0    100.0
Cost of revenue.........      73.1         75.5         69.4        62.9       64.1     62.6
                             -----        -----        -----       -----      -----    -----
Gross profit............      26.9         24.5         30.6        37.1       35.9     37.4
Operating expenses:
  Research and
   development..........      24.4          8.4         15.8        12.7       13.2     11.9
  Sales, general and
   administrative.......      14.4          4.8         12.0         9.9       10.3      8.4
                             -----        -----        -----       -----      -----    -----
   Total operating
    expenses............      38.8         13.2         27.8        22.6       23.5     20.3
                             -----        -----        -----       -----      -----    -----
   Operating income
    (loss)..............     (11.9)        11.3          2.8        14.5       12.4     17.1
Interest and other
 income (expense), net..      (0.4)        (0.1)         --          0.5        0.5      1.7
                             -----        -----        -----       -----      -----    -----
Income (loss) before
 income tax expense.....     (12.3)        11.2          2.8        15.0       12.9     18.8
Income tax expense......       --           1.0          0.2         4.8        4.2      6.0
                             -----        -----        -----       -----      -----    -----
   Net income (loss)....     (12.3)%       10.2%         2.6%       10.2%       8.7%    12.8%
                             =====        =====        =====       =====      =====    =====

 Six Months Ended July 30, 2000 and August 1, 1999

  Revenue

  Revenue of $318.9 million for the first half of fiscal 2001 grew 114% over the first half of fiscal 2000. The growth was primarily the result of increased sales of our RIVA TNT2 and GeForce families of graphics processors related to commercial desktop wins and the strong demand for our new products, which have higher unit average selling prices. We began bundling double data rate memories with GeForce products sold in the third quarter of fiscal 2000. Revenue derived from the bundling of double data rate memories with a portion of our GeForce products totaled $29.6 million in the first half of fiscal 2001. Revenue from sales outside of the U.S. represented 88% of total revenue in the first half of fiscal 2001 and 58% in the first half of fiscal 2000. Our international revenue increased 228% to $280.7 million for the first half of fiscal 2001 from $85.7 million a year ago. This increase in revenue from sales outside of the United States is primarily attributable to (i) expanded use of CEMs and add-in board manufacturers located outside of the United States, and
(ii) increased demand for our products in the Asia Pacific and European regions. Revenue by geographical region is allocated to individual countries based on the location to which the products are initially shipped. The portion of revenue derived from foreign CEMs and add-in board manufacturers attributable to end customers in the U.S. is not separately disclosed. Although we achieved substantial growth in product revenue from the first half of fiscal 2000 to the same period in fiscal 2001, we do not expect to sustain this rate of growth in future periods. In addition, we expect that the average selling prices of our products will decline over the lives of the products. The declines in average selling prices of 3D graphics processors generally may also accelerate as the market develops and competition increases.

  Gross Profit

  Gross profit consists of total revenue net of allowances less cost of revenue. Cost of revenue consists primarily of the costs of semiconductors purchased from contract manufacturers (including assembly, test and packaging), manufacturing support costs (labor and overhead associated with such purchases), inventory provisions and shipping costs. Our gross profit margin in any period varies depending on the mix of types of graphics processors sold. Gross profit increased 123% from the first half of fiscal 2000 to the same period of fiscal

2001, primarily due to significant increases in unit shipments and the favorable impact of the higher margin GeForce families of graphics processing units, partially offset by declining profit margins in our previous generation products. We began the bundling of double data rate memories with our GeForce processors in the second half of fiscal 2000. The inclusion of the double data rate memories has reduced the gross margin percentage but has no incremental impact on absolute margin dollars, as they are sold at cost. We expect to continue bundling double data rate memories with some of our high-performance products for at least the next six months. Although we achieved substantial growth in gross profit and gross profit margin from the first half of fiscal 2000 to the same period of fiscal 2001, we do not expect to sustain these rates of growth in future periods.

  Operating Expenses

  Research and Development. Research and development expenses consist of salaries and benefits, cost of development tools and software, costs of prototypes of new products and consultant costs. Research and development expenses increased by 94% from the first half of fiscal 2000 to the first half of fiscal 2001, primarily due to additional personnel and related engineering costs to support development of our next generation products, such as depreciation charges incurred on capital expenditures and software license and maintenance fees. We anticipate that we will continue to devote substantial resources to research and development, and we expect these expenses to increase in absolute dollars in the foreseeable future due to the increased complexity and the number of products under development. Research and development expenses are likely to fluctuate from time to time to the extent we make periodic incremental investments in research and development and our level of revenue fluctuates.

  Sales, General and Administrative. Sales, general and administrative expenses consist primarily of salaries, commissions and bonuses, promotional and advertising expenses, travel and entertainment expenses and legal and accounting expenses. Sales, general and administrative expenses increased 73% from the first half of fiscal 2000 to the first half of fiscal 2001, primarily due to costs associated with additional personnel, commissions and bonuses on sales of the RIVA TNT2 and GeForce families of graphics processors, and increase in bad debt provision of $2.0 million related to one customer which filed for bankruptcy. We expect sales and marketing expenses to remain relatively constant in absolute dollars for the second half of fiscal 2001. As we expand our operations, sales, general and administrative expenses are likely to increase in absolute dollars. However, we do not expect significant changes in these expenses as a percentage of revenue in future periods.

  Interest and Other Income (Expense), Net

  Interest income primarily consists of interest earned on cash and cash equivalents. Interest expense primarily consists of interest incurred as a result of capital lease obligations. Interest expense declined slightly in the first half of fiscal 2001 as compared to fiscal 2000. Interest and other income increased $4.6 million from the first half of fiscal 2000 to the same period of fiscal 2001, due to higher average cash balances as a result of a $200.0 million advance received from Microsoft in connection with our agreement with Microsoft.

  Income Taxes


  We had an effective tax rate of 32% in the first half of fiscal 2001 and fiscal 2000. We anticipate our income tax rates for fiscal 2001 will be relatively constant, but depend on the income tax attributable to foreign operations and availability of research and experimentation credits.

  Stock-Based Compensation

  With respect to stock options granted to employees, we recorded deferred compensation of $4.3 million in 1997 and $361,000 in the one month ended January 31, 1998. These amounts are being amortized over the vesting period of the individual options, generally four years. We amortized approximately $85,000 in the first half of fiscal 2001 and $452,000 in the first half of fiscal 2000. We anticipate total amortization of approximately $113,000 in fiscal 2001.

 Fiscal Years Ended January 30, 2000, January 31, 1999 and December 31, 1997

  Revenue

  Product Revenue. Product revenue was $27.3 million in 1997, $151.4 million in fiscal 1999 and $374.5 million in fiscal 2000. Product revenues increased by 455% from 1997 to fiscal 1999 and by 147% from fiscal 1999 to 2000. The growth in both periods was primarily the result of increased sales of our graphics processors and the strong demand for new products at higher unit average selling prices. Revenue derived from the bundling of double data rate memories with a portion of our new GeForce 256 GPU totaled $22.1 million in the second half of fiscal 2000. Revenue from sales outside of the U.S. accounted for 72% and 24% of total revenue for fiscal 2000 and 1999, respectively. Our international revenue increased 623% to $270.9 million in fiscal 2000 from $37.4 million a year ago. This increase in revenue from sales outside of the U.S. is primarily attributable to (i) the geographic limitation of the worldwide license agreement with ST Microelectronics, Inc. with respect to sales of the RIVA 128 and RIVA 128ZX graphics processors, which agreement did not restrict the sales of the RIVA TNT, RIVA TNT2 and GeForce families of processors in fiscal 2000, (ii) increased demand for our products in the Asia Pacific and European regions, and (iii) expanded use of CEMs and add-in board manufacturers located outside the U.S. Revenues by geographical region are allocated to individual countries based on the location to which the products are initially shipped. The portion of revenue derived from foreign CEMs and add-in board manufacturers that are attributable to end customers in the U.S. is not separately disclosed. Substantially all of our revenue from product sales in 1997 was derived from sales in the U.S.

  Royalty Revenue. ST has a worldwide license to sell the RIVA 128 and RIVA 128ZX graphics processors. Royalty revenue from sales by ST of the RIVA 128 graphics processor and a derivative of the RIVA 128ZX graphics processor decreased to zero in fiscal 2000 due primarily to reduced sales of such products and disputes with ST regarding payment. Royalty revenue from sales by ST of the RIVA 128 graphics processor represented approximately 6% of our total revenue in 1997, and royalty revenue from sales by ST of the RIVA 128 graphics processor and a derivative of the RIVA 128ZX graphics processor represented 4% of our total revenue in fiscal 1999. We do not expect to record or receive royalty revenue from ST in the future.

  Gross Profit

  Gross profit increased 187% from fiscal 1999 to 2000, primarily due to significant increases in unit shipments and the favorable impact of the higher margin RIVA TNT2 and GeForce graphics processors, partially offset by declining profit margins in our older product families. From 1997 to fiscal 1999, gross profit grew by 520% primarily due to the sales of the higher margin RIVA TNT graphics processor and reductions to costs of the RIVA 128 graphics processor. Excluding royalty revenue, gross margin on product revenue was 22% in 1997, 28% in fiscal 1999 and 37% in fiscal 2000. In the second half of fiscal 2000, the inclusion of the double data rate memories has reduced the gross margin percentage but has no incremental impact on absolute margin dollars as they are sold at cost.

  Operating Expenses

  Research and Development. Research and development expenses increased by 89% from fiscal 1999 to 2000 and by 253% from 1997 to 1999, primarily due to additional personnel and related engineering costs to support our next generation products, such as depreciation charges incurred on capital expenditures and software license and maintenance fees.

  As part of a strategic collaboration agreement with ST, we received contract funding in support of research and development and marketing efforts for the RIVA 128 and RIVA 128ZX graphics processors. Accordingly, we recorded approximately $2.3 million and $2.3 million in 1997 and fiscal 1999, respectively, as a reduction primarily to research and development, and to a lesser extent, sales, general and administrative expenses. We were obligated to provide continued development and support to ST through the end of calendar 1998.

  Sales, General and Administrative. Sales, general and administrative expenses increased 96% from fiscal 1999 to 2000, primarily due to additional personnel and commissions and bonuses on sales of the RIVA TNT2 and GeForce 256 graphics processors, legal expenses associated with patent litigation and costs of being a public company. From 1997 to fiscal 1999, sales, general and administrative expenses grew 352%, primarily due to increased promotional expenses, additional personnel and commissions and bonuses on sales of the RIVA 128 and RIVA TNT graphics processors.

  Interest and Other Income (Expense), Net

  Interest expense remained unchanged and interest and other income increased $1.8 million from fiscal 1999 to 2000 due to higher average cash balances as a result of cash proceeds received from the initial public offering of our common stock in January 1999. For fiscal 1999 compared to 1997, interest expense was essentially unchanged, and interest and other income increased slightly by $0.1 million.

  Income Taxes

  We recorded no income taxes in 1997. The income taxes for the one month ended January 31, 1998 consisted entirely of current federal tax expense. Income taxes for the year ended January 31, 1999 of $357,000 consisted of $583,000 current federal tax expense and $226,000 deferred federal tax benefit. We had an effective tax rate of 32% in fiscal 2000.

  Stock-Based Compensation

  We recorded deferred compensation of $4.3 million in 1997 and $361,000 in the one month ended January 31, 1998. These deferred compensation amounts are being amortized over the vesting period of the individual options, generally four years. We amortized approximately $961,000 in 1997, $2.5 million in fiscal 1999 and $662,000 in fiscal 2000. See Note 3 of Notes to the Financial Statements.

Quarterly Results of Operations

  Selected quarterly financial data included in this table has been derived from the internal quarterly financial reports for the periods shown. Effective January 31, 1998, we changed our fiscal year-end financial reporting period to a 52- or 53-week year ending on the last Sunday in January. We elected not to restate our previous reporting periods ending December 31. Fiscal quarters for fiscal 1999 ended April 26, 1998, July 26, 1998, October 25, 1998 and January 31, 1999. Fiscal quarters for fiscal 2000 ended on May 2, 1999, August 1, 1999, October 31, 1999 and January 30, 2000. The first fiscal quarter for fiscal 2001 ended on April 30, 2000, and the second fiscal quarter for fiscal 2001 ended on July 30, 2000. This quarterly information is unaudited, but has been prepared on the same basis as the audited annual financial statements, and in the opinion of our management includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information for the periods presented. The unaudited quarterly information should be read in conjunction with our audited financial statements and the notes thereto included elsewhere herein. The growth in revenue and improvement in results of operations experienced by us in recent quarters are not necessarily indicative of future results. In addition, in light of our significant growth in recent quarters, we believe that period-to-period comparisons of our financial results should not be relied upon as an indication of future performance.

                                                             Quarters Ended
                         -----------------------------------------------------------------------------------------
                         Apr. 26,  July 26,  Oct. 25, Jan. 31, May 2,  Aug. 1, Oct. 31, Jan. 30, Apr. 30, July 30,
                           1998      1998      1998     1999    1999    1999     1999     2000     2000     2000
                         --------  --------  -------- -------- ------- ------- -------- -------- -------- --------
Statement of Operations
Data:                                             (in thousands, except per share data)
Revenue................. $28,263   $12,134   $52,303  $65,537  $71,018 $78,017 $97,015  $128,455 $148,483 $170,398
Cost of revenue.........  20,873    12,961    33,566   42,346   45,946  49,625  60,195    79,809   92,975  106,631
                         -------   -------   -------  -------  ------- ------- -------  -------- -------- --------
Gross profit (loss).....   7,390      (827)   18,737   23,191   25,072  28,392  36,820    48,646   55,508   63,767
Net income (loss).......  (1,021)   (9,652)    7,141    7,662    6,261   6,686  10,564    14,587   18,287   22,522
Basic net income (loss)
 per share(1)........... $  (.04)  $  (.34)  $   .25  $   .24  $   .11 $   .11 $   .18  $    .24 $    .29 $    .35
Diluted net income
 (loss) per share(1).... $  (.04)  $  (.34)  $   .13  $   .14  $   .09 $   .09 $   .15  $    .19 $    .24 $    .28

--------
(1) Reflects the two-for-one stock split effected in June 2000.

Seasonality

  Our quarterly operating results vary significantly depending on factors such as the timing of new product introductions, adequacy of component supply, changes in component costs, variations in our product mix, seasonal promotions by us and our customers and competitive pricing pressures. Because the timing of these factors may vary, the results of any particular quarter may not be indicative of results for the entire year or any future period. In addition, the PC market generally experiences weaker sales during the summer months.

Liquidity and Capital Resources

  As of July 30, 2000, we had $289.2 million in cash and cash equivalents, an increase of $227.6 million from the end of fiscal 2000. We historically have held our cash balances in cash equivalents such as money market funds or as cash. We place the money market funds with high-quality financial institutions and limit the amount of exposure with any one financial institution. We had $157.1 million of noncancelable manufacturing commitments outstanding at July 30, 2000.

  In July 1999, we entered into an amended loan and security agreement with a bank, which included a $10.0 million revolving loan agreement. The agreement expired on July 29, 2000.

  Operating activities generated cash of $34.7 million during the first half of fiscal 2001 and used cash of $895,000 during the first half of fiscal 2000. The increase from the first half of fiscal 2000 to same period of fiscal 2001 was due to a substantial increase in net income, offset by changes in operating assets and liabilities. Income tax benefit derived from the difference between the exercise price and the fair value of acquired stock in association with employees' exercise of stock options totaled $30.3 million for the first half of fiscal 2001 compared to $503,000 in the first half of fiscal 2000. Our accounts receivable are highly concentrated. As of July 30, 2000, our four largest customers accounted for approximately 42% of our accounts receivable. During the second quarter of fiscal 2001, we recorded a bad debt provision of $2.0 million related to one customer which filed for bankruptcy. Significant bad debt write-offs in the future could harm our business.

  To date, our investing activities have consisted primarily of purchases of property and equipment. We incurred $15.1 million in capital expenditures in the first half of fiscal 2001 for purchases of computer and emulation equipment to support increased research and development activities and enterprise resource planning system implementation. This amount compares to capital expenditures of $14.7 million in the first half of fiscal 2000, including $10.0 million attributable to a software license agreement with an electronic design automation supplier. We expect capital expenditures to increase as we further expand research and development initiatives and as our employee base grows. The timing and amount of future capital expenditures will depend primarily on our future growth. We expect to spend approximately $30.0 to $40.0 million for capital expenditures in fiscal 2001, primarily for software licenses, emulation equipment, purchase of computer and engineering workstations, future phases of enterprise resource planning system implementation and tenant and leasehold improvements in our new headquarters facility.

  In April 2000, we entered into leases for our new headquarters complex in Santa Clara, California. Our new complex will comprise four buildings, representing approximately 500,000 total square feet. We expect the first phase of two buildings consisting of approximately 250,000 square feet to be completed in June 2001, the second phase of one building consisting of approximately 125,000 square feet to be completed in July 2001 and the last phase of one building to be completed in March 2002. The leases expire in 2012 and include two seven-year renewals at our option. Future minimum lease payments under these operating leases total approximately $240.0 million over the terms of the leases.

  Financing activities provided cash of $208.0 million in the first half of fiscal 2001, compared to $2.1 million in the first half of fiscal 2000. On March 5, 2000, we entered into an agreement with Microsoft in which we agreed to develop and sell graphics chips and to license certain technology to Microsoft and its licensees for use in a product under development by Microsoft. In April 2000, Microsoft paid us $200.0 million as an advance against graphics chip purchases. Microsoft may terminate the agreement at any time. If termination occurs prior to offset in full of the advance payments, we would be required to return to Microsoft up to $100.0 million of the prepayment and to convert the remainder into shares of our preferred stock at a 30% premium to the 30-day average trading price of our common stock preceding Microsoft's termination of the agreement.

  We believe that our existing cash balances and anticipated cash flows from operations will be sufficient to meet our operating and capital requirements for at least the next 12 months. However, there is no assurance that we will not need to raise additional equity or debt financing within this time frame. Additional financing may not be available on favorable terms or at all and may be dilutive to our then-current stockholders. We also may require additional capital for other purposes not presently contemplated. If we are unable to obtain sufficient capital, we could be required to curtail capital equipment purchases or research and development expenditures, which could harm our business.

                                   BUSINESS

Overview

  We design, develop and market graphics processors and related software for personal computers and digital entertainment platforms. We provide a "top-to-bottom" family of award-winning performance 3D graphics processors and graphics processing units, or GPUs, that set the standard for performance, quality and features for a broad range of desktop PCs, from professional workstations to low-cost PCs. Our 3D graphics processors are used in a wide variety of applications, including games, business productivity, the Internet and industrial design. Our graphics processors were the first to incorporate a 128-bit multi-texturing graphics architecture designed to deliver to users of our products a highly immersive, interactive 3D experience with compelling visual quality, realistic imagery and motion, stunning effects and complex object and scene interaction at real-time frame rates. The NVIDIA TNT2, TNT2 M64 and Vanta graphics processors deliver high performance 3D and 2D graphics at affordable prices, making them the graphics hardware of choice for a wide range of applications for both consumer and commercial use. Our graphics processors are designed to be architecturally compatible backward and forward between generations, giving our OEM customers and end users a low cost of ownership. We are recognized for developing the world's first GPU, the GeForce 256, which incorporates independent hardware transform and lighting processing units along with a complete rendering pipeline into a single-chip architecture. Our current GPUs, the GeForce2 Ultra, the GeForce2 GTS, the GeForce2 MX, the NVIDIA Quadro2 Pro and the Quadro2 MXR, process hundreds of billions of operations per second and increase the PC's ability to render high-definition 3D scenes in real-time. Our GPU family provides superior processing and rendering power at competitive prices and is architected to deliver the maximum performance from industry standards such as Microsoft's Direct3D API and SGI's OpenGL API on Windows 98, Windows 2000 and Linux platforms. We have also developed an integrated core logic/graphics chipset called Aladdin TNT2 through a partnership with Acer Laboratories, Inc., or ALi, one of the leading suppliers of core logic chipsets for the PC. The Aladdin TNT2 chipset brings NVIDIA-class graphics performance and quality to the value PC segment.

  Our products currently are designed into products offered by virtually every leading branded PC OEM, including Acer, Compaq, Dell, eMachines, Fujitsu-Siemens, Gateway, HP, IBM, micronpc.com, NEC, Packard Bell NEC, SGI and Sony, as well as leading CEMs, including Celestica, Intel, Mitac, MSI, SCI and VisionTek, and leading add-in board manufacturers, including ASUSTek, Canopus, Creative, ELSA and Guillemot. The benefits and performance of the NVIDIA family of 3D graphics processors have received significant industry validation and have enabled us and our customers to win more than 600 industry awards, including over 20 "Editors' Choice" awards from PC Magazine during the last three years, Edge Magazine's 1999 "Hardware Innovation of the Year," MicroDesign Research's "1999 Analyst's Choice for Best 3D Processor" and, in the workstation market, Pro/E the Magazine's "Platinum Award."

Industry Background

  Interactive 3D graphics technology is emerging as one of the significant new computing developments since the introduction of the graphical user interface. Interactive 3D graphics is integral to various computing and entertainment platforms such as workstations, consumer and commercial desktop PCs, Internet appliances and home gaming consoles. 3D graphics is a powerful broadband medium that enables the communication and visualization of information, whether it is in professional applications like CAD/CAM and digital content creation, commercial applications like financial analysis and business-to-business collaboration or simply surfing the Internet or playing games. The visually engaging and interactive nature of 3D graphics responds to consumers' demands for a convincing simulation of reality beyond what is possible with traditional 2D graphics. We expect that the fundamental interactive capability and distributive nature of 3D graphics will make it the primary broadband medium for a digitally connected world.

  We believe that a PC's interactive 3D graphics capability represents one of the primary means by which users differentiate among various systems. PC users today can easily differentiate the quality of graphics and prefer personal computers that provide a superior visual experience. These factors have dramatically increased demand for 3D graphics processors. Mercury Research estimates that 3D graphics will be standard in every PC unit shipped by 2001. Mercury Research also estimates that 126.8 million desktop 3D graphics processors were sold worldwide in 1999 and that 292.2 million will be sold worldwide in 2004.

  Continuing advancements in semiconductor process and manufacturing have made available more powerful and affordable microprocessors and 3D graphics processors, both of which are essential to deliver interactive 3D graphics to the PC market. Additionally, the industry has broadly adopted Microsoft's Direct3D API and SGI's OpenGL API, which serve as common and standard languages between software applications and 3D graphics processors, allowing the development of numerous 3D applications and resulting in increased consumer demand.

  The technology required to create interactive and visually engaging 3D graphics is algorithmically complex and computationally intensive. To deliver high quality interactive 3D graphics, advanced 3D GPUs require millions of transistors to process billions of arithmetic operations per second. Current 3D GPUs, like the Quadro2 and the GeForce2 Ultra, are over 100 times more complex than 2D accelerators and comparable to the complexity of Intel Pentium III microprocessors. Despite these ongoing advances, PC 3D graphics available today cannot deliver in real time the quality of graphics seen in digitally-created films like "Toy Story 2." 3D graphics like those required over 1,400 powerful workstations to render 122,699 movie frames, each of which required from 10 minutes to three days to complete. For PCs to provide even this level of 3D graphics capability, the performance of 3D graphics processors will need to be improved by several more orders of magnitude, with the ultimate goal being to achieve "real world" graphics performance well beyond that seen in "Toy Story 2."

  We believe that a substantial market opportunity exists for providers of performance 3D graphics processors, particularly as performance 3D graphics have become an increasingly important requirement and point of differentiation for PC OEMs. Consumer PC users demand a compelling visual experience and compatibility with existing and next-generation 3D graphics applications at an affordable price. Application developers require high-performance, standards-based 3D architectures with broad market penetration. Since graphics is a key point of differentiation, PC OEMs continually seek to incorporate leading-edge, cost-effective 3D graphics solutions to build award-winning products. We believe that providers of interactive 3D graphics solutions will compete based on their ability to leverage their technology expertise to simultaneously meet the needs of end users, application developers and OEMs.

Our Solution

  We designed our GPUs and graphics processors to enable PC OEMs and add-in board manufacturers to build award-winning products by delivering state-of-the-art interactive 3D graphics capability while maintaining affordable prices. We believe that by developing 3D graphics solutions that provide superior performance and address the key requirements of the PC market, we will accelerate the adoption of 3D graphics throughout this market. We combine scalable architectural technology with mass market economies-of-scale to deliver a complete family of products that span workstations to low-cost value PCs.

  The key features and benefits of our solution are as follows:

  Advanced Scalable Single-Chip Graphics Architectures. In each of the past three years, we have introduced a graphics processor that has subsequently defined the 3D graphics standard widely adopted by the PC industry. In 1997, we delivered the industry's first 128-bit 3D graphics processor with the RIVA
128. The RIVA 128's wide data path enabled high frame rate playback of interactive games. In 1998, we introduced the industry's first dual pixel pipeline with the RIVA TNT, which provided the ability to apply multiple textures to each polygon, enabling stunning visual effects. In 1999, we introduced the world's first GPU, the GeForce 256, by integrating transform and lighting into the graphics processor. Dedicated transform and lighting engines, which are substantially more powerful than those functions on general purpose microprocessors, provide the extremely high computational throughput necessary to generate high-resolution polygonal 3D models. In addition, in 2000, we introduced the first per-pixel shading GPUs, the GeForce2 GTS and GeForce2 Ultra, moving even closer to cinematic-quality real-time graphics for the desktop PC market. Per-pixel shading allows control of the visual and material components, such as color, shadow, light and reflectivity, used to create realistic scenes and objects. Each of these generations has served as the foundation for an architecturally compatible family of products designed to offer additional products focused on either enhanced performance and features or lower cost.

  High-Performance, Backward-Forward Compatible Software Drivers. NVIDIA graphics processors include an extensive set of reference drivers that translate between the software API and hardware. The NVIDIA Unified Driver Architecture (UDA) is designed to maximize the performance of the graphics processor and to maintain compatibility with each successive generation of our products. These software drivers have the flexibility to be continually enhanced in order to further improve the performance of our processors. We believe our UDA provides a competitive advantage to our OEM customers. We are the only graphics vendor that offers a family of graphics processors that are binary software compatible, enabling both backward and forward compatibility between generations as well as top-to-bottom compatibility. This compatibility is achieved through an innovative graphics hardware architecture that virtualizes the software interface, allowing us to innovate independent of the API. This compatibility provides OEMs and end users with a great degree of flexibility.

  Feature-Optimized, Standards-Based Architecture. The NVIDIA family of graphics processors are architected to take full advantage of industry standards such as Microsoft's Direct3D and SGI's OpenGL. We work closely with Microsoft and SGI so that our family of graphics processors provide feature complete, performance optimized drivers from one generation to the next. The standards-compliant design of our graphics processors provides OEMs maximum flexibility in the design and use of their systems. In particular, we believe that our focus on industry standard APIs positions us well in the PC market, as these standards proliferate and support more advanced 3D visuals. Direct3D and OpenGL have gained broad developer support, with numerous 3D titles currently using those APIs.

Our Strategy

  Our objective is to ultimately be the leading supplier of performance graphics communications processors for a broad range of PCs, laptops, Internet appliances, handhelds and any future computing device with a display. Our current focus is on the PC market and we plan to expand into other markets. Our strategy to achieve this objective includes the following key elements:

  Build Award-Winning, Architecturally-Compatible 3D Graphics Product Families for the PC and Digital Entertainment Markets. Our strategy is to achieve market share leadership in the PC and digital entertainment markets by providing award-winning performance at every price point. By developing 3D graphics solutions that provide superior performance and address the key requirements of these markets, we believe that we will accelerate the adoption of 3D graphics. As part of our strategy, we have closely aligned our product development with Direct3D and OpenGL, which we believe maximizes third-party software support.

  Target Leading OEMs. Our strategy is to enable our leading OEM customers to differentiate their products in a highly competitive marketplace by using our 3D graphics processors. We believe that design wins with these industry leaders provide market validation of our products, increase brand awareness and enhance our ability to penetrate additional leading customer accounts. In addition, we believe that close relationships with OEMs will allow us to better anticipate and address customer needs with our future generations of products. Our products currently are designed into products offered by virtually every leading branded PC OEM, including Acer, Compaq, Dell, eMachines, Fujitsu-Siemens, Gateway, HP, IBM, micronpc.com, NEC, Packard Bell NEC, SGI and Sony.

  Sustain Technology and Roadmap Leadership in 3D Graphics. We are focused on leveraging our advanced engineering capabilities to accelerate the quality and performance of 3D graphics in PCs. A fundamental aspect of our strategy is to actively recruit the best 3D graphics engineers in the industry, and we believe that we have assembled an exceptionally experienced and talented engineering team. We increased the number of our employees engaged in research and development activities to 289 at July 30, 2000 from 214 at January 30, 2000. Our research and development strategy is to focus on concurrently developing multiple generations of graphics processors using independent design teams. As we have in the past, we intend to leverage this strategy to achieve new levels of graphics features and performance, enabling our customers to achieve award-winning performance in their products.

  Increase Market Share. We believe that substantial market share will be important to achieving success in the 3D graphics business. We intend to achieve a leading share of the market by devoting substantial resources to building award-winning families of products for a wide range of applications.

  Leverage Our Expertise in Digital Multimedia. We believe the synergy created by the combination of 3D graphics and the Internet will fundamentally change the way people work, learn, communicate and play. We believe that our expertise in 3D graphics and system architecture positions us to help drive this transformation. We are leveraging our expertise in the processing and transmission of high-bandwidth digital media to develop products designed to address the requirements of high-bandwidth concurrent multimedia.

NVIDIA Architecture, Products and Products Under Development

  3D Graphics Processing Architecture

  3D graphics processors create two-dimensional images, which can be displayed on computer monitors or other output devices, from computer specifications of three-dimensional objects or "models." These two-dimensional images are typically the perspective view of the objects from an eye-point that changes with time and, as such, are computationally very intensive. The 3D effect arises from a variety of visual cues, such as perspective, occlusion, surface shading, shadows, focus and motion. Convincing realism arises from precise calculation of these and other effects. These calculations are best performed by dedicated processors, which provide far more power and bandwidth than microprocessors can deliver.

  The 3D graphics process is a series of specialized steps, often referred to as the 3D graphics pipeline. Typically, the microprocessor chooses an eye-point and decides which objects should be displayed. These are commonly communicated to the graphics subsystem via a software interface, such as Microsoft's Direct3D or SGI's OpenGL. The processing itself occurs in several steps, as depicted and described below:

       Model        (right   Transform and   (right  Polygon Setup   (right  Rasterization   (right     Display
                     arrow)     Lighting     arrow)                  arrow)                  arrow)


  Model. The model typically is expressed as a set of polygons, such as triangles, that form the basic shape of a three-dimensional object and have attributes such as position and color at each vertex.

  Transform and Lighting. In the transform and lighting step, the original position and orientation of the polygons are transformed to their new position on the screen. Based on their position and orientation, some aspects of their surface color and lighting can be computed. The 3D visual cues of perspective and motion are handled during this stage. These calculations require very high floating-point computation power and are performed either by the host microprocessor or on a higher performance GPU. Lighting occurs after transform and provides high visual impact. Lighting effects enhance the realism of a scene and bring rendered images one step closer to a "real world" perception.

  Polygon Setup. Polygon setup calculates the slopes of the polygon sides and various other derivatives that greatly accelerate the rasterization process. Although early graphics devices performed these calculations in the host microprocessor, existing 3D graphics processors perform these calculations, permitting significantly higher performance. By offloading setup and rasterization from the microprocessor, the additional bandwidth can be utilized for computationally-intensive operations such as character animation, physics and object behaviors.

  Rasterization. Rasterization computes the color and other information for every pixel (dot on the screen) that a transformed polygon touches. A number of complex algorithms compute the color uniquely for each pixel, as well as perform the remaining visual cues, such as shading, shadows, focus and occlusion. This is the most computationally intensive step of the graphics pipeline and the processors are required to perform up to 1,000 calculations per pixel, with this number increasing rapidly as the technology advances.

  Display. Display consists of sequentially reading out the color of each pixel at a rate matched to the monitor. Unlike the other stages in the 3D graphics pipeline, which are purely digital, the signals to the monitor are analog, and the frequencies are far higher.

  The complexity of the different steps in the 3D graphics pipeline requires billions of floating-point and integer operations in real time in order to deliver a realistic and interactive experience. Image quality determines whether 3D computer representation looks realistic, and 3D performance determines whether a 3D system conveys a sense of fluid motion in real time. If the performance is below a certain threshold, a 3D system can reduce the productivity or the enjoyment of the user, even if the image quality is high. The challenge with high-quality 3D is to deliver the processing power required to perform these computations without creating bottlenecks in the 3D graphics pipeline.

Current Product Offerings

                  Desktop                         Key Architectural   Performance   Commercial
   Product        Segment         End User            Features          Metrics     Ship Date
----------------------------------------------------------------------------------------------
NVIDIA           Enthusiast  Home users seeking  Hardware transform  31 million       August
GeForce2 Ultra               the best graphics   and lighting        triangles per     2000
GPU                          performance and     engines, multi-     second and 1
                             quality for digital texturing per-pixel billion pixels
                             multimedia and      rendering pipelines per second
                             entertainment       designed to deliver
                             applications        the maximum
                                                 performance for
                                                 Direct3D and OpenGL
                                                 applications


NVIDIA          Performance  Home users seeking  Same as the         25 million       March
GeForce2 GTS                 great graphics      GeForce2 Ultra      triangles per     2000
GPU                          performance and                         second and 800
                             quality for digital                     million pixels
                             multimedia and                          per second
                             entertainment
                             applications


NVIDIA           Mid-Range   Home and corporate  In addition to the  20 million     June 2000
GeForce2 MX                  users seeking an    GeForce2 Ultra and  triangles per
GPU                          optimal combination GeForce2 GTS        second and 350
                             of graphics         features, the       million pixels
                             performance and     GeForce2 MX has     per second
                             quality for digital TwinView and
                             multimedia,         Digital Vibrance
                             business and        capabilities
                             entertainment
                             applications
----------------------------------------------------------------------------------------------
NVIDIA Quadro2  Performance  Professionals       100% hardware-      31 million       August
Pro Graphics    Workstation  seeking high-       accelerated OpenGL  triangles per     2000
Board                        precision real-time transform and       second and 1
                             3D performance for  lighting engines    billion pixels
                             CAD/CAM, digital                        per second
                             content creation,
                             scientific analysis
                             and life sciences
                             applications


NVIDIA Quadro2  Entry Level  Professionals       In addition to the  25 million       August
MXR Graphics    Workstation  seeking high-       Quadro2 Pro         triangles per     2000
Board                        precision real-time features, the       second and 400
                             3D performance for  Quadro2 MXR has     million pixels
                             CAD/CAM, digital    TwinView and        per second
                             content creation,   Digital Vibrance
                             scientific analysis capabilities
                             and life sciences
                             applications
----------------------------------------------------------------------------------------------
NVIDIA TNT2      Mainstream  Home and corporate  128-bit dual-pixel  350 million      April
                             users seeking       rendering pipeline  pixels per        1999
                             performance and     for stunning multi- second
                             features for        textured effects
                             business
                             productivity and
                             management

NVIDIA TNT2        Value     Home and corporate  Low-cost 64-bit     286 million    July 1999
M64                          users seeking the   memory interface    pixels per
                             optimal combination and package         second
                             of performance and  delivers TNT2-class
                             features at an      performance and
                             affordable price    excellent quality
                                                 at a lower cost

NVIDIA Vanta      Low-Cost   Home and corporate  Low-cost 64-bit     250 million    July 1999
                             users seeking a     memory interface    pixels per
                             low-cost solution   and package         second
                                                 delivers TNT2-class
                                                 performance

NVIDIA Vanta      Low-Cost   Home and corporate  Low-cost 8MB frame  160 million      April
LT                           users seeking a     buffer with TNT2-   pixels per        2000
                             low-cost solution   class performance   second

  NVIDIA GeForce2 Ultra GPU

  We began commercial shipment of the NVIDIA GeForce2 Ultra in August 2000. The GeForce2 Ultra is designed for the PC enthusiast market and is a member of our second-generation GeForce2 family. The GeForce2 Ultra replaced our first-generation GPU, the GeForce 256, as our flagship processor.

  The GeForce2 Ultra is the first GPU able to break the one billion pixels per second barrier by providing two to three times the pixel processing power of any competitors' graphics processor currently available. Fabricated on a .18 micron process technology, the 25 million transistor GeForce2 Ultra delivers 31 million sustained triangles per second. GeForce2 Ultra is the world's first graphics product to ship with 230MHz (460MHz effective) Double Data Rate (DDR) memory, producing 7.36GB per second bandwidth. The GeForce2 Ultra includes the NVIDIA Shading Rasterizer (NSR) technology that enables per-pixel control of visual and material components, such as color, shadow, light and reflectivity, used to create realistic scenes and objects.

  NVIDIA GeForce2 GTS GPU

  We began commercial shipment of the NVIDIA GeForce2 GTS in March 2000. The NVIDIA GeForce2 GTS is designed for the PC performance market and is a member of our second-generation GeForce2 family.

  The GeForce2 GTS is the first per-pixel shading GPU and was the first to incorporate NSR and a High-Definition Video Processor (HDVP), which provides a cost-effective, high-quality HDTV playback solution when combined with a digital television receiver. In addition, GeForce2 GTS enables new applications like high-definition timeshifting and digital VCR capabilities. Each of the four new rasterization pipelines processes two textures per pixel, in photorealistic 32-bit color, at full speed. Fabricated on a .18 micron process technology, the GeForce2 GTS second-generation transform and lighting architecture delivers 25 million triangles per second.

  NVIDIA GeForce2 MX GPU

  We began commercial shipment of the NVIDIA GeForce2 MX in June 2000. The NVIDIA GeForce2 MX is designed for the mid-range PC market and is a member of our second-generation GeForce2 family.

  The GeForce2 MX brings the power of a GPU to the mainstream computer market. With its innovative TwinView architecture, GeForce2 MX is the only GPU capable of driving two digital displays independently, while fully supporting analog RGB (VGA) and TV-out. In addition, the GeForce2 MX incorporates Digital Vibrance Control, which makes all images, including 2D, 3D and video, more colorful and vibrant, even on digital flat panels. Utilizing a two-pipe form of the GeForce2 GTS architecture, the GeForce2 MX is a powerful, versatile GPU at mainstream price points. Fabricated on a .18 micron process technology, the GeForce2 MX delivers 20 million triangles per second.

  NVIDIA Quadro2 Workstation Graphics Boards

  We began commercial shipment of NVIDIA Quadro2 workstation graphics boards in August 2000. The Quadro2 family is designed for the professional workstation, digital content creation and CAD/CAM markets. The Quadro2 graphics board family consists of the Quadro2 Pro and the Quadro2 MXR. The Quadro2 replaces the Quadro workstation GPU as our flagship workstation processor and is incorporated into our first family of graphics boards for the workstation market. We combine the Quadro2 workstation GPU with our UDA, giving graphics and design professionals a solution for both the development and deployment of leading-edge content.

  We offer two distinct implementations of Quadro2 workstation boards. Quadro2 Pro delivers exceptional 3D and 2D performance for the engineering professional. Quadro2 MXR features our TwinView display architecture and a complete set of workstation capabilities for the mainstream professional. Both implementations deliver balanced high-end performance for OpenGL and Direct3D professional applications. With a high-speed 256-bit memory interface and up to 128MB of DDR memory on-board, the Quadro2 increases the interactivity of the very largest models and scenes. Fabricated on a .18 micron process technology, Quadro2 also offers an integrated high-definition video processor capable of supporting a wide range of Advanced Television Standards Committee formats, including 720p at 60 frames per second.

  Our Quadro2 line is designed for use with professional applications such as 3D Studio MAX, Adobe Photoshop, AutoCAD, ESRI, LightWave 3D, Maya, Nichimen Mirai and SOFTIMAGE/3D.

  NVIDIA TNT2 Graphics Processor

  We began commercial shipment of the NVIDIA TNT2 graphics processor in April 1999. The TNT2 is designed for the mainstream PC market. The TNT2 features our fourth-generation, 128-bit multi-texturing 3D architecture. The TNT2 extends the performance and function of the original RIVA TNT graphics processor for PC OEMs and graphics card manufacturers. Fabricated on a .22 micron process technology, the TNT2 graphics processor delivers the highest performance of its generation through the use of high frequency clock rates for the 3D processor and memory. The TNT2 supports 32 megabytes of frame buffer memory.

  NVIDIA TNT2 M64, Vanta and Vanta LT Graphics Processors

  Our NVIDIA TNT2 M64, Vanta and Vanta LT graphics processors are designed for the value and low-cost consumer and commercial desktop PC markets. Based on our award-winning TNT2 architecture, these processors offer low-cost, highly integrated choices for entry-level add-in card and motherboard solutions. The TNT2 M64, Vanta and Vanta LT are manufactured on a .22 micron process technology and offer good quality and performance at an affordable price. The TNT2 M64, Vanta and Vanta LT support up to 32, 16 and 8 megabytes of frame buffer memory, respectively.

Other Products and Projects

  Aladdin TNT2 Integrated Chipset

  The Aladdin TNT2 is a joint development with ALi. It combines our award-winning TNT2 core with ALi's M1631 North Bridge. This chipset is sold with an ALi M1535D South Bridge and brings NVIDIA graphics performance and image quality to the fast growing value PC segment while reducing overall system cost. ALi is responsible for the sale of this product. The Aladdin TNT2 began commercial shipment in March 2000.

  Microsoft Xbox

  On March 5, 2000, we entered into an agreement with Microsoft in which we agreed to develop and sell graphics chips and to license certain technology to Microsoft and its licensees for use in the Xbox video game console under development by Microsoft. In April 2000, Microsoft paid us $200.0 million as an advance against graphics chip purchases. Microsoft may terminate the agreement at any time. If termination occurs prior to offset in full of the advance payments, we would be required to return to Microsoft up to $100.0 million of the prepayment and to convert the remainder into our preferred stock at a 30% premium to the 30-day average trading price of our common stock preceding Microsoft's termination of the agreement. In addition, in the event that an individual or corporation makes an offer to purchase shares equal to or greater than thirty percent (30%) of the outstanding shares of our common stock, Microsoft has first and last rights of refusal to purchase the stock. The graphics chip contemplated by the agreement is highly complex, and the development and release of the Microsoft Xbox video game console and its commercial success are dependent upon a number of factors, many of which we cannot control. We cannot guarantee that we will be successful in developing the graphics chip for use by Microsoft or that the product will be developed or released, or if released, will be commercially successful.

Sales and Marketing

  Our worldwide sales strategy is a key part of our objective to become the leading supplier of performance 3D graphics processors for PCs. Our sales team works closely with PC OEMs, add-in board manufacturers and industry trendsetters to define product features, performance, price and timing of new products. Members of our sales team have a high level of technical expertise and product and industry knowledge to support a competitive and complex design win process. We also employ a highly skilled team of application engineers to assist PC OEMs and add-in board manufacturers in designing, testing and qualifying system designs that incorporate our products. We believe that the depth and quality of our design support are key to improving PC OEMs' and add-in board manufacturers' time-to-market, maintaining a high level of customer satisfaction among PC OEMs and add-in board manufacturers and fostering relationships that encourage customers to use the next generation of our products.

  In the 3D graphics market, the sales process involves influencing leading PC OEMs' and add-in board manufacturers' graphics processor purchasing decisions, achieving key design wins and supporting the product design into high volume production. These design wins in turn influence the retail and system integrator channel that is serviced by add-in board and motherboard manufacturers. Our distribution strategy is to work with a number of leading CEMs, add-in board manufacturers and distributors that have relationships with a broad range of major PC OEMs and/or strong brand name recognition in the retail channel. Currently, we sell a significant majority of our graphics processors directly to CEMs and add-in board manufacturers, which then sell boards with our graphics processor to leading OEMs, to retail outlets and to a large number of system integrators.

  To encourage software title developers and publishers to develop games optimized for platforms utilizing our products, we seek to establish and maintain strong relationships in the software development community. Engineering and marketing personnel interact with and visit key software developers to promote and discuss our products, as well as to ascertain product requirements and solve technical problems. Our developer program makes products available to partners prior to volume availability to encourage the development of software titles that are optimized for our products.

Backlog

  Our sales are primarily made pursuant to standard purchase orders that are cancelable without significant penalties. The quantity of our products actually purchased by the customer as well as shipment schedules are subject to revisions to reflect changes in the customer's requirements and manufacturing availability. The semiconductor industry is characterized by short lead time orders and quick delivery schedules. In light of industry practice and experience, we do not believe that backlog as of any particular date is indicative of future results.

Manufacturing

  We have a "fabless" manufacturing strategy whereby we employ world-class suppliers for all phases of the manufacturing process, including fabrication, assembly and testing. This strategy leverages the expertise of industry-leading, ISO-certified suppliers in such areas as fabrication, assembly, quality control and assurance, reliability and testing. In addition, we are able to avoid most of the significant costs and risks associated with owning and operating manufacturing operations. These suppliers are also responsible for procurement of most of the raw materials used in the production of our products. As a result, we can focus resources on product design, additional quality assurance, marketing and customer support.

  Our graphics processors are fabricated by TSMC and WaferTech and assembled and tested by Advanced Semiconductor Engineering, ChipPAC and Siliconware. We receive semiconductor products from our subcontractors, perform incoming quality assurance and then ship them to CEMs, motherboard and add-in board manufacturer customers from our Santa Clara location in the U.S. and a third-party warehouse in Singapore. Generally, these manufacturers assemble and test the boards based on our design kit and test specifications, then ship the products to the retail, system integrator or OEM markets as add-in board solutions. Our hardware and software development teams work closely with certification agencies, Microsoft Windows Hardware Quality Labs and our OEM customers to ensure that both our boards and software drivers are certified for inclusion in the OEMs' products.

Research and Development

  We believe that the continued introduction of new and enhanced products designed to deliver leading 3D graphics performance and features is essential to our future success. Our research and development strategy is to focus on concurrently developing multiple generations of graphics processors using independent design teams. Our research and development efforts are performed within specialized groups consisting of software engineering, hardware engineering, VLSI design engineering, process engineering, and architecture and algorithms. These groups act as a pipeline designed to allow the efficient simultaneous development of multiple generations of products.

  A critical component of our product development effort is our partnerships with leaders in the CAD industry. We have invested significant resources to develop relationships with industry leaders, including Avant! Corporation, Cadence Design Systems, Inc., IKOS Systems, Inc. and Synopsys, Inc., often assisting these companies in the product definition of their new products. We believe that forming these relationships and utilizing next-generation development tools to design, simulate and verify our products will help us remain at the forefront of the 3D graphics market and develop products on a rapid basis that utilize leading-edge technology. We believe this approach assists us in meeting the new design schedules of PC manufacturers.

  We have substantially increased our engineering and technical resources and have 289 full-time employees engaged in research and development as of July 30, 2000, compared to 214 employees as of January 30, 2000. Research and development expenses totaled $7.1 million in 1997, $25.1 million in the year ended January 31, 1999, $47.4 million in the year ended January 30, 2000 and $38.0 million in the six months ended July 30, 2000.

Competition

  The market for 3D graphics processors for PCs is intensely competitive and characterized by rapid technological change, evolving industry standards and declining average selling prices. We believe that the principal competitive factors in this market are performance, breadth of product offerings, access to customers and distribution channels, backward-forward software support, conformity to industry standard APIs, manufacturing capabilities, price of graphics processors and total system costs of add-in boards or motherboards. We expect competition to increase both from existing competitors and new market entrants with products that may be less costly than our 3D graphics processors or may provide better performance or additional features not provided by our products.

  Our primary source of competition is from companies that provide or intend to provide 3D graphics solutions for the PC market. Our competitors include the following:

  . suppliers of graphics add-in boards that utilize their internally developed graphics chips, such as ATI and Matrox;

  . suppliers of integrated core logic chipsets that incorporate 2D and 3D graphics functionality as part of their existing solutions, such as Intel, Silicon Integrated Systems and Via Technologies;

  . companies that have traditionally focused on the professional market and provide high end 3D solutions for PCs and workstations, including 3Dlabs, SGI and Evans and Sutherland Computer; and

  . companies that focus on the video game market, such as 3Dfx and VideoLogic.

  If and to the extent we offer products outside of the 3D graphics processor market, we may face competition from some of our existing competitors as well as from companies with which we currently do not compete. We cannot accurately predict if we will compete successfully in any new markets we may enter.

Patents and Proprietary Rights

  We rely primarily on a combination of patent, trademarks, copyrights, trade secrets, employee and third-party nondisclosure agreements and licensing arrangements to protect our intellectual property. We own 33 issued patents and have 46 U.S. patent applications pending. Our issued patents have expiration dates from April 2015 to April 2018. Our issued patents and pending patent applications relate to technology developed by us in connection with the development of our 3D graphics processors. We have no foreign patents or patent applications. We seek patents that have broad application in the semiconductor industry and that we believe will provide a competitive advantage. However, our pending patent applications or any future applications may not be approved, and any issued patents may not provide us with competitive advantages or may be challenged by third parties. We have licensed technology from third parties for incorporation in our graphics processors and expect to continue to enter into agreements like this for future products. These licenses may result in royalty payments to third parties, the cross-license of technology by us or payment of other consideration. If these arrangements are not concluded on commercially reasonable terms, our business could suffer. We attempt to protect our trade secrets and other proprietary information through confidentiality agreements with manufacturers and other partners, proprietary information agreements with employees and consultants and other security measures. We also rely on trademarks and trade secret laws to protect our intellectual property.

Employees

  As of July 30, 2000 we had 529 employees, 289 of whom were engaged in research and development and 240 of whom were engaged in sales, marketing, operations and administrative positions. None of our employees is covered by collective bargaining agreements, and we believe our relationship with our employees is good.

Facilities

  We lease approximately 117,000 square feet for our headquarters in Santa Clara, California, under leases expiring in 2002. We also lease a design center consisting of approximately 2,900 square feet in one building in Durham, North Carolina, pursuant to a lease that expires in March 2002. In addition, we lease sales and administrative offices in Texas, Washington, Arizona, Singapore and the United Kingdom to support our customers. In April 2000, we entered into leases for our new headquarters complex in Santa Clara, California. Our new complex will comprise four buildings, representing approximately 500,000 total square feet. We expect the first phase of two buildings consisting of approximately 250,000 square feet to be completed in June 2001, the second phase of one building consisting of approximately 125,000 square feet to be completed in July 2001 and the last phase of one building to be completed in March 2002. The leases expire in 2012 and include two seven-year renewals at our option. We believe that we currently have sufficient facilities to conduct our operations for the next twelve months, although we expect to lease additional facilities throughout the world as our business requires.

Legal Proceedings

  On September 21, 1998, 3Dfx filed a patent infringement lawsuit against us in the United States District Court for the Northern District of California alleging infringement of a 3Dfx patent. On March 2, 1999, 3Dfx added a second patent to the suit and on May 24, 1999, 3Dfx added a third patent to the suit. The amended complaint alleges that our RIVA TNT, RIVA TNT2 and RIVA TNT2 Ultra products infringe the patents in suit and seeks unspecified compensatory and trebled damages and attorneys' fees. Our current generation of products is not identified as infringing any of the patents in suit. We have filed an answer and counter-claims asserting that the patents in suit are invalid and not infringed. These assertions are supported by our investigations to date and an opinion from our patent counsel in this suit. We anticipate that the trial date will be set by the District Court after it rules on claims construction issues.

  On August 28, 2000, we filed a patent infringement lawsuit against 3Dfx in the United States District Court for the Northern District of California. The lawsuit alleges that 3Dfx's graphics chip and card products, which are used to accelerate 3D graphics on personal computers, infringe five of our patents and seeks an injunction restraining 3Dfx from manufacturing, selling or importing infringing graphics chip and card products including its Voodoo3, Voodoo4 and Voodoo5 and VSA-100 family of products, as well as monetary damages. The matter is in its earliest stages, discovery has not yet begun and no trial date has been set.

  On February 22, 2000, Graphiques Matrox, Inc. and Systemes Electroniques Matrox Ltd. (collectively "Matrox") filed suit against us in the Superior Court, Judicial District of Montreal, Province of Quebec, Canada. The suit alleges that we improperly solicited and recruited Matrox employees and encouraged Matrox employees to breach their Matrox confidentiality and/or non-competition agreements. The suit by Matrox seeks, among other things, certain injunctive relief. We believe that the claims asserted by Matrox are without merit and we intend to vigorously defend this suit.

  On May 19, 2000, we filed suit against Matrox in Santa Clara County Superior Court alleging that Matrox's efforts to prevent its current and former employees from pursuing employment opportunities with us constitute interference with prospective economic advantage and contract and unfair competition. Our suit seeks, among other things, unspecified monetary damages, a declaration that Matrox's confidentiality and/or non-competition agreements are unenforceable under California law and a declaration that its use of those agreements and other tactics constitutes unfair competition. On May 26, 2000, the case was transferred to the San Jose Division of the United States District Court for the Northern District of California. On June 14, 2000, Matrox filed an answer denying our claims and a counterclaim alleging trade secret misappropriation, intentional interference with contractual relations and unfair competition. Matrox's California suit seeks unspecified monetary damages and injunctive relief. We filed an answer to this counterclaim on July 7, 2000, denying all of Matrox's claims. As with the Montreal action, we believe that the claims asserted by Matrox are without merit and we intend to vigorously defend this suit.

  In addition, we may be subject to litigation in the future. See "Risk Factors--We are subject to a patent infringement lawsuit and could be subject to future lawsuits that could divert our resources and result in the payment of substantial damages." From time to time, we are also subject to claims in the ordinary course of business, none of which in our view would have a material adverse impact on our business or financial position if resolved unfavorably.

                                  MANAGEMENT

  The following table sets forth certain information regarding our executive officers and directors as of September 1, 2000:

Executive Officers, Key Employees and Directors

             Name           Age                     Position
             ----           ---                     --------
   Jen-Hsun Huang            37 President, Chief Executive Officer and Director
   Jeffrey D. Fisher         42 Executive Vice President, Worldwide Sales
   Christine B. Hoberg       45 Chief Financial Officer
   Chris A. Malachowsky      41 Vice President, Hardware Engineering
   Curtis R. Priem           40 Chief Technical Officer
   Tench Coxe (1)            42 Director
   James C. Gaither          63 Director
   Harvey C. Jones, Jr. (1)  47 Director
   William J. Miller (2)     55 Director
   A. Brooke Seawell (2)     52 Director
   Mark A. Stevens (2)       40 Director

--------
(1)Member of the Compensation Committee.

(2)Member of the Audit Committee.

  Jen-Hsun Huang co-founded NVIDIA in April 1993 and has served as our President, Chief Executive Officer and a member of the Board of Directors since its inception. From 1985 to 1993, Mr. Huang was employed at LSI Logic Corporation, a computer chip manufacturer, where he held a variety of positions, most recently as Director of Coreware, the business unit responsible for LSI's "system-on-a-chip" strategy. From 1983 to 1985, Mr. Huang was a microprocessor designer for Advanced Micro Devices, a semiconductor company. Mr. Huang holds a B.S.E.E. degree from Oregon State University and an M.S.E.E. degree from Stanford University.

  Jeffrey D. Fisher has been Executive Vice President, Worldwide Sales for NVIDIA since July 1994. From September 1988 to July 1994, Mr. Fisher held various positions at Weitek Corporation, a semiconductor technology company, where his last position was as Director of Worldwide Sales. Mr. Fisher holds a B.S.E.E. degree from Purdue University and an M.B.A. degree from Santa Clara University.

  Christine B. Hoberg has been Chief Financial Officer of NVIDIA since December 1998. From June 1992 to December 1998, Ms. Hoberg held various positions at Quantum Corporation, a mass storage company, where her last position was as Vice President, Corporate Controller. Ms. Hoberg holds a B.A. in German Studies from Stanford University and is a certified public accountant.

  Chris A. Malachowsky co-founded NVIDIA in April 1993 and has been our Vice President, Hardware Engineering since that time. From 1987 until April 1993, Mr. Malachowsky was a Senior Staff Engineer for Sun Microsystems, Inc., a supplier of enterprise network computing products. From 1980 to 1986, Mr. Malachowsky was a manufacturing design engineer at Hewlett-Packard Company. Mr. Malachowsky was a co-inventor of Sun Microsystems' GX graphics architecture and has authored 43 patents, most of which relate to graphics. Mr. Malachowsky holds a B.S.E.E. degree from the University of Florida and an M.S.C.S. degree from Santa Clara University.

  Curtis R. Priem co-founded NVIDIA in April 1993 and has been our Chief Technical Officer since that time. From 1986 to January 1993, Mr. Priem was Senior Staff Engineer at Sun Microsystems where he architected the GX graphics products, including the world's first single chip GUI accelerator. From 1984 to 1986,

Mr. Priem was a hardware engineer at GenRad, Inc., a supplier of diagnostic equipment for electronic products. From 1982 to 1984, Mr. Priem was a staff engineer for Vermont Microsystems, Inc., a personal computer company, where he architected IBM's Professional Graphics Adapter, the PC industry's first graphics processor. Mr. Priem has authored 87 U.S. and international patents, all of which relate to graphics and input/output systems. Mr. Priem holds a B.S.E.E. degree from Rensselaer Polytechnic Institute.

  Tench Coxe has served as a director of NVIDIA since June 1993. Mr. Coxe is a managing director of Sutter Hill Ventures, a venture capital investment firm. Prior to joining Sutter Hill Ventures in 1987, Mr. Coxe was Director of Marketing and MIS at Digital Communication Associates. Mr. Coxe also serves on the Board of Directors of Alteon WebSystems Inc., an Internet infrastructure company, Clarus Corporation, a software company, Copper Mountain Networks Inc., a provider of high speed DSL solutions, E-Loyalty Corp., a customer loyalty software firm, and several privately held companies. Mr. Coxe holds a B.A. degree in Economics from Dartmouth College and an M.B.A. degree from Harvard Business School.

  James C. Gaither has served as a director of NVIDIA since December 1998. Mr. Gaither is a managing director of Sutter Hill Ventures, a venture capital investment firm. He is also senior counsel to the law firm of Cooley Godward LLP and was a partner of the firm from 1971 until July 2000. Prior to beginning his law practice with the firm in 1969, Mr. Gaither served as a law clerk to The Honorable Earl Warren, Chief Justice of the United States, Special Assistant to the Assistant Attorney General in the United States Department of Justice and Staff Assistant to the President of the United States, Lyndon Johnson. Mr. Gaither is a former president of the Board of Trustees at Stanford University and is a member of the Board of Directors of The William and Flora Hewlett Foundation, and the James Irvine Foundation. Mr. Gaither currently serves on the Board of Directors of Basic American, Inc., a food processing company, Blue Martini, Inc., a customer interaction company, Levi Strauss & Company, a manufacturer and marketer of brand-name apparel, and Siebel Systems, Inc., an information software systems company. Mr. Gaither holds a B.A. in Economics from Princeton University and a J.D. degree from Stanford University.

  Harvey C. Jones, Jr. has served as a director of NVIDIA since November 1993. From December 1987 through February 1998, Mr. Jones held various positions at Synopsys, Inc., a developer of electronic design automation software, where he served as President through December 1992, as Chief Executive Officer until January 1994 and as Executive Chairman of the Board until February 1998. Prior to joining Synopsys, Mr. Jones served as President and Chief Executive Officer of Daisy Systems Corporation, a computer-aided engineering company that he co-founded in 1981. Mr. Jones currently serves on the Board of Directors of Synopsys, Remedy Corporation, an enterprise software company, and Numerical Technology Corporation, an integrated circuit technology and software company. Mr. Jones holds a B.S. degree in Mathematics and Computer Sciences from Georgetown University and an M.S. degree in Management from Massachusetts Institute of Technology.

  William J. Miller has served as a director of NVIDIA since November 1994. From April 1996 through October 1999, Mr. Miller was Chief Executive Officer and Chairman of the Board of Avid Technology, Inc., a provider of digital tools for multimedia. Mr. Miller also served as President of Avid Technology from September 1996 through October 1999. From March 1992 to October 1995, Mr. Miller served as Chief Executive Officer of Quantum Corporation, a mass storage company. He was a member of the Board of Directors, and Chairman thereof, from, respectively, May 1992 and September 1993 to August 1995. From 1981 to March 1992, he served in various positions at Control Data Corporation, a supplier of computer hardware, software and services, most recently as Executive Vice President and President, Information Services. Mr. Miller serves on the Board of Directors of Waters Corporation, a scientific instrument manufacturing company and on the Board of Directors of Innovex Inc., a manufacturer of flexible circuits. Mr. Miller holds a B.A. and a J.D. degree from the University of Minnesota.

  A. Brooke Seawell has served as a director of NVIDIA since December 1997. Mr. Seawell has been a general partner of Technology Crossover Ventures since February 2000. Mr Seawell acted as an independent consultant to several technology companies from 1999 to 2000. From 1997 to 1998, Mr. Seawell was Executive Vice President of NetDynamics, Inc., an Internet application server software company. From 1991 to 1997, Mr.

Seawell was Senior Vice President and Chief Financial Officer of Synopsys, Inc., an electronic design automation software company. Mr. Seawell also serves on the Board of Directors of Accrue Software, Inc., an Internet data collection and analysis software company, Informatica Corporation, a data integration software company, Mediaplex, Inc., a provider of e-business advertising technology and services, and several privately held companies. Mr. Seawell holds a B.A. degree in Economics and an M.B.A. degree in Finance from Stanford University.

  Mark A. Stevens has served as a director of NVIDIA since June 1993. Mr. Stevens has been a managing member of Sequoia Capital, a venture capital investment firm, since March 1993. Prior to that time, beginning in July 1989, he was an associate at Sequoia Capital. Prior to joining Sequoia, he held technical sales and marketing positions at Intel. Mr. Stevens currently serves on the Board of Directors of MedicaLogic, Inc., an online health information company, MP3.com, Inc., an online music company, Pixelworks, Inc., a fabless semiconductor company developing image processors, Terayon Communication Systems, Inc., a broadband systems company, and several privately held companies. Mr. Stevens holds a B.S.E.E. degree, a B.A. degree in Economics and an M.S. degree in Computer Engineering from the University of Southern California and an M.B.A. degree from Harvard Business School.

                            PRINCIPAL STOCKHOLDERS

  The following table sets forth certain information known to us with respect to beneficial ownership of our common stock as of September 1, 2000 by (1) each of our executive officers and directors; (2) all of our executive officers and directors as a group; and (3) each stockholder known by us to be the beneficial owner of more than 5% of our common stock.

                                               Number of
                                                 Shares
                                              Beneficially Percentage of Shares
                    Name                        Owned(1)    Beneficially Owned
                    ----                      ------------ --------------------
Jen-Hsun Huang(2)(3).........................   5,529,186          8.4%
Curtis R. Priem(2)(4)........................   6,133,750          9.3
Chris A. Malachowsky(2)(5)...................   4,188,250          6.4
Jeffrey D. Fisher(6).........................     364,005           *
Christine B. Hoberg(7).......................      42,094           *
Tench Coxe(8)................................     586,918           *
James C. Gaither(9)..........................     163,652           *
Harvey C. Jones, Jr.(10).....................     484,602           *
William J. Miller(11)........................     257,500           *
A. Brooke Seawell(12)........................     171,250           *
Mark A. Stevens(13)..........................     326,436           *
All directors and executive officers as a
 group
 (11 persons)(14)............................  18,247,643          27.0%

--------
  *  Less than one percent

 (1) This table is based upon information supplied by officers, directors and principal stockholders and Schedules 13D and 13G filed with the Securities and Exchange Commission. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, we believe that each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned. Applicable percentages are based on 65,453,929 shares of common stock outstanding on September 1, 2000. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options held by that person that are exercisable within 60 days are deemed outstanding. These shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person.

 (2) The address for Messrs. Huang, Malachowsky and Priem is c/o NVIDIA Corporation, 3535 Monroe Street, Santa Clara, California 95051.

 (3) Includes 4,357,800 shares of common stock held by The Jen-Hsun and Lori Huang Living Trust dated May 1, 1995, of which Mr. Huang is the trustee, and 501,200 shares held by J. and L. Huang Investments, L.P., of which Mr. Huang and his wife are general partners. Also includes 670,000 shares of common stock issuable upon the exercise of vested options within 60 days of September 1, 2000.

 (4) Includes 54,000 shares of common stock held by The Priem Family CRT and 4,446,000 shares held by The Priem Family Foundation. Mr. Priem disclaims beneficial ownership over the shares of common stock held by the Priem Family Foundation. Also includes 343,750 shares of common stock issuable upon the exercise of vested options within 60 days of September 1, 2000.

 (5) Includes 3,420,000 shares of common stock held by The Chris and Melody Malachowsky Living Trust dated October 20, 1994, of which Mr. Malachowsky is the trustee, and 477,000 shares of common stock held by C. and
     M. Malachowsky Investments, L.P., of which Mr. Malachowsky and his wife are general partners. Also includes 343,750 shares of common stock issuable upon exercise of vested options within 60 days of September 1, 2000.

 (6) Includes 39,000 shares held by Jeffrey D. Fisher, as custodian for his three minor children under the Uniform Gifts to Minors Act. Also includes 40,273 shares of common stock issuable upon exercise of vested options within 60 days of September 1, 2000.

 (7) Includes 36,876 shares of common stock issuable upon exercise of vested options within 60 days of September 1, 2000.

 (8) Includes 20,526 shares of common stock held in a retirement trust over which Mr. Coxe exercises voting and investing power. Also includes 95,000 shares of common stock issuable upon exercise of vested options within 60 days of September 1, 2000.

 (9) Includes 75,000 shares of common stock held by Cooley Godward LLP, of which Mr. Gaither is senior counsel. Mr. Gaither disclaims beneficial ownership of such shares held by such entity, except to the extent of his pecuniary interest therein. Also includes 53,750 shares of common stock issuable upon exercise of vested options within 60 days of September 1, 2000.

(10) Includes 95,000 shares of common stock issuable upon exercise of vested options within 60 days of September 1, 2000.

(11) Includes 82,500 shares of common stock issuable upon exercise of vested options within 60 days of September 1, 2000.

(12) Includes 171,250 shares of common stock issuable upon exercise of vested options within 60 days of September 1, 2000.

(13) Includes 92,500 shares of common stock issuable upon exercise of vested options within 60 days of September 1, 2000.

(14) Includes 2,024,649 shares of common stock issuable upon exercise of options held by all current directors and executive officers within 60 days of September 1, 2000.

                         DESCRIPTION OF CAPITAL STOCK

  Our authorized capital stock consists of 200,000,000 shares of common stock, $.001 par value and 2,000,000 shares of preferred stock, $.001 par value. As of September 1, 2000, there were 65,453,929 shares of common stock outstanding and no shares of preferred stock outstanding. On May 20, 2000, the Board of Directors approved a two-for-one stock split of our common stock, to be effected in the form of a 100% stock dividend. The stock split entitled each stockholder of record at the close of business on June 12, 2000, to receive one additional share for every outstanding share of common stock held. Our transfer agent delivered the additional shares resulting from the stock split on or about June 26, 2000.

Common Stock

  The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Subject to preferences that may be applicable to any outstanding shares of the preferred stock, the holders of common stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. See "Dividend Policy." In the event of our liquidation, dissolution, or winding up, holders of the common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any outstanding shares of preferred stock. Holders of common stock have no preemptive rights and no right to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are, and all shares of common stock to be outstanding upon the completion of this offering will be, fully paid and non-assessable.

Preferred Stock

  Pursuant to our Amended and Restated Certificate of Incorporation, or Certificate, the Board of Directors has the authority, without further action by the stockholders, to issue up to 2,000,000 shares of preferred stock in one or more series and to fix the designations, powers, preferences, privileges, and relative participating, optional, or special rights and the qualifications, limitations, or restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of the common stock. The Board of Directors, without stockholder approval, can issue preferred stock with voting, conversion, or other rights that could adversely affect the voting power and other rights of the holders of common stock. Preferred stock could thus be issued quickly with terms calculated to delay or prevent our having a change in control or make removal of management more difficult. Additionally, the issuance of preferred stock may have the effect of decreasing the market price of the common stock, and may adversely affect the voting and other rights of the holders of common stock. We have no current plans to issue any of the authorized preferred stock.

Registration Rights

  In addition to the registration rights to be granted to the holders of the notes, certain Holders (or their permitted transferees) of shares of our common stock are entitled to certain rights with respect to the registration of such shares under the Securities Act. If we propose to register our common stock, subject to certain exceptions, under the Securities Act, the Holders are entitled to notice of the registration and are entitled at our expense to include such shares therein, provided that the managing underwriters have the right to limit the number of such shares included in the registration. These registration rights do not apply with respect to any offering of our common stock under this prospectus. In addition, certain of the Holders may require us, at our expense, on no more than one occasion, to file a registration statement under the Securities Act with respect to their shares of common stock. Further, certain Holders may require us, once every 12 months and, on no more than two occasions, at our expense to register the shares on Form S-3, subject to certain conditions and limitations. These rights expire in January 2004.

Anti-Takeover Effects of Provisions of Charter Documents and Delaware Law

  Charter Documents

  Our Certificate and Bylaws include a number of provisions that may have the effect of deterring hostile takeovers or delaying or preventing changes in control or management. First, the Certificate provides that all stockholder action must be effected at a duly called meeting of holders and not by a consent in writing. Second, the Bylaws provide that special meetings of the holders may be called only by (i) the Chairman of the Board of Directors, (ii) the Chief Executive Officer or (iii) the Board of Directors pursuant to a resolution adopted by the Board of Directors. Third, the Certificate and the Bylaws provide for a classified Board of Directors. The Certificate includes a provision requiring cumulative voting for directors only if required by applicable California law. Under cumulative voting, a minority stockholder holding a sufficient percentage of a class of shares may be able to ensure the election of one or more directors. As a result of the provisions of the Certificate and applicable California and Delaware law, at any annual meeting whereby we had at least 800 stockholders as of the end of the fiscal year prior to the record date for the annual meeting, stockholders will not be able to cumulate votes for directors. Finally, the Bylaws establish procedures, including advance notice procedures with regard to the nomination of candidates for election as directors and stockholder proposals. These provisions of the Certificate and Bylaws could discourage potential acquisition proposals and could delay or prevent our having a change in control or management. These provisions also may have the effect of preventing changes in our management.

  Delaware Takeover Statute

  We are subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with a person characterized as an "interested stockholder" for a period of three years after the date of the transaction pursuant to which such person became an interested stockholder, unless the business combination is approved in a manner prescribed by Delaware law. For purposes of Section 203, a business combination includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and an "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years prior, did own) 15% or more of the company's voting stock.

Transfer Agent and Registrar

  The transfer agent and registrar for the common stock is ChaseMellon Shareholder Services, L.L.C. Its address is 235 Montgomery Street, 23rd Floor, San Francisco, California 94104 and its telephone number is (415) 743-1444.

                        DESCRIPTION OF DEBT SECURITIES

  We may issue either senior or subordinated debt securities. Senior debt or senior convertible debt securities and subordinated debt or subordinated convertible debt securities will be issued in one or more series under either a senior indenture or a subordinated indenture between us and Chase Manhattan Bank and Trust Company, N.A., a national banking association, as Trustee. In the following discussion, we sometimes refer to the two indentures as the "indentures."

  This prospectus briefly outlines the provisions of the indentures. The indentures are filed as exhibits to the registration statement and you should read the indentures for provisions that may be important to you. The indentures are substantially identical except for the subordination and negative pledge provisions described below.

Issuances in Series

  The indentures do not limit the amount of debt we may issue. We may issue the debt securities in one or more series with the same or various maturities, at a price of 100% of their principal amount or at a premium or a discount. The debt securities will not be secured by any of our property or assets.

  The prospectus supplement relating to any series of debt securities being offered will contain the specific terms relating to the offering. These terms will include some or all of the following:

  .  whether the debt securities are senior or subordinated;

  .  the total principal amount of the debt securities;

  . the percentage of the principal amount at which the debt securities will be issued and whether the debt securities will be "original issue discount" securities for U.S. federal income tax purposes. If we issue original issue discount debt securities (securities that are issued at a substantial discount below their principal amount because they pay no interest or pay interest that is below market rates at the time of issuance), we will describe the special United States federal income tax and other considerations of a purchase of original issue discount debt securities in the prospectus supplement;

  . the date or dates on which principal will be payable and whether the debt securities will be payable on demand by the holders on any date;

  . the manner in which we will calculate payments of principal, premium or interest and whether any payment will be fixed or based on an index or formula or the value of another security, commodity or other asset;

  .  the interest payment dates;

  .  optional or mandatory redemption terms;

  . authorized denominations, if other than $1,000 and integral multiples of $1,000;

  . the terms on which holders of the debt securities may convert or exchange these securities into or for our stock or other securities or another entity and any specific terms relating to the conversion or exchange feature;

  . the currency in which the debt securities will be denominated or principal, premium or interest will be payable, if other than U.S. dollars;

  . whether the debt securities are to be issued as individual certificates to each holder or in the form of global securities held by a depositary on behalf of holders;

  .  information describing any book-entry features;

  . whether and under what circumstances we will pay additional amounts on any debt securities held by a person who is not a United States person for tax purposes and whether we can redeem the debt securities if we have to pay additional amounts;

  . the names and duties of any co-trustees, depositories, authenticating agents, paying agents, transfer agents or registrars for any series; and

  .  any other terms consistent with the above.

Payment and Transfer

  We may issue debt securities as registered securities, which means that the name of the holder will be entered in a register which will be kept by the Trustee or another of our agents, or unregistered securities.

  Unless we state otherwise in a prospectus supplement, we will make principal and interest payments at the office of the paying agent or agents we name in the prospectus supplement or by mailing a check to you at the address we have for you in the register.

  Unless we describe other procedures in a prospectus supplement, you will be able to transfer registered debt securities at the office of the transfer agent or agents we name in the prospectus supplement. You may also exchange registered debt securities at the office of the transfer agent for an equal aggregate principal amount of registered debt securities of the same series having the same maturity date, interest rate and other terms as long as the debt securities are issued in authorized denominations.

  Neither we nor the Trustee will impose any service charge for any transfer or exchange of a debt security; however, we may ask you to pay any taxes or other governmental charges in connection with a transfer or exchange of debt securities.

Book Entry System

  We may issue debt securities under a book-entry system in the form of one or more global securities. We will register the global securities in the name of a depositary or its nominee and deposit the global securities with that depositary. Unless we state otherwise in the prospectus supplement, The Depository Trust Company, New York, New York will be the depositary if we use a depositary.

  DTC has advised us as follows:

  .  DTC is:

    . a limited purpose trust company organized under the laws of the State of New York;

    . a "banking organization" within the meaning of the New York banking law;

    .  a member of the Federal Reserve System;

    . a "clearing corporation" within the meaning of the New York Uniform Commercial Code; and

    . a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act.

  . DTC was created to hold securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants through electronic book entry changes in accounts of its participants, eliminating the need for physical movements of securities certificates.

  . DTC's participants include securities brokers and dealers, banks, trust companies, clearing corporations and others, some of whom own DTC.

  . Access to DTC's book-entry system is also available to others that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

  Following the issuance of a global security in registered form, the depositary will credit the accounts of its participants with the debt securities upon our instructions. Only persons who hold directly or indirectly through financial institutions that are participants in the depositary can hold beneficial interests in the global securities. Since the laws of some jurisdictions require certain types of purchasers to take physical delivery of such securities in definitive form, you may encounter difficulties in your ability to own, transfer or pledge beneficial interests in a global security.

  So long as the depositary or its nominee is the registered owner of a global security, we and the Trustee will treat the depositary as the sole owner or holder of the debt securities for purposes of the applicable indenture. Therefore, except as set forth below, you will not be entitled to have debt securities registered in your name or to receive physical delivery of certificates representing the debt securities. Accordingly, you will have to rely on the procedures of the depositary and the participant in the depositary through whom you hold your beneficial interest in order to exercise any rights of a holder under the indentures. We understand that under existing practices, the depositary would act upon the instructions of a participant or authorize that participant to take any action that a holder is entitled to take.

  We will make all payments of principal, premium and interest on the debt securities to the depositary. We expect that the depositary will then credit participants' accounts proportionately with these payments on the payment date and that the participants will in turn credit their customers in accordance with their customary practices. Neither we nor the Trustee will be responsible for making any payments to participants or customers of participants or for maintaining any records relating to the holdings of participants and their customers and you will have to rely on the procedures of the depositary and its participants.

  Global securities are generally not transferable. We will issue physical certificates to beneficial owners of a global security if:

  . the depositary notifies us that it is unwilling or unable to continue as depositary and we do not appoint a successor within 90 days;

  . the depositary ceases to be a clearing agency registered under the Exchange Act and we do not appoint a successor within 90 days; or

  . we decide in our sole discretion that we do not want to have the debt securities of that series represented by global securities.

Subordination

  Payment on the subordinated debt securities will, to the extent provided in the subordinated indenture, be subordinated in right of payment to the prior payment in full of all of our senior indebtedness. The subordinated debt securities also are effectively subordinated to all debt and other liabilities, including trade payables and lease obligations, if any, of our subsidiaries.

  Upon any distribution of our assets upon any dissolution, winding up, liquidation or reorganization, the payment of the principal of, or premium, if any, interest, and liquidated damages, if any, on the subordinated debt securities will be subordinated in right of payment to the prior payment in full in cash or other payment satisfactory to the holders of senior indebtedness of all senior indebtedness. In the event of any acceleration of the subordinated debt securities because of an event of default, the holders of any outstanding senior indebtedness would be entitled to payment in full in cash or other payment satisfactory to the holders of senior indebtedness of all senior indebtedness obligations before the holders of the subordinated debt securities are entitled to receive any payment or distribution. We are required under the subordinated indenture to promptly notify holders of senior indebtedness if payment of the subordinated debt securities is accelerated because of an event of default.

  We may not make any payment on the subordinated debt securities if:

  . a default in the payment of designated senior indebtedness occurs and is continuing beyond any applicable period of grace (called a "payment default"); or

  . a default other than a payment default on any designated senior indebtedness occurs and is continuing that permits holders of designated senior indebtedness to accelerate its maturity, or in the case of a lease, a default occurs and is continuing that permits the lessor to either terminate the lease or require us to make an irrevocable offer to terminate the lease following an event of default under the lease, and the Trustee receives a notice of such default (called a "payment blockage notice") from us or any other person permitted to give such notice under the subordinated indenture (called a "non-payment default").

  We may resume payments and distributions on the subordinated debt securities:

  . in case of a payment default, upon the date on which such default is cured or waived or ceases to exist; and

  . in case of a non-payment default, the earlier of the date on which such nonpayment default is cured or waived or ceases to exist or 179 days after the date on which the payment blockage notice is received, if the maturity of the designated senior indebtedness has not been accelerated, or in the case of any lease, 179 days after notice is received if we have not received notice that the lessor under such lease has exercised its right to terminate the lease or require us to make an irrevocable offer to terminate the lease following an event of default under the lease.

  No non-payment default that existed or was continuing on the date of delivery of any payment blockage notice shall be the basis for any later payment blockage notice.

  If the Trustee or any holder of the subordinated debt securities receives any payment or distribution of our assets in contravention of the subordination provisions on the subordinated debt securities before all senior indebtedness is paid in full in cash or other payment satisfactory to holders of senior indebtedness then such payment or distribution will be held in trust for the benefit of holders of senior indebtedness or their representatives to the extent necessary to make payment in full in cash or payment satisfactory to the holders of senior indebtedness of all unpaid senior indebtedness.

  In the event of our bankruptcy, dissolution or reorganization, holders of senior indebtedness may receive more, ratably, and holders of the subordinated debt securities may receive less, ratably, than our other creditors. This subordination will not prevent the occurrence of any event of default under the subordinated indenture.

  As of July 30, 2000, no senior indebtedness was outstanding. We are not prohibited from incurring debt, including senior indebtedness, under the indentures. We may from time to time incur additional debt, including senior indebtedness.

  We are obligated to pay reasonable compensation to the Trustee and to indemnify the Trustee against certain losses, liabilities or expenses incurred by the Trustee in connection with its duties relating to the debt securities. The Trustee's claims for these payments will generally be senior to those of holders of debt securities in respect of all funds collected or held by the Trustee.

Conversion Rights

  The prospectus supplement will describe, if applicable, the terms on which the holders may convert debt securities into common stock. The conversion may be mandatory or may be at the option of the holder of debt securities. The prospectus supplement will describe how the number of shares of common stock to be received upon conversion would be calculated.

Certain Definitions

  "designated senior indebtedness" shall mean our obligations under any senior indebtedness that expressly provides that such senior indebtedness shall be "designated senior indebtedness" for purposes of the subordinated indenture.

  The instrument or agreement for designated senior indebtedness may place limitations and conditions on the right of senior indebtedness to exercise the rights of designated senior indebtedness.

  "indebtedness" means:

  (1) all indebtedness, obligations and other liabilities for borrowed money, including overdrafts, foreign exchange contracts, currency exchange agreements, interest rate protection agreements, and any loans or advances from banks, or evidenced by bonds, debentures, notes or similar instruments, other than any account payable or other accrued current liability or obligation incurred in the ordinary course of business in connection with the obtaining of materials or services;

  (2) all reimbursement obligations and other liabilities with respect to letters of credit, bank guarantees or bankers' acceptances;

  (3) all obligations and liabilities in respect of leases required in conformity with generally accepted accounting principles to be accounted for as capitalized lease obligations on our balance sheet;

  (4) all obligations and other liabilities under any lease or related document in connection with the lease of real property which provides that we are contractually obligated to purchase or cause a third party to purchase the leased property and thereby guarantee a minimum residual value of the leased property to the lessor and our obligations under the lease or related document to purchase or to cause a third party to purchase the leased property;

  (5) all obligations with respect to an interest rate or other swap, cap or collar agreement or other similar instrument or agreement or foreign currency hedge, exchange, purchase agreement or other similar instrument or agreement;

  (6) all direct or indirect guaranties or similar agreements, our obligations or liabilities to purchase, acquire or otherwise assure a creditor against loss in respect of, indebtedness, obligations or liabilities of others of the type described in (1) through (5) above;

  (7) any indebtedness or other obligations described in (1) through (6) above secured by any mortgage, pledge, lien or other encumbrance existing on property which is owned or held by us; and

  (8) any and all refinancings, replacements, deferrals, renewals, extensions and refundings of, or amendments, modifications or supplements to, any indebtedness, obligation or liability of the kind described in clauses (1) through (7) above.

  "senior indebtedness" means the principal, premium, if any, interest, including any interest accruing after bankruptcy and rent or termination payment on or other amounts due on our current or future indebtedness, whether created, incurred, assumed, guaranteed or in effect guaranteed by us, including any refinancings, replacements, deferrals, renewals, extensions, refundings, amendments, modifications or supplements to the above. However, senior indebtedness does not include:

  . indebtedness that expressly provides that it shall not be senior in right of payment to the subordinated debt securities or expressly provides that it is on the same basis or junior to the subordinated debt securities;

  .  our indebtedness to any of our majority-owned subsidiaries; and

  .  the subordinated debt securities.

Negative Pledge

  We have agreed in the senior indenture for the benefit of the holders of the senior debt securities that, with some exceptions, neither we nor our subsidiaries will create a lien to secure debt that is the same seniority with or subordinated to the senior debt securities, unless we secure the senior debt securities equally with the secured debt.

Consolidation, Merger, Sale or Conveyance

  The indentures do not prevent us from any consolidation or merger with any other person or the sale of all of the property of our property to any other person. In the event we undertake a consolidation, merger or sale of all of our property, however, the person with which we consolidate, merge or sell all of our property must agree:

  .  to pay the principal, premium and interest on the debt securities; and

  . to the due and punctual performance of all of the covenants and conditions of the indentures to be performed by us.

  If the debt securities are convertible for our other securities or other entities, the person with whom we consolidate, merge or sell all of our property must make provisions for the conversion of the debt securities into securities which the holders of the debt securities would have received if they had converted the debt securities before the consolidation, merger or sale.

  We must deliver to the trustee an officer's certificate and an opinion of counsel that the consolidation, merger or sale complies with the indentures.

Modification of the Indentures

  In general, our rights and obligations and the rights of the holders under the indentures may be modified if the holders of a majority in aggregate principal amount of the outstanding debt securities of each series affected by the modification consent to it. However, under the terms of the indentures, each indenture provides that, unless each affected holder agrees, we cannot make any adverse change to any payment term of a debt security such as:

  .  extending the maturity date;

  . extending the date on which we have to pay interest or make a sinking fund payment;

  .  reducing the interest rate;

  .  reducing the amount of principal we have to repay;

  . changing the currency in which we have to make any payment of principal, premium or interest;

  . modifying any redemption or repurchase right to the detriment of the holder;

  . modifying any right to convert or exchange the debt securities for another security to the detriment of the holder;

  .  impairing any right of a holder to bring suit for payment;

  . reduce the percentage of the aggregate principal amount of debt securities needed to make any amendment to either indenture or to waive any covenant or default;

  .  waive any payment default; or

  .  make any change to such sections of either indenture.

  However, if we and the Trustee agree, we can amend the indentures without notifying any holders or seeking their consent if the amendment does not materially and adversely affect any holder.

Events of Default

  When we use the term "event of default" in the indentures, here are some examples of what we mean.

  Unless otherwise specified in a prospectus supplement, an event of default with respect to a series of debt securities occurs if:

  . we fail to pay the principal or any premium on any debt security of that series when due;

  . we fail to pay interest when due on any debt security of that series for 30 days;

  . we fail to perform any other covenant in either indenture and this failure continues for 60 days after we receive written notice of it from the Trustee or from the holders of 25% in principal amount of the outstanding debt securities of such series;

  . a creditor commences involuntary bankruptcy, insolvency or similar proceedings against us and we are unable to obtain a stay or a dismissal of that proceeding within 90 days; or

  . we voluntarily seek relief under bankruptcy, insolvency or similar laws or a court enters an order for relief against us under these laws.

  The supplemental indenture or the form of security for a particular series of debt securities may include additional events of default or changes to the events of default described above. For any additional or different events of default applicable to a particular series of debt securities, see the prospectus supplement relating to such series.

  The Trustee may withhold notice to the holders of debt securities of any default (except in the payment of principal or interest) if it considers such withholding of notice to be in the best interests of the holders. By default we mean any event which is an event of default described above or would be an event of default but for the giving of notice or the passage of time.

  If an event of default occurs and continues, the Trustee or the holders of the aggregate principal amount of the debt securities specified below may require us to repay immediately (or "accelerate"):

  .  the entire principal of the debt securities of such series; or

  . if the debt securities are original issue discount securities, such portion of the principal as may be described in the applicable prospectus supplement.

  If the event of default occurs because we defaulted in a payment of principal or interest on the debt securities, then the Trustee or the holders of at least 25% of the aggregate principal amount of debt securities of that series can accelerate that series of debt securities. If the event of default occurs because we failed to perform any other covenant in the indentures or any covenant that we agreed to for the benefit of one or more series of debt securities, then the Trustee or the holders of at least 25% of the aggregate principal amount of debt securities of all series affected, voting as one class, can accelerate all of the affected series of debt securities. If the event of default occurs because we become involved in bankruptcy proceedings then all of the debt securities under the indentures will be accelerated automatically. If the event of default occurs because we defaulted on some of our other indebtedness or because that indebtedness becomes accelerated as described above, then the Trustee or the holders of at least 25% of the aggregate principal amount of the debt securities outstanding under the indentures, voting as one class, can accelerate all of the debt securities outstanding under the indentures. Therefore, except in the case of a default by us on a payment of principal or interest on the debt securities of your series or a default due to our bankruptcy or insolvency, it is possible that you may not be able to accelerate the debt securities of your series because of the failure of holders of other series to take action.

  The holders of a majority of the aggregate principal amount of the debt securities of all affected series, voting as one class, can rescind this accelerated payment requirement or waive any past default or event of default or allow us to not comply with any provision of the indentures. However, they cannot waive a default in payment of principal of, premium, if any, or interest on, any of the debt securities.

  Other than its duties in case of a default, the Trustee is not obligated to exercise any of its rights or powers under the indentures at the request, order or direction of any holders, unless the holders offer the Trustee reasonable indemnity. If they provide this reasonable indemnity, the holders of a majority in principal amount of all affected series of debt securities, voting as one class, may direct the time, method and place of conducting any proceeding or any remedy available to the Trustee, or exercising any power conferred upon the Trustee, for any series of debt securities.

  We are not required to provide the Trustee with any certificate or other document saying that we are in compliance with the indentures or that there are no defaults.

Defeasance

  When we use the term defeasance, we mean discharge from some or all of our obligations under the indentures. Unless otherwise specified in a prospectus supplement, if we deposit with the Trustee sufficient cash or U.S. government securities to pay the principal, interest, any premium and any other sums due to the stated maturity date or a redemption date of the debt securities of a particular series, then at our option:

  . we will be discharged from our obligations with respect to the debt securities of such series, except as to any surviving rights of registration or transfer or exchange or conversion of debt securities of that series expressly provided for; or

  . we will no longer be under any obligation to comply with the negative pledge contained in the senior indenture, and the Events of Default relating to failures to comply with covenants will no longer apply to us.

  If we are discharged from our obligations with respect to the debt securities of a particular series, the holders of the debt securities of the affected series will not be entitled to the benefits of the indentures except for registration of transfer and exchange of debt securities and replacement of lost, stolen or mutilated debt securities. Instead the holders will only be able to rely on the deposited funds or obligations for payment.

  We must deliver to the Trustee an opinion of counsel to the effect that the deposit and related defeasance would not cause the holders of the debt securities to recognize income, gain or loss for Federal income tax purposes. We must also deliver a ruling to such effect received from or published by the United States Internal Revenue Service if we are discharged from our obligations with respect to the debt securities.

Concerning the Trustee

  We have appointed Chase Manhattan Bank and Trust Company, N.A., a national banking association, the Trustee under the indentures. The Trustee or its affiliates may provide banking and other services to us in the ordinary course of their business.

Governing Law

  The laws of the State of New York will govern the indentures and the debt securities.

                             PLAN OF DISTRIBUTION

  We may sell the securities being offered by this prospectus through agents, underwriters or dealers.

  Agents designated by us from time to time may solicit offers to purchase the securities offered by this prospectus. Any agent involved in the offer or sale of those securities may be deemed to be an underwriter under the Securities Act and we will name that agent and describe any commissions payable by us to that agent in a prospectus supplement. Any agent appointed by us will be acting on a reasonable efforts basis for the period of its appointment or, if indicated in the applicable prospectus supplement, on a firm commitment basis. We may be obligated under agreements with these agents to indemnify them against civil liabilities, including liabilities under the Securities Act. These agents may also engage in transactions with or perform services for us in the ordinary course of business.

  If we utilize any underwriters in any sale of the securities in respect of which this prospectus is delivered, we will enter into an underwriting agreement with those underwriters at the time of sale to them and the names of the underwriters and the terms of the transaction will be set forth in the prospectus supplement. That prospectus supplement will be used by the underwriters to make resales of the securities in respect of which this prospectus is delivered to the public. We may be obligated under the underwriting agreements with these underwriters to indemnify them against civil liabilities, including liabilities under the Securities Act. These underwriters may also engage in transactions with or perform services for us in the ordinary course of business.

  If we utilize a dealer in any sale of the securities in respect of which the prospectus is delivered, we will sell the securities to the dealer, as principal. The dealer may then resell those securities to the public at varying prices to be determined by the dealer at the time of resale. We may be obligated under agreements with these dealers to indemnify them against civil liabilities, including liabilities under the Securities Act. These dealers may also engage in transactions with or perform services for us in the ordinary course of business.

  If so indicated in the applicable prospectus supplement, we will authorize agents, underwriters or dealers to solicit offers from purchasers to purchase the securities from us at the public offering price set forth in the prospectus supplement under delayed delivery contracts providing for payment and delivery of those securities on a specified date in the future. These delayed delivery contracts will be subject to only those conditions set forth in the prospectus supplement, and we will set forth the commission payable for solicitation of these offers in the prospectus supplement.

                                 LEGAL MATTERS

  Cooley Godward LLP, San Francisco, California will provide us with an opinion as to the legality of the securities we are offering.

  Mr. Gaither, one of our directors and senior counsel of Cooley Godward LLP, owns 34,902 shares of our common stock and options to purchase 53,750 shares of our common stock. In addition, Cooley Godward LLP owns 75,000 shares and attorneys with Cooley Godward LLP own an aggregate of 73,615 shares of our common stock.

                                    EXPERTS

  The financial statements of NVIDIA Corporation as of January 31, 1999 and January 30, 2000 and for the year ended December 31, 1997, the one-month period ended January 31, 1998 and each of the years in the two-year period ended January 30, 2000 and related schedule, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

  We are a reporting company and file annual, quarterly and current reports, proxy statements and other information with the SEC. We have filed with the SEC a registration statement on Form S-3 under the Securities Act with respect to the shares of common stock and debt securities we are offering under this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits to the registration statement. For further information with respect to us and the securities we are offering under this prospectus, we refer you to the registration statement and the exhibits and schedules filed as a part of the registration statement. You may read and copy the registration statement, as well as our reports, proxy statements and other information at the SEC's public reference rooms at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as at the SEC's regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois, 60661, and at Seven World Trade Center, New York, New York 10048. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference rooms. Our SEC filings are also available at the SEC's web site at "http://www.sec.gov." In addition, you can read and copy our SEC filings at the office of the National Association of Securities Dealers, Inc at 1735 K Street, N.W., Washington, D.C. 20006.

  The SEC allows us to "incorporate by reference" information that we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus. This prospectus and the information that we file later with the SEC may update and supersede the information incorporated by reference. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

  .  Quarterly Report on Form 10-Q for the quarterly period ended July 30,
     2000.

  .  Quarterly Report on Form 10-Q for the quarterly period ended April 30,
     2000;

  .  Annual Report on Form 10-K for the year ended January 30, 2000; and

  . The description of our common stock contained in our registration statement on Form 8-A filed with the SEC on January 12, 1999.

  You may request of copy of these filings at no cost, by writing or telephoning us at the following address:

                             Corporate Secretary
                             NVIDIA Corporation
                             3535 Monroe Street
                             Santa Clara, California 95051
                             (408) 615-2500

                         INDEX TO FINANCIAL STATEMENTS

                                                                           Page
                                                                           ----
Report of KPMG LLP, Independent Auditors.................................. F-2
Balance Sheets as of January 31, 1999 and January 30, 2000 and July 30,
 2000 (unaudited)......................................................... F-3
Statements of Operations for the year ended December 31, 1997, one month ended January 31, 1998, year ended January 31, 1999 and year ended
 January 30, 2000 and the six months ended August 1, 1999 and July 30,
 2000 (unaudited)......................................................... F-4
Statements of Stockholders' Equity for the year ended December 31, 1997, one month ended January 31, 1998, year ended January 31, 1999 and year ended January 30, 2000 and the six months ended July 30, 2000
 (unaudited).............................................................. F-5
Statements of Cash Flows for the year ended December 31, 1997, one month ended January 31, 1998, year ended January 31, 1999 and year ended
 January 30, 2000 and the six months ended August 1, 1999 and July 30,
 2000 (unaudited)......................................................... F-6
Notes to Financial Statements............................................. F-7

                         INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
NVIDIA Corporation:

  We have audited the accompanying balance sheets of NVIDIA Corporation (the Company) as of January 31, 1999 and January 30, 2000 and the related statements of operations, stockholders' equity and cash flows for the year ended December 31, 1997, the one-month period ended January 31, 1998, and each of the years in the two-year period ended January 30, 2000. In connection with our audits of the financial statements, we have also audited the accompanying financial statement schedule. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NVIDIA Corporation as of January 31, 1999 and January 30, 2000 and the results of its operations and its cash flows for the year ended December 31, 1997, the one-month period ended January 31, 1998, and each of the years in the two-year period ended January 30, 2000, in conformity with generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

                                          /s/ KPMG LLP

Mountain View, California
March 6, 2000, except as to
Note 12
 which is as of June 26,
 2000

                               NVIDIA CORPORATION

                                 BALANCE SHEETS

                       (in thousands, except share data)

                                            January 31, January 30,  July 30,
                                               1999        2000        2000
                                            ----------- ----------- -----------
                                                                    (unaudited)
                  ASSETS
Current assets:
  Cash and cash equivalents................  $ 50,257    $ 61,560    $289,205
  Accounts receivable, less allowances of
   $2,627, $6,443 and $10,388 in January
   1999 and 2000 and July 2000,
   respectively............................    20,633      67,224      85,092
  Inventory................................    28,623      37,631      68,135
  Prepaid expenses and other current
   assets..................................     1,599       6,760      24,504
                                             --------    --------    --------
    Total current assets...................   101,112     173,175     466,936
Property and equipment, net................    11,650      25,886      34,908
Deposits and other assets..................       570       3,189       5,339
                                             --------    --------    --------
                                             $113,332    $202,250    $507,183
                                             ========    ========    ========
   LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable.........................  $ 35,730    $ 64,910    $ 75,887
  Line of credit...........................     5,000         --          --
  Accrued liabilities......................     5,012       9,529      23,430
  Current portion of capital lease
   obligations.............................     1,386       1,786       1,104
                                             --------    --------    --------
    Total current liabilities..............    47,128      76,225     100,421
Capital lease obligations, less current
 portion...................................     1,995         962         672
Deferred revenue...........................       --          --      200,000
Long-term payable..........................       --          500         --
Commitments and contingencies
Stockholders' equity:
  Common stock, $.001 par value;
   400,000,000 shares authorized;
   57,486,002, 62,200,314 and 65,167,061
   shares issued and outstanding in January
   1999 and 2000 and July 2000,
   respectively............................        57          62          65
  Additional paid-in capital...............    74,344      95,933     136,563
  Deferred compensation....................      (780)       (118)        (33)
  Retained earnings (accumulated deficit)..    (9,412)     28,686      69,495
                                             --------    --------    --------
    Total stockholders' equity.............    64,209     124,563     206,090
                                             --------    --------    --------
                                             $113,332    $202,250    $507,183
                                             ========    ========    ========


                See accompanying notes to financial statements.

                               NVIDIA CORPORATION

                            STATEMENTS OF OPERATIONS

                     (in thousands, except per share data)

                                                                            Six Months Ended
                           Year Ended  Month Ended Year Ended  Year Ended  ------------------
                          December 31, January 31, January 31, January 30, August 1, July 30,
                              1997        1998        1999        2000       1999      2000
                          ------------ ----------- ----------- ----------- --------- --------
                                                                              (unaudited)
Revenue:
  Product...............    $27,280      $11,420    $151,413    $374,505   $149,035  $318,881
  Royalty...............      1,791        1,911       6,824         --         --        --
                            -------      -------    --------    --------   --------  --------
    Total revenue.......     29,071       13,331     158,237     374,505    149,035   318,881
Cost of revenue.........     21,244       10,071     109,746     235,575     95,571   199,606
                            -------      -------    --------    --------   --------  --------
Gross profit............      7,827        3,260      48,491     138,930     53,464   119,275
                            -------      -------    --------    --------   --------  --------
Operating expenses:
  Research and
   development..........      7,103        1,121      25,073      47,439     19,598    37,971
  Sales, general and
   administrative.......      4,183          640      18,902      37,079     15,400    26,717
                            -------      -------    --------    --------   --------  --------
    Total operating
     expenses...........     11,286        1,761      43,975      84,518     34,998    64,688
                            -------      -------    --------    --------   --------  --------
    Operating income
     (loss).............     (3,459)       1,499       4,516      54,412     18,466    54,587
Interest and other
 income (expense), net..       (130)         (18)        (29)      1,754        711     5,426
                            -------      -------    --------    --------   --------  --------
Income (loss) before tax
 expense................     (3,589)       1,481       4,487      56,166     19,177    60,013
Income tax expense......        --           134         357      18,068      6,230    19,204
                            -------      -------    --------    --------   --------  --------
    Net income (loss)...    $(3,589)     $ 1,347    $  4,130    $ 38,098   $ 12,947  $ 40,809
                            =======      =======    ========    ========   ========  ========
Basic net income (loss)
 per share..............    $ (0.14)     $  0.05    $   0.14    $   0.64   $   0.22  $   0.64
                            =======      =======    ========    ========   ========  ========
Diluted net income
 (loss) per share.......    $ (0.14)     $  0.03    $   0.08    $   0.53   $   0.18  $   0.52
                            =======      =======    ========    ========   ========  ========
Shares used in basic per
 share computation......     25,354       28,282      29,130      59,744     58,620    63,988
Shares used in diluted
 per share computation..     25,354       52,200      54,786      72,196     70,910    78,633


                See accompanying notes to financial statements.

                               NVIDIA CORPORATION

                       STATEMENTS OF STOCKHOLDERS' EQUITY

                       (in thousands, except share data)

                                                                                      Retained
                                                                                      Earnings
                           Preferred Stock      Common Stock     Additional Deferred  (Accumu-      Total
                          ------------------- ------------------  Paid-in   Compen-     lated   Stockholders'
                            Shares     Amount   Shares    Amount  Capital    sation   Deficit)     Equity
                          -----------  ------ ----------  ------ ---------- --------  --------  -------------
Balances, December 31,
 1996...................   15,776,550   $16   23,134,748   $23    $ 12,298      --    $(11,300)   $  1,037
Issuance of Series D
 preferred stock, net of
 issuance costs of $30..    2,877,624     3          --    --        7,535      --         --        7,538
Grant of common stock
 options for lease
 financing and
 consulting services....          --    --           --    --          120      --         --          120
Issuance of common stock
 upon exercise of stock
 options................          --    --     5,146,422     5         825      --         --          830
Deferred compensation
 related to grant of
 common stock options...          --    --           --    --        4,277   (4,277)       --          --
Amortization of deferred
 compensation...........          --    --           --    --          --       961        --          961
Net loss................          --    --           --    --          --       --      (3,589)     (3,589)
                          -----------   ---   ----------   ---    --------  -------   --------    --------
Balances, December 31,
 1997...................   18,654,174    19   28,281,170    28      25,055   (3,316)   (14,889)      6,897
Issuance of common stock
 upon exercise of stock
 options................          --    --         2,250   --            6      --         --            6
Deferred compensation
 related to grant of
 common stock options...          --    --           --    --          361     (361)       --          --
Amortization of deferred
 compensation...........          --    --           --    --          --       360        --          360
Net income..............          --    --           --    --          --       --       1,347       1,347
                          -----------   ---   ----------   ---    --------  -------   --------    --------
Balances, January 31,
 1998...................   18,654,174    19   28,283,420    28      25,422   (3,317)   (13,542)      8,610
Issuance of common stock
 upon exercise of stock
 options................          --    --       405,550               348      --         --          348
Tax benefit from stock
 options................          --    --           --    --           45      --         --           45
Sale of common stock
 under public offering,
 net of issuance costs
 of $4.5 million........          --    --     7,000,000     7      37,532      --         --       37,539
Issuance and conversion
 of mandatorily
 convertible notes into
 common stock...........          --    --     3,142,858     3      10,997      --         --       11,000
Conversion of preferred
 stock into common
 stock..................  (18,654,174)  (19)  18,654,174    19         --       --         --          --
Amortization of deferred
 compensation...........          --    --           --    --          --     2,537        --        2,537
Net income..............          --    --           --    --          --       --       4,130       4,130
                          -----------   ---   ----------   ---    --------  -------   --------    --------
Balances, January 31,
 1999...................          --    --    57,486,002    57      74,344     (780)    (9,412)     64,209
Sale of common stock
 under public offering
 (over-allotment), net
 of issuance costs of
 $0.6 million...........          --    --     1,050,000     1       5,740      --         --        5,741
Issuance of common stock
 in connection with
 long-term software
 license................          --    --       487,804   --        5,000      --         --        5,000
Repurchase of common
 stock in settlement of
 accounts receivable....          --    --      (857,144)  --       (7,452)     --         --       (7,452)
Issuance of common stock
 from stock plans.......          --    --     4,033,652     4       7,673      --         --        7,677
Tax benefit from stock
 plans..................          --    --           --    --       10,613      --         --       10,613
Grant of common stock
 options for consulting
 services...............          --    --           --    --           15      --         --           15
Amortization of deferred
 compensation...........          --    --           --    --          --       662        --          662
Net income..............          --    --           --    --          --       --      38,098      38,098
                          -----------   ---   ----------   ---    --------  -------   --------    --------
Balances, January 30,
 2000...................          --    --    62,200,314    62      95,933     (118)    28,686     124,563
Issuance of common stock
 from stock plans
 (unaudited)............          --    --     2,941,747     3       8,981      --         --        8,984
Tax benefit from stock
 plans (unaudited)......          --    --           --    --       30,325      --         --       30,325
Grant of common stock
 options for assets and
 consulting services
 (unaudited)............          --    --        25,000   --        1,324      --         --        1,324
Amortization of deferred
 compensation
 (unaudited)............          --    --           --    --          --        85        --           85
Net income (unaudited)..          --    --           --    --          --       --      40,809      40,809
                          -----------   ---   ----------   ---    --------  -------   --------    --------
Balances, July 30, 2000
 (unaudited)............          --    --    65,167,061   $65    $136,563  $   (33)  $ 69,495    $206,090
                          ===========   ===   ==========   ===    ========  =======   ========    ========

                See accompanying notes to financial statements.

                               NVIDIA CORPORATION

                            STATEMENTS OF CASH FLOWS

                                 (in thousands)

                                                                             Six Months Ended
                                                                            -------------------
                            Year Ended  Month Ended Year Ended  Year Ended
                           December 31, January 31, January 31, January 30, August 1,  July 30,
                               1997        1998        1999        2000       1999       2000
                           ------------ ----------- ----------- ----------- ---------  --------
                                                                               (unaudited)
Cash flows from operating
 activities:
 Net income (loss).......    $(3,589)     $1,347      $ 4,130     $38,098   $ 12,947   $ 40,809
 Adjustments to
  reconcile net income
  (loss) to net cash
  provided by (used in)
  operating activities:
  Depreciation and
   amortization..........      1,363         219        4,006       9,006      3,640      6,359
  Stock options granted
   in exchange for lease
   financing and
   services..............        120         --           --           15        --         --
  Amortization of
   deferred
   compensation..........        961         360        2,537         662        452         85
  Common stock issued in
   exchange for assets
   and services..........        --          --           --          --           4      1,324
  Tax benefit from
   employee stock
   plans.................        --          --            45      10,613        503     30,325
  Changes in operating
   assets and
   liabilities:
   Accounts receivable...    (11,446)     (2,912)      (5,234)    (54,043)   (36,998)   (17,868)
   Inventory.............         38        (496)     (28,102)     (9,008)    20,182    (30,504)
   Prepaid expenses and
    other current
    assets...............       (237)       (316)      (1,005)     (5,161)    (1,147)   (17,744)
   Deposits and other
    assets...............        (59)        --          (408)     (3,008)    (2,968)    (2,471)
   Accounts payable......     11,295       3,740       20,418      24,180       (951)    10,477
   Accrued liabilities...        373          21        1,746       4,517      3,441     13,901
                             -------      ------      -------     -------   --------   --------
     Net cash provided by
      (used in) operating
      activities.........     (1,181)      1,963       (1,867)     15,871       (895)    34,693
                             -------      ------      -------     -------   --------   --------
Cash flows used in
 investing activities:
 Purchase of property
  and equipment..........     (2,732)       (163)      (7,899)    (11,589)    (4,716)   (15,060)
                             -------      ------      -------     -------   --------   --------
Cash flows from financing
 activities:
 Borrowings (payments)
  under line of credit...        --          --         5,000      (5,000)    (5,000)       --
 Common stock issued
  under employee stock
  plans..................        830           6          348       7,677        990      8,984
 Sale of common stock
  under public offering,
  net of issuance costs..        --          --        37,539       5,741      5,810        --
 Issuance and conversion
  of mandatorily
  convertible notes into
  common stock...........        --          --        11,000         --         --         --
 Long-term payable
  related to patent
  license agreement......        --          --           --          500      1,000        --
 Net proceeds from sale
  of preferred stock.....      7,538         --           --          --         --         --
 Advance in connection
  with Microsoft
  agreement..............        --          --           --          --         --     200,000
 Payments under capital
  leases.................     (1,037)       (373)      (1,848)     (1,897)      (689)      (972)
                             -------      ------      -------     -------   --------   --------
     Net cash provided by
      (used in) financing
      activities.........      7,331        (367)      52,039       7,021      2,111    208,012
                             -------      ------      -------     -------   --------   --------
Change in cash and cash
 equivalents.............      3,418       1,433       42,273      11,303     (3,500)   227,645
Cash and cash equivalents
 at beginning of period..      3,133       6,551        7,984      50,257     50,257     61,560
                             -------      ------      -------     -------   --------   --------
Cash and cash equivalents
 at end of period........    $ 6,551      $7,984      $50,257     $61,560   $ 46,757   $289,205
                             =======      ======      =======     =======   ========   ========
Cash paid for interest...    $   267      $   31      $   471     $   332   $    133   $     92
                             =======      ======      =======     =======   ========   ========
Cash paid for taxes......    $   --       $  --       $   --      $15,965   $  8,803   $    145
                             =======      ======      =======     =======   ========   ========
Noncash financing and
 investing activities:
 Assets recorded under
  capital lease..........    $ 3,023      $   32      $ 2,245     $ 1,264   $     16   $    --
                             =======      ======      =======     =======   ========   ========
 Deferred compensation
  related to grant of
  common stock options...    $ 4,277      $  361      $   --      $   --    $    --    $    --
                             =======      ======      =======     =======   ========   ========
 Repurchase of common
  stock in settlement of                                                               $
  accounts receivable....    $   --       $  --       $   --      $ 7,452   $  7,452        --
                             =======      ======      =======     =======   ========   ========
 Issuance of common
  stock in connection
  with long-term
  software license.......    $   --       $  --       $   --      $ 5,000   $  5,000   $    --
                             =======      ======      =======     =======   ========   ========
 Liabilities assumed in
  connection with long-
  term software
  license................    $   --       $  --       $   --      $ 5,000   $  5,000   $    --
                             =======      ======      =======     =======   ========   ========

                See accompanying notes to financial statements.

                              NVIDIA CORPORATION

                         NOTES TO FINANCIAL STATEMENTS
 (Information as of July 30, 2000 and for the six months ended August 1, 1999 and July 30, 2000 is unaudited)

(1) Organization and Significant Accounting Policies

 Organization

  NVIDIA Corporation (the "Company") designs, develops and markets 3D graphics processors for the PC market. The Company operates primarily in one industry segment in the United States, Asia and Europe. In April 1998, the Company was reincorporated as a Delaware corporation.

 Fiscal Year

  Effective January 1, 1998, the Company changed its fiscal year-end financial reporting period to January 31. The Company elected not to restate its previous reporting periods ending December 31. In addition, effective February 1, 1998, the Company changed its fiscal year end from January 31 to a 52- or 53-week year ending on the last Sunday in January. As a result, the first and fourth quarters of fiscal 1999 are 12- and 14-week periods, respectively, with the remaining quarters being 13-week periods. All four quarters of fiscal 2000 and the first two quarters of fiscal 2001 are 13-week periods.

 Principles of Consolidation

  Beginning in the second quarter of fiscal 2001, the consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries after elimination of material intercompany accounts and transactions.

 Interim Financial Information

  The consolidated financial information as of July 30, 2000 and the six months ended August 1, 1999 and July 30, 2000 is unaudited, but includes all adjustments (consisting of normal recurring adjustments) that the Company considers necessary for the fair presentation of the financial position at such dates and the operations and cash flows for the periods then ended. Operating results for the six months ended July 30, 2000 are not necessarily indicative of results that may be expected for the entire year.

 Cash and Cash Equivalents

  The Company considers all highly liquid investments purchased with a maturity of three months or less at the time of purchase to be cash equivalents. Currently, the Company's cash equivalents consist of $54.3 million invested in money market funds.

 Inventories

  Inventories are stated at the lower of first-in first-out, cost or market. Write-downs to reduce the carrying value of obsolete, slow moving and non-usable inventory to net realizable value are charged to cost of revenue.

 Property and Equipment

  Property and equipment are stated at cost. Depreciation is computed using the straight-line method based on estimated useful lives, generally three to four years. Depreciation expense includes the amortization of assets recorded under capital leases. Leasehold improvements and assets recorded under capital leases are amortized over the shorter of the lease term or the estimated useful life of the asset.

 Software Development Costs

  Software development costs are expensed as incurred until the technological feasibility of the related product has been established. After technological feasibility is established, any additional software development

                              NVIDIA CORPORATION

         (Information as of July 30, 2000 and for the six months ended
                August 1, 1999 and July 30, 2000 is unaudited)

costs would be capitalized in accordance with Financial Accounting Standards Board Statement of Financial Accounting Standards ("SFAS") No. 86, Capitalization of Software Development Costs. Through January 30, 2000, the Company's process for developing software was completed concurrently with the establishment of technological feasibility, and, accordingly, no software costs have been capitalized to date. Software development costs incurred prior to achieving technological feasibility are charged to research and development expense as incurred.

 Revenue Recognition

  Revenue from product sales to all customers (excluding distributors) is recognized upon shipment, net of appropriate allowances. The Company's policy on sales to distributors is to defer recognition of sales and related gross profit until the distributors resell the product. Royalty revenue is recognized upon shipment of product by the licensee to its customers. The Company believes that the software sold with its products is incidental to the product as a whole.

 Concentration of Credit Risk

  Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash equivalents and trade accounts receivable. The Company invests primarily in money market funds and limits the amount of exposure to any one financial institution. Four customers accounted for approximately 37% of the Company's accounts receivable balance at January 30, 2000. The Company performs ongoing credit evaluations of its customers' financial condition and maintains an allowance for potential credit losses.

 Research and Development Arrangements

  The Company entered into contractual agreements to provide design, development and support services on a best efforts basis. All amounts funded to the Company under these agreements are non-refundable once paid. The Company recorded reductions to research and development expense after the services were performed based on the achievement of contractually specified milestones and the collectability of amounts was assured.

 Accounting for Stock-Based Compensation

  The Company uses the intrinsic value method to account for its stock-based employee compensation plans. Deferred compensation arising from stock-based awards is amortized in accordance with Financial Accounting Standards Board Interpretation No. 28.

 Income Taxes

  The Company records income taxes using the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recorded or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

 Fair Value of Financial Instruments

  The carrying value of cash, cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate fair value due to the short maturity of those instruments.

                              NVIDIA CORPORATION

         (Information as of July 30, 2000 and for the six months ended
                August 1, 1999 and July 30, 2000 is unaudited)


 Comprehensive Income

  In June 1997, the Financial Accounting Standards Board issued SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes standards for reporting and displaying comprehensive income and its components in financial statements. The Company had no other components of comprehensive income other than the reported amounts of net income (loss) in all periods presented.

 Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the recorded amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

 Reclassifications

  Certain prior year amounts in the financial statements have been reclassified to conform to the current year presentation. Such reclassifications had no effect on net income (loss) or stockholders' equity.

 New Accounting Pronouncements

  In March 1998, the AICPA issued SOP 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," which provides guidance on accounting for the costs of computer software intended for internal use. Effective February 1, 1999, the Company adopted SOP 98-1. There was no material change to the Company's results of operations or financial position as a result of the adoption of SOP 98-1.

  In June 1998, the Financial Accounting Standards Board or "FASB" issued Statement of Financial Accounting Standards No. 133 ("SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities." SFAS 133, as amended by SFAS No. 138, establishes accounting and reporting standards for derivative instruments and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. Management does not expect the adoption of SFAS 133 to have a material effect on the Company's results of operations or financial position. The Company is required to adopt SFAS 133, as amended, in fiscal 2002.

  In December 1999, the Securities and Exchange Commission, or SEC issued Staff Accounting Bulletin No. 101 ("SAB 101"), "Revenue Recognition in Financial Statements." SAB 101 summarizes certain of the staff's views in applying generally accepted accounting principles to selected revenue recognition issues. The Company is required to adopt SAB 101 no later than the fourth quarter of fiscal 2001. The SEC has recently indicated it intends to issue further guidance with respect to adoption of specific issues addressed by SAB 101. Until such time as this additional guidance is issued, the Company is unable to assess the impact, if any, it may have on its results of operations or financial position.

                              NVIDIA CORPORATION

         (Information as of July 30, 2000 and for the six months ended
                August 1, 1999 and July 30, 2000 is unaudited)


 Net Income (Loss) Per Share

  Basic net income (loss) per share is computed using the weighted average number of common shares outstanding during the period. Diluted net income
(loss) per share is computed using the weighted average number of common and dilutive common equivalent shares outstanding during the period, using either the as-if-converted method for mandatorily convertible notes and convertible preferred stock or the treasury stock method for options and warrants. Share and per share data presented reflect the two-for-one stock split effective June 2000. The following is a reconciliation of the numerators and denominators of the basic and diluted net income (loss) per share computations for the periods presented:

                                          Income/(Loss)    Shares     Per Share
                                           (Numerator)  (Denominator)  Amount
                                          ------------- ------------- ---------
                                                (in thousands)
Year ended December 31, 1997
Basic and diluted net loss...............    $(3,589)      25,354      $(0.14)
                                             =======       ======      ======
One month ended January 31, 1998
Basic net income.........................    $ 1,347       28,282      $ 0.05
Effect of dilutive securities:
 Stock options outstanding...............                   5,062
 Warrants................................                     202
 Convertible preferred stock.............                  18,654
                                             -------       ------
Diluted net income.......................    $ 1,347       52,200      $ 0.03
                                             =======       ======      ======
Year ended January 31, 1999
Basic net income.........................    $ 4,130       29,130      $ 0.14
Effect of dilutive securities:
 Stock options outstanding...............                   5,812
 Warrants................................                     232
 Mandatorily convertible notes...........                   1,434
 Convertible preferred stock.............                  18,178
                                                           ------
Diluted net income.......................    $ 4,130       54,786      $ 0.08
                                             =======       ======      ======
Year ended January 30, 2000
Basic net income.........................    $38,098       59,744      $ 0.64
Effect of dilutive securities:
 Stock options outstanding...............                  12,006
 Warrants................................                     142
 Common stock issuable in connection with
  long-term software license.............                     304
                                             -------       ------
Diluted net income.......................    $38,098       72,196      $ 0.53
                                             =======       ======      ======
Six months ended August 1, 1999
 (unaudited)
Basic net income.........................    $12,947       58,620      $ 0.22
Effect of dilutive securities:
 Stock options outstanding...............                  11,754
 Warrants................................                     283
 Common stock issuable in connection with
  long-term software license.............                     253
                                             -------       ------
Diluted net income.......................    $12,947       70,910      $ 0.18
                                             =======       ======      ======
Six months ended July 30, 2000
 (unaudited)
Basic net income.........................    $40,809       63,988      $ 0.64
Effect of dilutive securities:
 Stock options outstanding...............                  14,645
                                             -------       ------
Diluted net income.......................    $40,809       78,633      $ 0.52
                                             =======       ======      ======

                              NVIDIA CORPORATION

         (Information as of July 30, 2000 and for the six months ended
                August 1, 1999 and July 30, 2000 is unaudited)


  As of January 31, 1999 and 1998, options to acquire 1,285,500 and 298,064 shares of common stock with weighted-average exercise prices of $4.43 and $2.75, respectively, were not included in the computation of diluted earnings per share because the options' exercise price was greater than the average market price of the Company's common shares and, therefore, the effect would be antidilutive. Options to purchase 7,470,916 shares of common stock with a weighted-average exercise price of $0.89, warrants to purchase 317,612 shares of common stock as well as 18,654,174 shares of convertible preferred stock were outstanding for the year ended December 31, 1997 but were not included in the calculation of diluted earnings per share because the Company had a net loss for that year and to do so would have been antidilutive.

(2) Balance Sheet Components

  Certain balance sheet components are as follows:

                                          January 31,  January 30,    July 30,
                                             1999          2000         2000
                                          ----------- -------------- -----------
                                                      (in thousands) (unaudited)
Inventory:
Work in-process..........................   $15,385      $ 6,446       $21,496
Finished goods...........................    13,238       31,185        46,639
                                            -------      -------       -------
  Total inventory........................   $28,623      $37,631       $68,135
                                            =======      =======       =======

  At July 30, 2000, the Company had noncancelable inventory purchase commitments totaling $157.1 million.

                                                         January 31, January 30,
                                                            1999        2000
                                                         ----------- -----------
                                                             (in thousands)
Property and Equipment:
Purchased engineering software..........................   $ 4,102    $ 17,013
Test equipment..........................................     3,625       8,103
Computer equipment......................................     9,028      14,194
Leasehold improvements..................................       475         878
Office furniture and equipment..........................     1,361       1,142
                                                           -------    --------
                                                            18,591      41,330
Accumulated depreciation and amortization...............    (6,941)    (15,444)
                                                           -------    --------
Property and equipment, net.............................   $11,650    $ 25,886
                                                           =======    ========

  Assets recorded under capital leases included in property and equipment were $6,637,000 and $6,892,000 as of January 31, 1999 and January 30, 2000,
respectively. Accumulated amortization thereon was $3,238,000 and $5,285,000 as of January 31, 1999 and January 30, 2000, respectively.

                                                         January 31, January 30,
                                                            1999        2000
                                                         ----------- -----------
                                                             (in thousands)
Accrued Liabilities:
Accrued sales and marketing allowances..................   $1,973      $5,377
Other...................................................    3,039       4,152
                                                           ------      ------
  Total accrued liabilities.............................   $5,012      $9,529
                                                           ======      ======

                              NVIDIA CORPORATION

         (Information as of July 30, 2000 and for the six months ended
                August 1, 1999 and July 30, 2000 is unaudited)


(3) Stockholders' Equity

 Mandatorily Convertible Notes

  Convertible subordinated non-interest bearing notes were issued to three major customers in July and August 1998 for a total of $11.0 million. The notes were subordinated to certain senior indebtedness. On January 15, 1999, the outstanding principal balance of these notes automatically converted into 3,142,858 shares of common stock of the Company at a conversion price equal to $3.50 per share.

 Convertible Preferred Stock

  On January 22, 1999, 18,654,174 shares of preferred stock were automatically converted into common stock upon the completion of the initial public offering of common stock. As of January 30, 2000, there are no shares of preferred stock outstanding and the Company has no current plans to issue any of the authorized preferred stock.

 1998 Equity Incentive Plan

  The Equity Incentive Plan (the "Plan"), as amended and restated on February 17, 1998, provides for the issuance of up to 30,000,000 shares of the Company's common stock to directors, employees and consultants. The Plan provides for the issuance of stock bonuses, restricted stock purchase rights, incentive stock options or nonstatutory stock options. Each year on the last day of each fiscal year, starting with the year ending January 31, 1999, the aggregate number of shares of common stock that are available for issuance will automatically be increased by a number of shares equal to five percent (5%) of the Company's outstanding common stock on such date, including on an as-if-converted basis preferred stock and convertible notes, and outstanding options and warrants, calculated using the treasury stock method. In January 2000, the shares of common stock available for issuance were increased by 3,861,924 shares pursuant to this provision.

  Pursuant to the Plan, the exercise price for incentive stock options is at least 100% of the fair market value on the date of grant or for employees owning in excess of 10% of the voting power of all classes of stock, 110% of the fair market value on the date of grant. For nonstatutory stock options, the exercise price is no less than 85% of the fair market value on the date of grant.

  Options generally expire in 10 years. Vesting periods are determined by the Board of Directors. However, options generally vest ratably over a four year period, with 25% becoming vested approximately one year from the date of grant and the remaining 75% vesting on a quarterly basis over the next three years. Options granted prior to December 1997 could be exercised prior to full vesting. Any unvested shares so purchased were subject to a repurchase right in favor of the Company at a repurchase price per share that was equal to the original per share purchase price. The right to repurchase at the original price would lapse at the rate of 25% per year over the four-year period from the date of grant. As of January 30, 2000, there were 999,222 such shares subject to repurchase.

  The Company accounts for the plan using the intrinsic value method. As such, compensation expense is recorded if on the date of grant the current fair value per share of the underlying stock exceeds the exercise price per share. With respect to certain options granted during 1997 and the one month ended January 31, 1998, the Company recorded deferred compensation of $4,277,000 and $361,000, respectively, for the difference at the grant date between the exercise price per share and the fair value per share, based upon independent valuations and management's estimate of the fair value of the Company's stock on the various grant dates of the common stock underlying the options. This amount is being amortized over the vesting period of the individual options, generally four years.

                              NVIDIA CORPORATION

         (Information as of July 30, 2000 and for the six months ended
                August 1, 1999 and July 30, 2000 is unaudited)


 Non-Employee Directors' Stock Option Plan

  In February 1998, the Board of Directors adopted the 1998 Non-Employee Directors' Stock Option Plan (the "Directors' Plan") to provide for the automatic grant of options to purchase shares of common stock to directors of the Company who are not employees of or consultants to the Company or an affiliate of the Company (a "Non-Employee Director"). The Compensation Committee administers the Directors' Plan. The aggregate number of shares of common stock that may be issued pursuant to options granted under the Directors' Plan is 600,000 shares.

 Stock-Based Compensation

  As permitted under Statement of Financial Accounting Standards No. 123, ("SFAS 123"), the Company has elected to follow Accounting Principles Board Opinion No. 25 ("APB 25") and related Interpretations in accounting for stock-based awards to employees. Compensation cost for the Company's stock-based compensation plans as determined consistent with SFAS 123, would have increased net loss and would have decreased net income to the pro forma amounts indicated below:

                                   Year Ended  Month Ended Year Ended Year Ended
                                  December 31, January 31,  January    January
                                      1997        1998      31, 1999   30, 2000
                                  ------------ ----------- ---------- ----------
Net income (loss)--as reported..    $(3,589)     $1,347      $4,130    $38,098
Net income (loss)--pro forma....    $(3,694)     $1,046      $ (256)   $30,697
Basic net income (loss) per
 share--as reported.............    $ (0.14)     $ 0.05      $ 0.14    $  0.64
Basic net income (loss)--pro
 forma..........................    $ (0.15)     $ 0.04      $(0.01)   $  0.51
Diluted net income (loss) per
 share--as reported.............    $ (0.14)     $ 0.03      $ 0.08    $  0.53
Diluted net income (loss)--pro
 forma..........................    $ (0.15)     $ 0.02      $  --     $  0.43

  The fair value of options granted in fiscal 2000 has been estimated at the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions: no dividend yield, risk free interest rate of 5.84%, expected life for the option of five years and volatility of 70%. The fair value of options granted prior to the initial public offering is estimated on the date of grant using the minimum value method with the following weighted-average assumptions: no dividend yield; risk free interest rate of 5.0% to 6.5%; expected life for the option of five years; and volatility of 0%. The weighted-average per share fair value of options granted during the year ended 1997, the one month ended January 31, 1998, the years ended January 31, 1999 and January 30, 2000 was approximately $.08, $1.43, $1.74, $1.45 and $13.53, respectively.

                              NVIDIA CORPORATION

         (Information as of July 30, 2000 and for the six months ended
                August 1, 1999 and July 30, 2000 is unaudited)


  The following summarizes the transactions under the equity incentive and non-employee director plans:

                                                                      Shares
                                                         Number      Weighted
                                          Available    of Shares   Average Price
                                          for Grant   Under Option   Per Share
                                         -----------  ------------ -------------
Balances, December 31, 1996.............   7,013,212    4,352,040     $ 0.14
  Authorized............................   4,000,000          --         --
  Granted...............................  (9,901,714)  10,001,714       0.72
  Exercised.............................         --    (5,207,672)      0.16
  Cancelled.............................   1,736,416   (1,675,166)      0.15
                                         -----------   ----------
Balances, December 31, 1997.............   2,847,914    7,470,916       0.89
  Authorized............................         --           --         --
  Granted...............................  (1,210,000)   1,210,000       2.51
  Exercised.............................         --        (2,250)      1.58
                                         -----------   ----------
Balances, January 31, 1998..............   1,637,914    8,678,666       1.12
  Authorized............................  13,757,212          --         --
  Granted............................... (13,185,100)  13,225,100       3.61
  Exercised.............................         --      (405,550)      0.96
  Cancelled.............................   3,385,376   (3,385,376)      3.18
                                         -----------   ----------
Balances, January 31, 1999..............   5,595,402   18,112,840       2.56
  Authorized............................   3,861,924          --         --
  Granted...............................  (6,789,200)   6,789,200      10.80
  Exercised.............................         --    (3,578,938)      1.78
  Cancelled.............................   1,631,502   (1,631,502)      3.17
                                         -----------   ----------
Balances, January 30, 2000..............   4,299,628   19,691,600     $ 5.49
                                         -----------   ----------

  In July 1998, the Board of Directors adopted a resolution allowing employees to exchange some or all of their existing unvested options to purchase common stock of the Company for options having an exercise price of $3.15 per share. The repriced options retain the same vesting schedule as the originally issued options, but the repriced options did not become exercisable until July 1999. Options to purchase approximately 2,507,000 shares of common stock were repriced under this program. Stock options held by executive officers and directors were not eligible for such repricing.

  During 1997 and fiscal 2000, the Company granted common stock options within the Plan to consultants for services rendered. The fair value of all option grants to non-employees has been estimated using the Black-Scholes option pricing model using the following assumptions: dividend yield--none; expected life--contractual term; risk free interest rates--6.0% to 6.5%; volatility-- 60%. The estimated fair value of these options was $120,000 and $22,000 in 1997 and fiscal 2000, respectively.

  In 1997, options to purchase 100,000 shares of common stock were granted to an outside investor during the Series D preferred stock offering. In 1998, options to purchase 40,000 shares of common stock were granted to an outside investor. As of January 30, 2000, options to purchase 71,250 shares of common stock were outstanding, of which 5,000 shares were vested.

                              NVIDIA CORPORATION

         (Information as of July 30, 2000 and for the six months ended
                August 1, 1999 and July 30, 2000 is unaudited)


  The following table summarizes information about stock options outstanding as of January 30, 2000:

                                  Options Outstanding                Options Exercisable
                      ------------------------------------------- --------------------------
                                  Weighted Average    Weighted                   Weighted
 Range of Exercise      Number       Remaining        Average       Number       Average
 Prices               Outstanding Contractual Life Exercise Price Exercisable Exercise Price
 -----------------    ----------- ---------------- -------------- ----------- --------------
   $ 0.09 -- $ 0.65    1,665,596        7.26           $ 0.40        679,416      $ 0.34
     1.32 --   1.58    1,911,300        7.85             1.42        698,922        1.44
     2.08 --   3.15    4,013,636        8.45             3.04      1,074,216        2.99
     3.33 --   4.50    5,440,680        8.52             3.74      1,677,050        3.80
     8.19 --  10.06    3,640,388        9.43             8.97         91,802        8.51
    10.25 --  11.75    2,047,000        9.75            10.72         77,182       10.25
    17.31 --  18.69      973,000        9.89            17.99            --          --
                      ----------                                   ---------
   $ 0.09 -- $18.69   19,691,600        8.70           $ 5.49      4,298,588      $ 2.88
                      ----------                                   ---------

Employee Stock Purchase Plan

  In February 1998, the Board of Directors approved the 1998 Employee Stock Purchase Plan (the "Purchase Plan"), covering an aggregate of 1,000,000 shares of common stock. The Purchase Plan is intended to qualify as an "employee stock purchase plan" within the meaning of Section 423 of the Code. Under the Purchase Plan, the Board may authorize participation by eligible employees, including officers, in periodic offerings following the adoption of the Purchase Plan. Under the Purchase Plan, the offering period for any offering will be no longer than 27 months. Under the plan offering adopted pursuant to the Purchase Plan, each offering period has been set at six months. In June 1999, the plan was amended to increase the number of shares reserved for issuance automatically each year at the end of the Company's fiscal year for the next 10 years (commencing at the end of fiscal 2000 and ending 10 years later in 2009) by an amount equal to 2% of the outstanding shares of the Company on each date, including on an as-if-converted basis preferred stock and convertible notes, and outstanding options and warrants, calculated using the treasury stock method, up to a maximum aggregate increase of 12 million shares over the 10-year period. In January 2000, the shares of common stock available for issuance were increased by 1,544,770 shares pursuant to this provision.

  Employees are eligible to participate if they are employed by the Company or an affiliate of the Company designated by the Board. Employees who participate in an offering generally can have up to 10% of their earnings withheld pursuant to the Purchase Plan and applied, on specified dates determined by the Board, to the purchase of shares of common stock. The Board may increase this percentage at its discretion, up to 15%. The price of common stock purchased under the Purchase Plan will be equal to 85% of the lower of the fair market value of the common stock on the commencement date of each offering period or the relevant purchase date. Employees may end their participation in the offering at any time during the offering period, and participation ends automatically on termination of employment with the Company. At January 30, 2000, 257,654 shares have been issued under the Purchase Plan and 2,287,116 shares have been reserved for further issuance.

  The fair value of options granted under the Purchase Plan in fiscal 2000 has been estimated at the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions: no dividend yield, risk free interest rate of 5.21% , expected life for the option of 0.5 years and volatility of 70%. The weighted-average fair value of shares granted under the Purchase Plan during the year ended January 30, 2000 was approximately $3.92 per share.

                              NVIDIA CORPORATION

         (Information as of July 30, 2000 and for the six months ended
                August 1, 1999 and July 30, 2000 is unaudited)


(4) Financial Arrangements, Commitments and Contingencies

 Short-term Borrowings

  In July 1999, the Company entered into an amended loan and security agreement with a bank, which included a $10.0 million revolving loan agreement with a borrowing base equal to 80% of eligible accounts. Borrowings under the line of credit bear interest at the prime rate, which was 8.5% at January 30, 2000, and are due in July 2000. Covenants governing the loan agreement require the maintenance of certain financial ratios. As of January 30, 2000, the Company had no outstanding borrowings against the line of credit. The agreement expired on July 29, 2000.

 Lease Obligations

  The Company leases certain office facilities under operating leases expiring through 2003. Future minimum lease payments under the Company's noncancelable capital and operating leases as of January 30, 2000, are as follows (in thousands):

   Year ending January                                   Operating    Capital
   -------------------                                  ----------- -----------
   2001...............................................    $ 2,614     $ 2,000
   2002...............................................      2,722         705
   2003...............................................      2,431         418
                                                          -------     -------
   Total payments.....................................    $ 7,767       3,123
                                                          =======
   Less amount representing interest, at rates ranging
    from 8% to 10%....................................                    375
                                                                      -------
   Present value of minimum debt payments.............                  2,748
   Less current portion...............................                  1,786
                                                                      -------
   Long-term portion..................................                $   962
                                                                      =======

  The following is an analysis of the property and equipment under capital leases by major classes:

                                                        January 31, January 30,
                                                           1999        2000
                                                        ----------- -----------
                                                            (in thousands)
   Classes of Property and Equipment:
   Computer equipment.................................    $ 4,450     $ 4,192
   Test equipment.....................................      1,192       1,915
   Software and other.................................        995         785
                                                          -------     -------
                                                            6,637       6,892
   Accumulated depreciation and amortization..........     (3,238)     (5,285)
                                                          -------     -------
   Leased property and equipment, net.................    $ 3,399     $ 1,607
                                                          =======     =======

  Rent expense for 1997, one month ended January 31, 1998, the years ended January 31, 1999 and January 30, 2000 was approximately $425,000, $52,000, $1,555,000 and $2,501,000, respectively.

 Litigation

  On April 9, 1998, the Company was notified that SGI had filed a patent infringement lawsuit against it in the United States District Court for the District of Delaware. The suit alleged that the sale and use of the Company's RIVA family of 3D graphics processors infringed a United States patent held by SGI. The suit sought

                              NVIDIA CORPORATION

         (Information as of July 30, 2000 and for the six months ended
                August 1, 1999 and July 30, 2000 is unaudited)

unspecified damages (including treble damages), an order permanently enjoining further alleged infringement and attorneys' fees. In July 1999, the matter settled during trial and it has been dismissed. As part of the settlement, the Company entered into agreements with SGI to create a broad strategic alliance to collaborate on future graphics technologies. As part of the agreements, SGI dismissed its patent infringement suit against the Company and the Company licensed SGI's 3D graphics patent portfolio. Additionally, SGI agreed to incorporate the Company's graphics technology into new desktop graphics systems and transfer engineering personnel to the Company during the third quarter of fiscal 2000. The Company agreed to pay SGI a total of $3.0 million in nine quarterly installments with the final payment due in May 2001. The rights to patents recorded under other assets are amortized using the straight-line method over five years.

  On May 11, 1998, S3 filed a patent infringement suit against the Company in the United States District Court for the Northern District of California. The suit alleged that the Company's sale of RIVA 128, 128ZX and TNT graphics processors infringed three United States patents owned by S3. The suit sought unspecified damages (including treble damages), an order permanently enjoining further alleged infringement and attorneys' fees. The Company and S3 agreed to settle this case on February 1, 2000, on the basis of mutual patent cross-licenses and on February 7, 2000, the District Court entered a final judgment in the Company's favor, dismissing all of S3's claims.

  On September 21, 1998, 3Dfx filed a patent infringement lawsuit against the Company in the United States District Court for the Northern District of California alleging infringement of a 3Dfx patent. On March 2, 1999, 3Dfx added a second patent to the suit and on May 24, 1999, 3Dfx added a third patent to the suit. The amended complaint alleges that the Company's RIVA TNT, RIVA TNT2 and RIVA TNT2 Ultra products infringe the patents in suit and seeks unspecified compensatory and trebled damages and attorneys' fees. The Company's current generation of products is not identified as infringing any of the patents in suit. The Company has filed an answer and counter-claims asserting that the patents in suit are invalid and not infringed. These assertions are supported by the Company's investigations to date and an opinion from the Company's patent counsel in this suit. The Company anticipates that the trial date will be set by the District Court after it rules on claims construction issues.

  In addition to the above litigation, from time to time the Company is subject to claims in the ordinary course of business, none of which in the Company's view, would have a material adverse impact on the Company's business or financial position if resolved unfavorably.

                              NVIDIA CORPORATION

         (Information as of July 30, 2000 and for the six months ended
                August 1, 1999 and July 30, 2000 is unaudited)


(5) Income Taxes

  The components of income tax expense are as follows:

                                Year Ended  Month Ended Year Ended  Year Ended
                               December 31, January 31, January 31, January 30,
                                   1997        1998        1999        2000
                               ------------ ----------- ----------- -----------
Current:
  Federal.....................    $ --         $134        $ 538      $11,624
  State.......................      --          --           --           824
                                  -----        ----        -----      -------
  Total current...............      --          134          538       12,448
Deferred:
  Federal.....................      --          --          (226)      (3,923)
  State.......................      --          --           --        (1,070)
                                  -----        ----        -----      -------
  Total deferred..............      --          --          (226)      (4,993)
Charge in lieu of taxes
 attributable to employer
 stock option plans...........      --          --            45       10,613
                                  -----        ----        -----      -------
  Total income taxes..........    $ --         $134        $ 357      $18,068
                                  =====        ====        =====      =======

  The provision for income taxes differs from the amount computed by applying the federal statutory income tax rate of 35% to income before taxes as follows:

                                  Year Ended  Month Ended Year Ended Year Ended
                                 December 31, January 31,  January    January
                                     1997        1998      31, 1999   30, 2000
                                 ------------ ----------- ---------- ----------
   Tax expense (benefit)
    computed at federal
    statutory rate.............    $(1,256)      $ 518     $ 1,570    $19,658
   Loss carryforward...........      1,256        (518)     (1,570)       --
   Alternate Minimum Tax.......        --          134         357        --
   State income taxes, net of
    federal tax benefit........        --          --          --       1,531
   Research and experimentation
    credit.....................        --          --          --      (1,389)
   Change in valuation
    allowance..................        --          --          --      (4,784)
   Other.......................        --          --          --       3,052
                                   -------       -----     -------    -------
     Total income taxes........    $   --        $ 134     $   357    $18,068
                                   =======       =====     =======    =======

  The tax effect of temporary differences that gives rise to significant portions of the deferred tax assets are presented below:

                                               As of       As of       As of
                                            January 31, January 31, January 30,
                                               1998        1999        2000
                                            ----------- ----------- -----------
   Net operating loss carryforwards........   $ 3,380     $   --      $  --
   Accruals and reserves, not currently
    taken for tax purposes.................       228       2,323      4,996
   Research credit carryforwards...........     1,095       1,775        --
   Advances on development contract........       996         138        --
   Other...................................       383         774        223
                                              -------     -------     ------
   Total gross deferred tax assets.........     6,082       5,010      5,219
   Less valuation allowance................    (6,082)     (4,784)        --
                                              -------     -------     ------
   Net deferred tax assets.................   $   --      $   226     $5,219
                                              =======     =======     ======

                              NVIDIA CORPORATION

         (Information as of July 30, 2000 and for the six months ended
                August 1, 1999 and July 30, 2000 is unaudited)


  The valuation allowance had decreases of $1,298,000 and $4,784,000 for the year ended January 31, 1999 and the year ended January 30, 2000, respectively. Management believes that it is more likely than not that future operations will generate sufficient taxable income to realize the deferred tax assets.

(6) Development Agreement

  The Company had a strategic collaboration agreement with ST for the manufacture, marketing, and sale of certain of the Company's products. In 1996, ST paid the Company $2,500,000 for advanced royalty payments and agreed to partially support the research and development and marketing efforts for certain of the Company's products. In connection with this agreement, the Company recorded royalty revenue of $1,791,000, $1,911,000 and $6,824,000, in 1997, the one month ended January 31, 1998, and the year ended January 31, 1999, respectively. Royalty revenue decreased to zero in fiscal 2000 due primarily to reduced sales of RIVA 128 graphics processor and derivative products and disputes with ST regarding payment. The Company does not expect to record or receive royalty revenue from ST in the future. The Company also recorded a reduction to research and development cost of $1,936,000 and a reduction to sales, general and administrative expense of $314,000 in 1997. In January of 1998, ST agreed to forgive the $2,500,000 in advanced royalty payments in exchange for the Company's obligation to provide ST continued development and support on certain products developed through December 31, 1998, which was recorded as a reduction to research and development expense in fiscal 1999. Accordingly, $2,500,000 is included in accrued liabilities at December 31, 1997. The costs incurred under the development agreement approximated the amounts recorded as reduction to expenses.

(7) Long-term Software Licensing Agreement

  On April 12, 1999, the Company entered into a $10.0 million five-year software licensing agreement with a supplier in the electronic design automation industry. Under this agreement, the $10.0 million is due in two installments. The first installment was settled in June 1999 for 487,804 shares of the Company's common stock valued at $5.0 million. The second installment was settled in cash on March 31, 2000.

(8) Stock Repurchase Agreement

  In June 1999, the Company repurchased 857,144 shares of the Company's common stock from a major customer in settlement for a portion of then outstanding accounts receivable, in the amount of $7.5 million.

(9) Segment Information

  The Company operates in a single industry segment: the design, development and marketing of 3D graphics processors for the PC market. The Company's chief operating decision maker, the Chief Executive Officer, reviews financial information presented on a consolidated basis for purposes of making operating decisions and assessing financial performance. The following table summarizes geographic information on net sales:

                                                     Year Ended Year Ended Six Months Ended
                             Year Ended  Month Ended  January    January   -----------------
                            December 31, January 31,    31,        30,      August  July 30,
                                1997        1998        1999       2000    1, 1999    2000
                            ------------ ----------- ---------- ---------- -------- --------
   United States...........   $29,071      $13,331    $120,788   $103,609  $ 63,370 $ 38,143
   Asia Pacific............       --           --       29,649    208,832    72,906  231,325
   Europe..................       --           --        7,800     62,064    12,759   49,413
                              -------      -------    --------   --------  -------- --------
   Total revenue...........   $29,071      $13,331    $158,237   $374,505  $149,035 $318,881
                              =======      =======    ========   ========  ======== ========

                              NVIDIA CORPORATION

         (Information as of July 30, 2000 and for the six months ended
                August 1, 1999 and July 30, 2000 is unaudited)


  Revenues to significant customers, those representing approximately 10% or more of total revenue for the respective periods, are summarized as follows:

                                                                            Six Months Ended
                             Year Ended  Month Ended Year Ended Year Ended ------------------
                            December 31, January 31,  January    January   August 1, July 30,
                                1997        1998      31, 1999   30, 2000    1999      2000
                            ------------ ----------- ---------- ---------- --------- --------
   Sales
     Customer A............      63%          59%        35%         3%         7%      --
     Customer B............      31%          39%        27%        15%        25%      --
     Customer C............      --           --         13%        17%        18%       9%
     Customer D............      --           --         12%         2%         5%      --
     Customer E............      --           --         --         15%        16%      22%
     Customer F............      --           --          4%        10%         9%       9%
     Customer G............      --           --         --          5%        --       10%

                                 As of            As of            As of           As of
                            January 31, 1998 January 31, 1999 January 30, 2000 July 30, 2000
                            ---------------- ---------------- ---------------- -------------
   Accounts Receivable
     Customer A............        57%              19%              --              --
     Customer B............        43%              28%               4%              1%
     Customer C............        --               18%              15%              7%
     Customer D............        --               14%              --              --
     Customer E............        --               --               12%             15%
     Customer F............        --               --                6%              4%
     Customer G............        --               --               13%             12%

(10) Quarterly Summary (unaudited)
  (in thousands, except per share data)

                                                  Quarters Ended
                         ------------------------------------------------------------------
                          April    July     Oct.                            Oct.
                           26,      26,      26,   Jan 31, May 2,  Aug. 1,   31,   Jan. 30,
                          1998     1998     1998    1999    1999    1999    1999     2000
                         -------  -------  ------- ------- ------- ------- ------- --------
Statement of Operations
 Data:
Revenue................. $28,263  $12,134  $52,303 $65,537 $71,018 $78,017 $97,015 $128,455
Cost of revenue.........  20,873   12,961   33,566  42,346  45,946  49,625  60,195   79,809
Gross profit (loss).....   7,390     (827)  18,737  23,191  25,072  28,392  36,820   48,646
Net income (loss).......  (1,021)  (9,652)   7,141   7,662   6,261   6,686  10,564   14,587
Basic net income (loss)
 per share (1).......... $  (.04) $  (.34) $   .25 $   .24 $   .11 $   .11 $   .18 $    .24
Diluted net income
 (loss) per share (1)... $  (.04) $  (.34) $   .13 $   .14 $   .09 $   .09 $   .15 $    .19

(1) Reflects the two-for-one stock split effected June 2000.

                              NVIDIA CORPORATION

         (Information as of July 30, 2000 and for the six months ended
                August 1, 1999 and July 30, 2000 is unaudited)


(11) Microsoft Agreement

  On March 5, 2000, the Company entered into an agreement with Microsoft pursuant to which the Company agreed to develop and sell graphics chips and to license certain technology to Microsoft and its licensees for use in the Xbox video game console under development by Microsoft. In April 2000, Microsoft paid the Company $200 million as an advance against graphics chip purchases. Microsoft may terminate the agreement at any time. If termination occurs prior to offset in full of the advance payments, the Company would be required to return to Microsoft up to $100 million of the prepayment and to convert the remainder into preferred stock of the Company at a 30% premium to the 30-day average trading price of the common stock immediately preceding Microsoft's termination of the agreement. In addition, in the event that an individual or corporation makes an offer to purchase shares equal or greater than thirty percent (30%) of the outstanding shares of the Company's common stock, Microsoft has first and last rights of refusal to purchase the stock. The graphics chip contemplated by the agreement is highly complex, and the development and release of the Microsoft Xbox game console and its commercial success are dependent upon a number of factors, many of which the Company cannot control. The Company cannot guarantee that it will be successful in developing the graphics chip for use by Microsoft or that the product will be developed or released, or if released, will be commercially successful.

(12) Stockholders' Equity and Stock Split

  In May 2000, the Company's Board of Directors approved a two-for-one stock split of the Company's common stock for stockholders of record on June 12, 2000, to be effected in the form of a 100% stock dividend. The transfer agent distributed the shares resulting from the split on June 26, 2000. All share and per-share numbers contained herein have been restated to reflect this stock split.

(13) Subsequent Event (Unaudited)

  In August 2000, the Company signed an agreement with ELSA AG to market a complete line of professional workstation products, designed and built by the Company. The Company will market directly to major original equipment manufacturers or OEMs, while ELSA will retain the worldwide exclusive distribution rights to market to all other channels, including system integrators, value-added resellers and distributors. The Company paid ELSA $3.0 million at signing of the agreement and the second installment of $3.0 million is due in September 2000 for all workstation software source code and related intellectual property. As part of the agreement, twelve engineers from the ELSA's workstation graphics team joined the Company.

  On August 28, 2000, the Company filed a patent infringement lawsuit against 3Dfx in the United States District Court for the Northern District of California. The lawsuit alleges that 3Dfx's graphics chip and card products, which are used to accelerate 3D graphics on personal computers, infringe five of the Company's patents and seeks an injunction restraining 3Dfx from manufacturing, selling or importing infringing graphics chip and card products including its Voodoo3, Voodoo4 and Voodoo5 and VSA-100 family of products, as well as monetary damages. The matter is in its earliest stages, discovery has not yet begun and no trial date has been set.

  On February 22, 2000, Graphiques Matrox, Inc. and Systemes Electroniques Matrox Ltd. (collectively "Matrox") filed suit against the Company in the Superior Court, Judicial District of Montreal, Province of Quebec, Canada. The suit alleges that the Company improperly solicited and recruited Matrox employees and encouraged Matrox employees to breach their Matrox confidentiality and/or non-competition agreements. The suit by Matrox seeks, among other things, certain injunctive relief. The Company believes that the claims asserted by Matrox are without merit and the Company intends to vigorously defend this suit.

                              NVIDIA CORPORATION

         (Information as of July 30, 2000 and for the six months ended
                August 1, 1999 and July 30, 2000 is unaudited)


  On May 19, 2000, the Company filed suit against Matrox in Santa Clara County Superior Court alleging that Matrox's efforts to prevent its current and former employees from pursuing employment opportunities with the Company constitute interference with prospective economic advantage and contract and unfair competition. The Company's suit seeks, among other things, unspecified monetary damages, a declaration that Matrox's confidentiality and/or non-competition agreements are unenforceable under California law and a declaration that its use of those agreements and other tactics constitutes unfair competition. On May 26, 2000, the case was transferred to the San Jose Division of the United States District Court for the Northern District of California. On June 14, 2000, Matrox filed an answer denying the Company's claims and a counterclaim alleging trade secret misappropriation, intentional interference with contractual relations and unfair competition. Matrox's California suit seeks unspecified monetary damages and injunctive relief. The Company filed an answer to this counterclaim on July 7, 2000, denying all of Matrox's claims. As with the Montreal action, the Company believes that the claims asserted by Matrox are without merit and intends to vigorously defend this suit.

  On August 1, 2000, the Company's Board of Directors approved the 2000 Nonstatutory Equity Incentive Plan (the "2000 Plan") to provide for the issuance of up to 2,317,155 shares of the Company's common stock to employees and affiliates who are not directors, officers or 10% stockholders. The 2000 Plan provides for the issuance of nonstatutory stock options, stock bonuses and restricted stock purchase rights. Options generally expire in 10 years. The Compensation Committee appointed by the Board of Directors has the authority to determine the option term, exercise price and vesting period of each grant. However, options generally vest ratably over a four-year period, with 25% becoming vested approximately one year from the date of grant and the remaining 75% vesting on a quarterly basis over the next three years.

                               NVIDIA CORPORATION

                 SCHEDULE II--VALUATION AND QUALIFYING ACCOUNTS
                                 (in thousands)

                              Balance  Additions
                                at     Charged to Charged               Balance
                             Beginning Costs and  to Other              at End
        Description          of Period  Expenses  Accounts Deductions  of Period
        -----------          --------- ---------- -------- ----------- ---------
Year ended January 30, 2000
 Allowance for sales
  returns and allowances...   $2,627     4,546        --      3,081(1)  $4,092
                              ======     =====     =====      =====     ======
 Allowance for doubtful
  accounts.................   $   --     2,395        --         44(2)  $2,351
                              ======     =====     =====      =====     ======
Year ended January 31, 1999
 Allowance for sales
  returns and allowances...   $  349     6,261        --      3,983(1)  $2,627
                              ======     =====     =====      =====     ======
One month ended January 31,
 1998
 Allowances for sales
  returns and accounts.....   $  100       249        --         --     $  349
                              ======     =====     =====      =====     ======
Year ended December 31,
 1997
 Allowances for sales
  returns and accounts.....   $   --       100        --         --     $  100
                              ======     =====     =====      =====     ======

--------
(1) Represents amounts written off against the allowance for sales returns.
(2) Uncollectible accounts written off.

                           [NVIDIA CORPORATION LOGO]

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses Of Issuance And Distribution.

  The following table sets forth the estimated costs and expenses, other than the underwriting discounts and commissions, payable by the registrant in connection with the offering of the Securities being registered. All the amounts shown are estimates, except for the registration fee.

   SEC registration fee............................................... $ 52,800
   Accounting fees and expenses....................................... $ 15,000
   Legal fees and expenses............................................ $ 15,000
   Miscellaneous...................................................... $ 17,200
                                                                       --------
     Total............................................................ $100,000
                                                                       ========

  We will pay all fees and expenses associated with filing this registration statement.

Item 15. Indemnification of Officers and Directors.

  Section 145 of the Delaware General Corporation Law, or the DGCL, authorizes a court to award or a corporation's board of directors to grant indemnification to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act. Our Amended and Restated Certificate of Incorporation and our Bylaws provide for mandatory indemnification of our directors and permissive indemnification of officers, employees and other agents to the maximum extent permitted by the DGCL. We have entered into indemnification agreements with our directors. The indemnification agreements provide the registrant's directors with further indemnification to the maximum extent permitted by the DGCL. We also have obtained directors and officers insurance to insure our directors and officers against certain liabilities, including liabilities under the securities laws.

  The underwriting agreements filed as Exhibit 1.1 and Exhibit 1.2 to the registration statement provide for indemnification by the underwriters of the registrant and its officers and directors for certain liabilities under the Securities Act or otherwise.

Item 16. Exhibits And Financial Statement Schedules.

(a)Exhibits

 Exhibit
 Number                          Description of Document
 -------                         -----------------------
 1.1*    Form of Underwriting Agreement for common stock.
 1.2*    Form of Underwriting Agreement for debt securities.
 4.1     Amended and Restated Certificate of Incorporation. Filed as an exhibit to our registration statement on Form S-8 filed on March 23, 1999
         (Registration No. 333-74905) and incorporated herein by reference.
 4.2     Bylaws. Filed as an exhibit to our registration statement on Form S-8 filed on March 23, 1999 (Registration No. 333-74905) and incorporated herein by reference.
 4.3*    Form of Senior Debt Indenture to be entered into between NVIDIA and
         Chase Manhattan Bank and Trust Company, N.A.
 4.4*    Form of Subordinated Debt Indenture to be entered between NVIDIA and
         Chase Manhattan Bank and Trust Company, N.A.
 4.5*    Form of Senior Note.
 4.6*    Form of Subordinated Note.

 Exhibit
 Number                         Description of Document
 -------                        -----------------------
  5.1    Opinion of Cooley Godward LLP.
 10.1*   Lease between NVIDIA and Sobrato Interests III for Building A, dated
         April 4, 2000.
 10.2*   Lease between NVIDIA and Sobrato Interests III for Building B, dated
         April 4, 2000.
 10.3*   Lease between NVIDIA and Sobrato Interests III for Building C, dated
         April 4, 2000.
 10.4*   Lease between NVIDIA and Sobrato Interests III for Building D, dated
         April 4, 2000.
 12.1    Calculation of Ratio of Earnings to Fixed Charges.
 23.1    Consent of KPMG LLP.
 23.2    Consent of Cooley Godward LLP (included in Exhibit 5.1).
 24.1    Power of Attorney (included on signature page).
 25.1    Statement of Eligibility and Qualification on Form T-1 of trustee to act as trustee under indenture.

--------
* Previously filed as an exhibit to our registration statement on Form S-3 filed on March 29, 2000 (Registration Statement No. 333-33560 and incorporated herein by reference).

Item 17. Undertakings

  The undersigned registrant undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the provisions described in Item 15 or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  The undersigned registrant undertakes to file an application for the purpose of determining the eligibility of the trustee to act under subsection (a) of
Section 310 of the Trust Indenture Act in accordance with the rules and regulations prescribed by the Commission under Section 305(b)(2) of the Act.

The undersigned registrant further undertakes:

  (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

    (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933,

    (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of a prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement, and

    (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

    provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Forms S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

  (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

  (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                                  SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Santa Clara, State of California, on September 29, 2000.

                                          NVIDIA Corporation

                                                   /s/ Jen-Hsun Huang
                                          By: _________________________________
                                                      Jen-Hsun Huang
                                                  Chief Executive Officer

  Know all Persons By These Presents, that each person whose signature appears below constitutes and appoints Jen-Hsun Huang and Christine Hoberg and each or both of them, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments and registration statements filed pursuant to Rule 462) to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or his substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

             Signature                           Title                    Date
             ---------                           -----                    ----
/s/ Jen-Hsun Huang                   President, Chief Executive    September 29, 2000
____________________________________  Officer and Director
   Jen-Hsun Huang                     (Principal Executive
                                      Officer)
/s/ Christine B. Hoberg              Chief Financial Officer       September 29, 2000
____________________________________ (Principal Financial and
   Christine B. Hoberg               Accounting Officer)
/s/ Tench Coxe                       Director                      September 29, 2000
____________________________________
   Tench Coxe
                                     Director
____________________________________
   Harvey C. Jones, Jr.
                                     Director
____________________________________
   Mark A. Stevens
                                     Director
____________________________________
   A. Brooke Seawell
/s/ James C. Gaither                 Director                      September 29, 2000
____________________________________
   James C. Gaither
/s/ William J. Miller                Director                      September 29, 2000
____________________________________
   William J. Miller